Exhibit 2.1

ACQUISITION AGREEMENT

BY AND AMONG

COPPERGATE COMMUNICATIONS LTD.

SIGMA DESIGNS, INC.

SELLING SHAREHOLDERS

AND

CARMEL V.C. 2 LTD. AND TAMIR FISHMAN VENTURES MANAGEMENT II LTD.,

AS THE HOLDER REPRESENTATIVES

OCTOBER 12, 2009

Table of Contents

Page

i

v

Exhibits and Schedules

Appendix A	Applicable Securities Compliance Definitions
Exhibit A	Executing Shareholders
Exhibit B	Non-Executing Shareholders
Exhibit C	Shareholder’s Voting and Support Agreement
Exhibit D	Form of Escrow Agreement
Exhibit E	List of Principal Shareholders
Exhibit F	Form of Lockup Agreement
Exhibit G	Form of Letter of Acknowledgment
Exhibit H	Form of Non-competition Agreement
Exhibit I	List of Designated Employees
Exhibit J	Milestones
Exhibit K	Estimated Consideration Allocation Chart
Exhibit L	Consideration Allocation Certificate
Exhibit M	Form of Written Declaration of Loss or Destruction of Share Certificate
Exhibit N	Form of Share Transfer Deeds
Exhibit O	Form of Options Acknowledgement Agreement
Exhibit P	[Reserved]
Exhibit Q	Company Closing Certificate
Exhibit R	Selling Shareholder’s Certificate
Exhibit S	Purchaser Closing Certificate
Exhibit T	Form of Legal Opinion of Shenhav & Co. Law Offices, counsel to Company
Exhibit U	Form of Legal Opinion of Herzog, Fox and Neeman, counsel to Company
Exhibit V	[Reserved]
Exhibit W	[Reserved]
Exhibit X	Form of Legal Opinion of Pillsbury Winthrop Shaw Pittman LLP, counsel to Purchaser
Exhibit Y	Form of Paying Agent Agreement
Exhibit Z	Form of Resignation of Directors
Exhibit AA	Form of Selling Shareholder Questionnaire
Exhibit BB	Form of Assignment of Inventions Agreement
Exhibit CC	Letter of Appointment of Directors

Company Disclosure Schedule

Schedule 1	Key Employees
Schedule 11.02(a)(5)	Indemnification

ACQUISITION AGREEMENT

THIS ACQUISITION AGREEMENT (this “Agreement”), dated as of October 12, 2009, is entered into by and among CopperGate Communications Ltd., a limited liability company under the laws of Israel (the “Company”), Sigma Designs, Inc., a California corporation (“Purchaser”), Carmel V.C. 2 Ltd. and Tamir Fishman Ventures Management II Ltd., as the Holder Representatives, and each of the Persons identified on Exhibit A (the “Executing Shareholders”).

RECITALS

WHEREAS, the parties intend, subject to the terms and conditions herein, to effect an acquisition by Purchaser, directly, or indirectly through a wholly owned Israeli subsidiary of Purchaser (the “Acquisition Subsidiary”), of all of the issued and outstanding share capital of the Company, whether by way of a share purchase of all of the issued and outstanding share capital of the Company or by way of a merger of Acquisition Subsidiary with the Company, as more fully described hereinbelow;

WHEREAS, the parties intend that, subject to the terms and conditions herein, Purchaser or the Acquisition Subsidiary shall purchase from the Selling Shareholders, and the Selling Shareholders shall sell, transfer assign or convey to Purchaser or the Acquisition Subsidiary, all of the issued and outstanding share capital of the Company;

WHEREAS, the Executing Shareholders collectively hold and own at least 95% of the issued and outstanding Company Shares;

WHEREAS, the Company will take reasonable commercial efforts to cause this Agreement to be executed prior to the Closing by the holders of Company Shares who did not execute this Agreement at the date hereof and who are listed in Exhibit B of this Agreement (the “Non-Executing Shareholders”) (collectively with the Executing Shareholders the “Selling Shareholders”) and in such case the Company will amend Exhibit A or Exhibit B;

WHEREAS, the Company will take reasonable commercial efforts to cause the Company Warrantholders to exercise their Warrants and execute this Agreement (and in such case the Company will amend Exhibit A or Exhibit B) or will terminate their rights pursuant to such securities (unless such securities by their terms are terminated at the Closing), as further contemplated herein;

WHEREAS, Purchaser shall have certain indemnification rights against the Equityholders, as further set forth in this Agreement, and will deposit with the Escrow Agent the Escrow Fund otherwise payable by Purchaser to the Participating Rights Holders to be held in accordance with the provisions of an escrow agreement in the form attached hereto as Exhibit D (the “Escrow Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, certain Executing Shareholders listed in Exhibit E (the “Principal Shareholders”) and holding at least ninety percent (90%) of the issued and outstanding Company Shares are executing and delivering to Purchaser a lockup agreement in the form attached hereto as Exhibit F (the “Lockup Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, the Key Employees listed in Schedule 1 are executing and delivering a Letter of Acknowledgment in the form attached hereto as Exhibit G and a non-competition agreement in the form attached hereto as Exhibit H (each, a “Non-competition Agreement”);

WHEREAS, Purchaser has agreed to establish a Retention Pool for certain Designated Employees listed in Exhibit I as further described in this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has carefully considered the terms of this Agreement and has determined that the terms and conditions of the transactions contemplated hereby, including the Transactions, are fair and in the best interests of, and are advisable to, the Company and the Equityholders, and the Company Board of Directors unanimously recommended that the Selling Shareholders vote for the approval of this Agreement and the transactions contemplated hereby and will be submitting the execution and delivery of this Agreement and the performance of the transaction contemplated hereby to the Selling Shareholders for their approval and adoption in accordance with the Company’s Charter Documents and the Israeli Companies Law (the “Shareholders Meeting”).

WHEREAS, following such recommendation of the Company Board of Directors certain Executing Shareholders holding an aggregate of more than ninety percent (90%) of the issued and outstanding Company Shares signed a Shareholder’s Voting and Support Agreement in the form attached hereto as Exhibit C.

WHEREAS, the board of directors of Purchaser has carefully considered the terms of this Agreement and has determined that the terms and conditions of the transactions contemplated hereby, including the Transactions, are fair and in the best interests of, and are advisable to, the Purchaser and Purchaser’s shareholders.

AGREEMENT

NOW, THEREFORE, intending to be legally bound, the parties to this Agreement hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01                                Certain Definitions.

As used in this Agreement, the following terms have the following meanings:

“Acquired Companies” means, collectively, the Company and each of its Subsidiaries.

“Acquisition Proposal” means, other than the Transactions or any alternative transaction proposed by Purchaser, any offer, proposal or inquiry relating to, or any Person’s indication of interest in, (i) the sale, license, disposition or acquisition of all or a material portion of the business or assets of the Acquired Companies, taken as a whole, (ii) the issuance, disposition or acquisition of (a) any shares or other equity security of any Acquired Company (other than in connection with the exercise or conversion of any Company Preferred Shares, Company Option or Company Warrant), (b) any subscription, option, call, warrant, preemptive right, right of first refusal or any other right (whether or not exercisable) to acquire any shares or other equity security of any Acquired Company (other than the grant of Company Options to newly hired employees of the Company in the ordinary course of business consistent with past practices), or (c) any security, instrument or obligation that is or may become convertible into or exchangeable for any shares or other equity security of any Acquired Company or (iii) any merger, consolidation, business combination, reorganization or similar transaction involving any Acquired Company.

“Acquisition Transaction” means any transaction or series of transactions involving:

(i)           the sale, license or disposition of all or a material portion of any Acquired Company’s business or assets;

(ii)           the issuance, disposition or acquisition of: (i) any capital stock or other equity security of an Acquired Company; (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock, unit or other equity security of an Acquired Company; or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock, unit or other equity security of an Acquired Company; or

(iii)           any merger, consolidation, business combination, reorganization or similar transaction involving an Acquired Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing.

“Aggregate Consideration Shares” or "Consideration Shares" the lesser of (a) the Base Line Number of Consideration Shares and (b) the Maximum Consideration Shares (as of the date of the execution of this Agreement 5,085,736).

“Aggregate Consideration Value” means (i) the Aggregate Consideration Shares multiplied by the Closing SD Share Price, plus (ii) the Closing Cash Consideration, minus the Vested Option Adjustment Amount.

“Applicable Law” means, with respect to any Person, any Israeli, U.S. federal, state, local, municipal, foreign or other law (including common law), statutes, regulations, written regulatory guidance, directives, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling, request or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Average SD Share Price” means $14.986 per each Consideration Share.

“Balance Sheet” means the reviewed balance sheet of the Company as of June 30, 2009.

“Balance Sheet Date” means June 30, 2009.

“Base Line Number of Consideration Shares” means 5,338,316 shares of Purchaser’s Shares.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in San Francisco, California, USA or Tel Aviv, Israel are authorized or required by Applicable Law to close.

“Cash” means cash (including short or long term bank deposits) and Cash Equivalents determined in accordance with GAAP and calculated net of issued but uncleared checks and drafts and shall include checks, wire transfers and drafts deposited or available for deposit.

“Cash Equivalents” means investment securities with original maturities (calculated as of the Closing Date) of 12 months or less, including all funds held in money market or similar accounts, including interest accrued thereon as of the Closing.

“Closing Cash Consideration” means (i) $80,000,000 plus (ii) the Vested Options Adjustment Amount, plus (iii) the Share Adjustment Amount (as of the date of execution an amount equal to $3,785,164)  plus (iv) an amount equal to the Company Cash minus an amount equal to the Company Debt minus the Company Transaction Expenses set forth in the Company Transaction Certificate.

“Closing Consideration Shares” means the Aggregate Consideration Shares minus the number of Phantom Shares minus the number of Purchaser's Equity Awards (i.e. the total number of Consideration Shares issued at the Closing to the Selling Shareholders in connection with the Transaction contemplated hereby).

“Closing SD Share Price” means the average closing price of a Purchaser’s Share on the Nasdaq Global Select Market for the 30-day trading period in which the last day will be the third Business Date prior to the Closing Date.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Cash” means the aggregate amount of all Cash of the Acquired Companies as of the close of business on the day immediately preceding the Closing Date.

“Company Debt” means both the current and long-term portions of any amount owed by any of the Acquired Companies (including all outstanding principal, prepayment premiums, penalties and similar amounts, if any, and accrued but unpaid interest, fees and expenses related thereto) in respect of borrowed money from third parties (e.g. excluding any inter-company financing arrangements) from third parties.

“Company Disclosure Schedule” means the disclosure schedule dated the date of this Agreement regarding this Agreement that has been delivered by the Company to Purchaser.

“Company IP” means any and all Intellectual Property Rights owned by any Acquired Company.

“Company IP Contract” means any Contract to which any Acquired Company is party or by which any Acquired Company is bound, that contains any sale, assignment or license of, or covenant not to assert or enforce, or release of, any Intellectual Property Right, including any Company IP.

“Company Material Adverse Effect” Any event, change, development or state of facts having a material adverse effect on the business, assets, Company IP, liabilities, operations, results of operations or financial condition of the Acquired Companies, taken as a whole; provided, however, that no (i) event, change, development or state of facts relating to the economy or financing or capital markets in general or resulting from industry-wide developments in the semiconductor or IPTV industries or generally affecting geographical areas in which any of the Acquired Companies conducts its business (but only to the extent such events, changes, developments or states of facts do not, individually or in the aggregate, have a disproportionate impact on the Acquired Companies, taken as a whole, relative to other Persons in the semiconductor industry or in such applicable geographical areas in which any of the Acquired Companies conducts its business), (ii) event, change, development or state of facts directly related to the announcement, execution, performance or pendency of this Agreement and the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors or partners, or resulting shortfalls or declines in revenue, margins or profitability (iii) change in accounting requirements in accordance with GAAP, (iv) any natural disaster or any acts of military action or war (whether or not declared), sabotage, terrorism or any escalation or worsening thereof, occurring or commenced after the date of this Agreement (but only to the extent such disaster or acts do not, individually or in the aggregate, have a disproportionate impact on the Acquired Companies, taken as a whole, relative to other Persons similarly affected by such disaster or acts), (v) changes in Applicable Law; or (vi) actions by Purchaser, Company or any of the Equityholders required to be taken pursuant to this Agreement (including the consummation of the Transactions), shall be deemed, each individually, to constitute a Company Material Adverse Effect.

“Company Option” shall have the meaning ascribed to it in Section 2.12(a) hereof.

“Company Optionholder” means a holder of a Company Option.

“Company Option Plan” means the Company’s 2000 Israel Share Incentive Plan, the Company’s 2003 Share Option Plan and the 2007 U.S. Appendix thereto, each as amended from time to time.

“Company Ordinary Shares” means the ordinary shares of the Company, nominal value NIS 0.10 each.

“Company Ordinary A Shares” means the ordinary A shares of the Company, nominal value NIS 0.10 each.

“Company Preferred Shares” means the preferred shares of the Company, including the Preferred A-1 Shares, the Preferred A-3 Shares, the Preferred B Shares, the Preferred C Shares and the Preferred D Shares.

“Company Product” means each product developed, manufactured, marketed, licensed by, sold, performed, offered, distributed or otherwise made available, currently or previously, by or on behalf of any Acquired Company, including any product currently or previously under development by any Acquired Company, and any and all services currently or previously provided by or for any Acquired Company with respect to such Company Products or provided as a separate service

“Company Shares” means collectively, the Company Ordinary Shares, the Company Ordinary A Shares and the Company Preferred Shares.

“Company Trade Secrets” means all Trade Secrets owned by any Acquired Company.

“Company Transaction Expenses” means the total amount of fees, costs and expenses of any nature that is payable by any Acquired Company to outside legal counsel and any financial advisor, accountant or other Person who performed services for or on behalf of any Acquired Company, or who is otherwise entitled to any compensation from any Acquired Company, in connection with this Agreement or any of the transactions contemplated by this Agreement and not paid prior to the Closing.

“Company Warrantholder” means a holder of a Company Warrant.

“Company Warrants” means each warrant or other contractual right to purchase or acquire Company Shares other than Company Options.

“Consent” means any approval, consent, ratification or permission.

“Consideration Allocation Certificate” means a spreadsheet that shall be delivered to the Purchaser 3 days prior to the Closing Date and shall set forth, as of the Closing Date and immediately prior to the Closing, the following factual information relating to each Equityholder: (i) the names of all of the holders of Company Shares and holders of Vested Company Options, their street addresses, e-mail address, telephone number, Israeli identification numbers (if available), bank information (the respective bank name and number, the branch name, number and address, swift number and account number); (ii) the number (and class) of Company Shares held by each holder of Company Shares; (iii) the number of Vested Company Options and Unvested Company Options held by each Company Optionholder and the number of underlying Company Shares into which the Vested Company Options are exercisable assuming a cashless exercise of such Vested Company Options; (iv) a calculation of the Closing Cash Consideration and the portion payable to each Selling Shareholder and each holder of Vested Company Options; (v) a calculation of the number of Closing Consideration Shares, Phantom Shares and Purchaser's Equity Awards each Equityholder is entitled to receive pursuant to the terms of this Agreement; (vi) the Cash Component of the Escrow Fund and the Share Component of the Escrow Fund to be delivered to the Escrow Agent and a calculation of each Participating Rights Holder’s Interest; and (vii) the Rep Reimbursement Amount, and (viii) the calculation of each Participating Rights Holder’s Interest in the Rep Reimbursement Amount and in the Escrow Fund.

 “Contract” means any oral or written contract, agreement, understanding, undertaking, indenture, note, or bond pursuant to which an Acquired Company is a party.

“Damages” include any direct liability, loss, damage, injury, claim, demand, settlement, judgment, award, fine, penalty, fee (including reasonable attorneys’ fees), charge, cost (including reasonable costs of investigation) or expense of any nature.

“Designated Employees” means the Persons identified on Exhibit I.

“Environmental Laws” means any Applicable Law or any agreement with any Governmental Authority or other Person, relating to human health and safety, the environment or to Hazardous Substances.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting, or relating in any way to, the business of the Acquired Companies as currently conducted.

“Equityholders” means the Selling Shareholders, the Company Warrantholders and the Company Optionholders.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Escrow Agent” means UBank Trust Company Ltd.

“Escrow Fund” means (i) with respect to holders of issued and outstanding Company Shares immediately prior to the Closing, an amount in US$ equal to 10% of the Closing Cash Consideration and that number of Purchaser’s Shares equal to 10% of the Closing Share Consideration payable to all such holders pursuant to this Agreement, and (ii) with respect to holders of issued and outstanding Vested Company Options immediately prior to the Closing, an amount in US$ equal to 10% of the Closing Cash Consideration payable to all such holders pursuant to this Agreement.

“Estimated Consideration Allocation Chart” means a spreadsheet that shall be dated as of the date of this Agreement and shall set forth the following factual information relating to each Equityholder: (i) the names of the Equityholder; (ii) the number (and class) of Company Shares held by each holder of Company Shares; (iii) the number of Vested Options and Unvested Options held by each Company Optionholder, the exercise price of such options, the number of underlying Company Shares into which the Vested Options are exercisable assuming a cashless exercise of the Vested Options (iv) the number of Company Warrants held by each Company Warrantholder and the number (and class) of Company Shares the Company Warrants may be exercised into (based both on a cash and a cashless exercise, such cashless exercise calculation to be based on the Per Share Ordinary Amount; (v) an estimation of the Company Cash and the Closing Cash Consideration and the portion payable to each Selling Shareholder and each holder of Vested Company Options; (vi) a calculation of the number of Closing Consideration Shares, Phantom Shares and Purchaser's Equity Awards each Equityholder is entitled to receive pursuant to the terms of this Agreement; (vii) the Cash Component of the Escrow Fund and the Share Component of the Escrow Fund to be delivered to the Escrow Agent and a calculation of each Participating Rights Holder’s Interest; (viii) the Rep Reimbursement Amount; and (ix) the  calculation of each Participating Rights Holder’s Interest in the Rep Reimbursement Amount and in the Escrow Fund.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means generally accepted accounting principles in the United States, consistently applied throughout the respective periods covered.

“Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) Israeli, U.S. federal, state, local, municipal, foreign or other government; (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Person and any court or other tribunal).

“Governmental Authorization” means any permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority.

“Governmental Grant” means any grant, incentive, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege provided or made available by or on behalf of or under the authority of the Chief Scientist, the Investment Center, the State of Israel, the BIRD Foundation and other bi- or multi-national grant programs for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Authority.

“Hazardous Substances” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including petroleum, its derivatives, by-products and other hydrocarbons, and any substance, waste or material regulated under any Environmental Law.

“Intellectual Property Rights” means all of the following forms of intellectual property rights arising under the laws of Israeli, United States or any other jurisdiction with respect thereto: (i) any and all classes and types of patents, utility models and design patents and  applications for these classes and types of patent rights and all disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications, (ii) trademarks, service marks, trade dress, logos, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations, applications for registration, renewals and extensions thereof, (iii) copyrights and rights under copyrights (including software), whether registered or unregistered, including moral rights and any other rights in works of authorship, and any registrations and applications for registration thereof, (iv) mask work rights and registrations and applications for registration thereof, (v) rights in databases and data collections (including knowledge databases, customer lists and customer databases), whether registered or unregistered, and any applications for registration therefor, (vi) Trade Secrets, (vii) URL and domain name registrations and (viii) all claims, causes of action and rights to sue or recover and claim damages arising out of or related to the past, present or future infringement or misappropriation of any of the foregoing.

“Investment Center” means the Investment Center of the Israeli Ministry of Industry, Trade and Labor established under the Israel Law for the Encouragement of Capital Investments, 1959.

“IRS” means the United States Internal Revenue Service.

“ISA” means the Israeli Securities Authority.

“Israeli Code” means the Income Tax Ordinance of Israel New Version, 1961, as amended, and the rules and regulations promulgated thereunder.

“Israeli Companies Law” means the Israeli Companies Law, 1999, as amended and the rules and regulations promulgated thereunder.

“Israel Securities Law” means the Israel Securities Law, 1968, as amended, and the rules and regulations promulgated thereunder.

“ITA” means the Israel Tax Authority established pursuant to the Israeli Code.

“Key Employees” means the Persons identified on Schedule 1.

“Knowledge” means, (i) with respect to the Company, the actual knowledge of each of the Key Employees and any knowledge that each of such individuals should have obtained after reasonable inquiry in the course of the performance of their respective duties on behalf of any Acquired Companies; provided, however, that for purposes of Section 3.16 below, reasonable inquiry shall not include a “freedom to operate” study, and, (ii) with respect to the Purchaser, the actual knowledge of each of the Chief Executive Officer and Chief Financial Officer of Purchaser and any knowledge that each of such individuals should have obtained after reasonable inquiry in the course of the performance of their respective duties on behalf of the Purchaser, and (iii) with respect to each Selling Shareholder that is not an individual, the Chief Executive Officer (in case of a company), or General Partner (in case of a partnership), of such Selling Shareholders and any knowledge that each of such individuals should have obtained after reasonable inquiry in the course of the performance of their respective duties on behalf of the relevant Selling Shareholder.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Maximum Consideration Shares” means the lesser of (i) 5,085,736 shares of Purchaser’s Shares, or (ii) such number of Purchaser's Shares representing 19.0% of the issued and outstanding capital stock of the Purchaser immediately prior to the Closing (as provided by Purchaser to the Company by a certificate signed by the Chief Executive Officer or Chief Financial Officer of Purchaser at least three (3) Business Days prior to the Closing).

“OCS” means the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor.

“Open Source Software” means any software code that is either (a) distributed under a license approved by the Open Source Initiative,  (b) described as “free software” or “open source software,” or (c) otherwise distributed in source code form under terms requiring as a condition of use, modification and/or distribution of such software that other software incorporated into, derived from or distributed with such software (1) be disclosed or distributed in source code form, (2) be licensed for the purpose of making derivative works, (3) be redistributable at no charge, (4) licensed under terms that allow such software or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than as provided under Applicable Law), or (5) grants to any third party any rights to or immunities under any Intellectual Property Rights (other than as provided under Applicable Law). Open Source Software includes software code licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla Public License, Apache License, BSD License, MIT License, Artistic License, Common Development and Distribution License, Common Public License, Eclipse Public License, and similar licenses.

“Phantom Shares” means Purchaser's Shares that would have been issued to the holders of Vested Company Options as further described in Section 2.03(b) below.

“Paying Agent” means UBank Trust Company Ltd.

“Participating Rights Holder” means holder of Company Shares and holder of Vested Company Options.

“Participating Rights Holder’s Interest” means the percentage interest of each Participating Rights Holder in the Escrow Fund (calculated pursuant to the formula set forth in Section 2.05(c) below) and in the Rep Reimbursement Amount.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Pre-Closing Tax Period” means (i) any Tax period ending before the Closing Date and (ii) with respect to any Straddle Period, the portion of such period ending at the close of business on the day prior to the Closing Date.

“Preferred A-1 Shares” means the Preferred A-1 Shares of the Company, nominal value NIS 0.01 each.

“Preferred A-3 Shares” means the Preferred A-3 Shares of the Company, nominal value NIS 0.01 each.

“Preferred B Shares” means the Preferred B Shares of the Company, nominal value NIS 0.01  each.

“Preferred C Shares” means the Preferred C Shares of the Company, nominal value NIS 0.01  each.

“Preferred D Shares” means the Preferred D Shares of the Company, nominal value NIS 0.01 each.

“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

"Purchaser's Equity Awards" shall have the meaning as set forth in Section 2.03(c).

“Purchaser Indemnitees” means the following Persons: (i) Purchaser; (ii) the Acquired Companies; (iii) the respective Representatives of the Persons referred to in clauses “(i)” and “(ii)” above; and (iv) the respective successors and assigns of the Persons referred to in clauses “(i),” “(ii)” and “(iii)” above.

“Purchaser Material Adverse Effect” means any event, change, development or state of facts having a material adverse effect on the business, assets, liabilities, operations or financial condition of Purchaser, taken as a whole; provided, however, that no (i) event, change, development or state of facts relating to the economy or financing or capital markets in general, or resulting from industry-wide developments in the semiconductor or IPTV industries or generally affecting geographical areas in which Purchaser or any of its Subsidiaries conducts its business (but only to the extent such events, changes, developments or states of facts do not, individually or in the aggregate, have a disproportionate impact on Purchaser or any of its Subsidiaries, taken as a whole, relative to other Persons in the semiconductor industry or in such applicable geographical areas in which Purchaser conducts its business), (ii) event, change, development or state of facts directly related to the announcement, execution, performance or pendency of this Agreement and the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors or partners, or resulting shortfalls or declines in revenue, margins or profitability (iii) change in accounting requirements in accordance with GAAP, (iv) a any natural disaster or any acts of military action or war (whether or not declared), sabotage, terrorism or any escalation or worsening thereof, occurring or commenced after the date of this Agreement (but only to the extent such disaster or acts do not, individually or in the aggregate, have a disproportionate impact on Purchaser or any of its Subsidiaries, taken as a whole, relative to other Persons similarly affected by such disaster or acts), (v) changes in Applicable Law; or (vi) actions by Purchaser, Company or any of the Equityholders required to be taken pursuant to this Agreement (including the consummation of the Transactions), shall be deemed, each individually, to constitute a Purchaser Material Adverse Effect.

 “Purchaser’s Share(s)” means shares of Purchaser’s common stock, no par value.

“Registered IP” means all Company IP with respect to which any registration, application, certificate, filing or other document has been issued by, filed with, or recorded by, any private, state, government or other public or quasi-public legal authority in connection with the protection of Intellectual Property Rights, including patents, domain names, registered copyrights (including registered mask works), and registered trademarks and all applications for any of the foregoing.

“Representatives” means a Person’s officers, directors, employees, agents, attorneys, accountants, advisors, investment bankers and other representatives (and in case of a partnership, its general partner).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Share Adjustment Amount” means, if the Maximum Consideration Shares is lower than the Base Line Number of Consideration Shares, an amount equal to the product of (i) the Average SD Share Price multiplied by (ii) the difference of Base Line Number of Consideration Shares minus the Maximum Consideration Shares (as of the date of execution of this Agreement $3,785,164 calculated by multiplying 252,580 shares of Purchaser's Shares multiplied by the Average SD Share Price). If the Maximum Consideration Shares is not lower than the Base Line Number of Consideration Shares, then the Share Adjustment Amount shall be zero.

 “Specified Representations” means the representations and warranties set forth in Section 3.01, Section 3.02, Section 3.05, Section 4.01 and Section 4.02, and the information and calculations set forth on the Consideration Allocation Certificate.

“Straddle Period” means any Tax period beginning before the Closing Date and ending on or after the Closing Date.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” means any and all taxes, including (i) any net income, gross income, gross receipts, branch profits, sales, use, value added, transfer, franchise, profits, license, registration, documentary, conveyancing, gains, withholding, national insurance (‘bituach leumi’), national health insurance (‘bituach briyut’) and other payroll taxes, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit, custom duty, escheat or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, inflation linkage (‘hefreshei hatzmada’), penalty, addition to tax or additional amount imposed by any governmental authority responsible for the imposition of any such tax (Israeli, United States (federal, state or local) or foreign).

“Tax Contest” means any audit (by any Governmental Authority), other administrative proceeding or inquiry or judicial proceeding involving Taxes.

“Tax Return” means any return, report, declaration, claim for refund, information return (including schedules thereto, other attachments thereto, amendments thereof) filed or required to be filed with any Tax authority in connection with the determination, assessment or collection of any Tax, or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Technology” means all tangible or intangible embodiments of the Company IP owned by any Acquired Company which are incorporated in any Company Products.

“Trade Secrets” means all inventions (whether or not patentable) and improvements thereto, know-how, research and development information, business plans, specifications, designs, processes, process libraries, technical data, customer data, financial information, pricing and cost information, bills of material, or other confidential information exclusively owned by a Person, including any formula, pattern, compilation, program, device, method, technique, or process, that (i) provides an actual or potential independent economic value from not being generally known to and not being readily ascertainable by, other Persons, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy and for which those efforts resulted in a reasonable belief that sufficient secrecy was maintained.

“Transactional Agreements” means this Agreement, the Company Closing Certificate, the Consideration Allocation Certificate, the Transaction Expenses Certificate, the Closing Cash Certificate, the Selling Shareholder Certificate, the Escrow Agreement, the Lockup Agreements, the Option Acknowledgment Agreement, the Paying Agent Agreement, the Non-competition Agreements and the Letter of Acknowledgment.

“Transactions” means the purchase of the Company Shares by Purchaser, the payment for the termination or waiver of Company Warrants, the exchange of Vested Company Options for cash, the assumption of Unvested Company Options, and the other transactions contemplated by this Agreement.

“Trustee” means Tamir Fishman Trusts 2004 Ltd. appointed by the Company for the purpose of the Company’s “Section 102 Plan”.

“Vested Options Adjustment Amount” means an amount equal to total number of Phantom Shares multiplied by the Closing SD Share Price.

Section 1.02                                Definitional and Interpretative Provisions.

(a)           The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)           The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.

(c)           All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d)           Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.

(e)           Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(f)           All references to time shall refer to New York City time. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(g)           The use of the word “or” shall not, necessarily, be exclusive.

(h)           Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(i)           Any agreement or instrument defined or referred to herein, or in any agreement or instrument that is referred to herein, means such agreement or instrument as from time to time amended, modified or supplemented. Other terms may be defined elsewhere in the text of this Agreement and shall have the meaning indicated throughout this Agreement.

(j)           The term “foreign” when used with respect to Applicable Law or a Governmental Authority shall refer to all jurisdictions other than Israel or the United States.

(k)           The term “Dollar”, “$”, or USD shall refer to the currency of the United States of America. When such reference is made and the actual liability or payment is set in Israeli New Shekels, for purpose of this Agreement, the representative rate of exchange published by the Bank of Israel on the day prior to the day on which the calculation is made, unless otherwise specified herein.

ARTICLE II
DESCRIPTION OF THE TRANSACTION

Section 2.01                                The Transaction.

(a)           Sale and Purchase of Shares. Subject to the terms and conditions of this Agreement, at the Closing: (i) the Selling Shareholders, severally and not jointly, shall sell, assign, transfer and deliver the Company Shares to Purchaser, and Purchaser shall purchase the Company Shares from the Selling Shareholders; (ii) Company Warrants outstanding as of the Closing Date will be waived or terminated; (iii) the Purchaser shall exchange all Vested Company Options for cash and (iv) the Purchaser shall assume the Unvested Company Options in exchange for the Purchaser's Equity Awards in accordance with the terms of this Agreement, and subject to adjustments and withholdings as set forth in this Agreement.

(b)           Shareholder’s Voting and Support Agreement. At or prior to the date hereof, Executing Shareholders holding at least ninety percent (90%) of the issued and outstanding Company Shares executed a Shareholder’s Voting and Support Agreement in the form attached hereto as Exhibit C (the “Shareholder’s Voting and Support Agreement”).  The Company shall use reasonable commercial efforts to cause each other Executing Shareholder to execute a Shareholder’s Voting and Support Agreement.

Section 2.02                                Additional Parties.

(a)           Execution of Agreement by Additional Parties. Promptly after the date of execution of this Agreement and for as long as this Agreement is not duly terminated, the Company shall take reasonable commercial efforts to obtain from all Non-Executing Shareholders, a counter signature on this Agreement under which each such Non-Executing Shareholder becomes bound by and subject to the provisions of this Agreement as an Executing Shareholder. The Company agrees to communicate promptly to the Purchaser any update to the Company’s efforts to obtain a counter signature on this Agreement from a Non-Executing Shareholder or any material communication with any Non-Executing Shareholder regarding the execution of this Agreement by such Non-Executing Shareholder.  At any time on or before the Closing, Purchaser, the Company and the Holder Representatives may amend Exhibit A, without the consent of the Executing Shareholders, to include as parties any Equityholders of the Company not listed on Exhibit A on the date of this Agreement, including all Non-Executing Shareholders as well as Company Warrantholders and holders of Vested Company Options who exercised their respective Company Warrants or Company Options. Such additional Equityholders shall be deemed to be “Selling Shareholders” for all purposes of this Agreement, and any Company Ordinary Shares, Company Ordinary A Shares or Company Preferred Shares owned by such shareholders shall be deemed to be “Company Shares”.

(b)           Section 341 of the Israeli Companies Law; Bring Along.

(1)           By executing this Agreement, the Executing Shareholders, who collectively hold at least 95% of the issued and outstanding share capital of the Company, have, and are deemed to have, accepted an offer by Purchaser to purchase their shares in accordance with the terms set forth in this Agreement, in accordance with Section 341 of the Israeli Companies Law and Article 50 of the Company’s Articles of Association.

(2)           This Agreement shall be deemed, for the purpose of Section 341(a) of the Israeli Companies Law and Article 50 of the Company’s Articles of Association to constitute (i) an offer by Purchaser for the purchase of all issued and outstanding share capital of the Company which is conditioned upon the sale of all of the outstanding share capital of the Company and (ii) an acceptance of such offer by all Executing Shareholders who have duly executed this Agreement initially or pursuant to Section 2.2(a)(i) above.

(3)           Promptly (but in any event within two (2) Business Days) following the date of this Agreement, Purchaser will, in accordance with Section 341(a) of the Israeli Companies Law and Article 50.1 of the Company’s Articles of Association, provide a written notice in the form to be agreed upon by Purchaser and the Company, (the “Bring-Along Notice”) to each Non-Executing Shareholder that has not duly executed and delivered this Agreement or countersigned this Agreement in accordance with Section 2.2(a)(i) setting forth the information required by Section 341(a) of the Israeli Companies Law and Article 50.1 of the Company’s Articles of Association and stating that Purchaser’s requirement to purchase such Non-Executing Shareholder’s Company Shares under the terms and conditions of this Agreement. The Company shall assist Purchaser to dispatch the Bring-Along Notice to each Non-Executing Shareholder. Purchaser and Company shall fully coordinate any correspondence to which each may be a party which concerns the Bring-Along Notice. Purchaser and the Company shall take such other actions as may be commercially reasonably appropriate in order to complete the transfer of all of the outstanding Company Shares pursuant to Section 341 of the Israeli Companies Law and Article 50 of the Company’s Articles of Association and under the terms and conditions of this Agreement, including in making all reasonable filings and taking such other reasonable action which is necessary or desirable to effect the Transactions with respect to all the securities of the Company outstanding as of the Closing in compliance with Section 341 of the Israeli Companies Law and Article 50 of the Company’s Articles of Association. After satisfactory completion of the necessary procedures under Section 341 of the Israeli Companies Law and Article 50.1 of the Company’s Articles of Association, and provided that no injunction against the Transactions was issued by a court of competent jurisdiction that was not subsequently removed, at the Closing the Company shall register Purchaser as owner of all the shares of the Company held by all Non-Executing Shareholders as of the Closing against delivery by Purchaser to the Company of the portion of the Closing Cash Consideration and the number of the Closing Consideration Shares payable or issuable, as the case may be, with respect to the Company Shares held by the Non-Executing Shareholders, less such Non-Executing Shareholder’s portion of the Escrow Fund to be held in escrow by the Escrow Agent, and paid to the Non-Executing Shareholders following the Closing.

(4)           Subject to the terms of this Agreement, following the execution of this Agreement and prior to the Closing Date, if the Company shall issue any shares pursuant to the exercise of any Company Options, Company Warrants or any other convertible securities, then the Company shall promptly: (i) inform Purchaser of such an issuance, and (ii) amend Exhibit B so that such Person will be deemed, for purposes of this Agreement a Non-Executing Shareholder; and (iii) use commercially reasonable efforts to obtain from such holder of Company Shares, a counter signature on this Agreement under which he, she or it becomes bound by and subject to the provisions of this Agreement as an Executing Shareholder (and amend Exhibit A accordingly); and (iv) if such a Person does not execute this Agreement, assist Purchaser, to the extent necessary, in the dispatch of a Bring-Along Notice to such new Non-Executing Shareholders such that said notice will cover all issued and outstanding share capital of the Company.

(5)           For purposes of this Agreement, the term “Selling Shareholder” shall include all Non-Executing Shareholders and each such Non-Executing Shareholder shall be deemed to be subject to the terms and conditions of this Agreement, except to the extent that doing so would be inconsistent with the provisions of Section 341 of the Israeli Companies Law.

(6)           For the sake of clarity, Purchaser may elect, in its sole discretion, no later than five (5) Business Days after the alternative transaction deadline date as set forth in Section 6.11 below, the alternative transaction form under Section 6.11 hereof, in lieu of the bring-along contemplated under this Section 2.02(b), and is not deemed for any purposes whatsoever to be bound to consummate the acquisition of the Company by way of said bring-along provisions.

(c)           Company Warrants. At the Closing, the outstanding Company Warrants will either be terminated or exercised into Company Shares. The number of and class of Company Shares each Warrantholder will be entitled to receive upon exercise or termination of such Warrants (calculated on a cashless basis) shall be set forth in the Estimated Consideration Allocation Chart and the Consideration Allocation Certificate. For purposes of this Agreement, the term “Selling Shareholder” shall include all holders of Company Warrants.

Section 2.03                                Equityholders Entitlement; Distribution.

Out of the Aggregate Consideration, each Equityholder shall be entitled to receive the following:

(a)           Selling Shareholders. Each Selling Shareholder shall be entitled to receive:

(1)           At the Closing - the product of the Per Share Series C Amount multiplied by the total number of Series C Preferred Shares held by such Selling Shareholder on the Closing Date, plus the product of the Per Share Series B Amount multiplied by the number of Series B Preferred Shares held by such Selling Shareholder on the Closing Date, plus the product of the Per Share Series A-3 Amount multiplied by the total number of Series A-3 Preferred Shares held by such Selling Shareholder on the Closing Date, plus the product of the Per Share Series A-1 Amount multiplied by the total number of Series A-1 Preferred Shares held by such Selling Shareholder on the Closing Date, plus the product of the Per Share Series Ordinary A Amount multiplied by the total number of Series Ordinary A Shares held by such Selling Shareholder on the Closing Date (the sum of this subsection 2.03(a)(1) – for each Selling Shareholder shall be referred to herein as the “Selling Shareholder’s Preferred Amount” and for the aggregate amount of all Selling Shareholder's Preferred Amount, the “Preference Amount”);

For purpose of this Agreement; the “Per Share Series C Amount” means an amount equal to $ 1.5299 per share of Series C Preferred Shares; the “Per Share Series B Amount” means an amount equal to $ 1.08946 per share of Series B Preferred Shares; the “Per Share Series A-3 Amount” means an amount equal to $ 1.08946 per share of Series A-3 Preferred Shares; the “Per Share Series A-1 Amount” means an amount equal to $ 13.6542 per share of Series A-1 Preferred Shares; and the “Per Share Series Ordinary A Amount” means an amount equal to $ 3.6316095 per share of Series Ordinary A Shares;; plus in each such per share amount above (other than the Ordinary A Shares) the amount of interest accrued and applicable to each such Company Shares calculated as of November 30, 2009, as set forth in the Consideration Allocation Spreadsheet. The Preference Amount shall be $35,344,209.

(2)           At the Closing - the product of the Per Share Ordinary Amount multiplied by the sum of (i) the total number of Ordinary Shares held by such Selling Shareholder on the Closing Date, plus (ii) the total number of Ordinary Shares issuable upon conversion of all Series Ordinary A Shares, Series A-1 Preferred Shares, Series A-3 Preferred Shares, Series B Preferred Shares and Series C Preferred Shares held by such Shareholder on the Closing Date, as set forth opposite the name of such Shareholder on the Consideration Allocation Certificate.

The Per Share Ordinary Amount will be calculated as follows:

(i)           The Aggregate Consideration Value minus the Preference Amount shall be referred to herein as the “Aggregate Participating Amount”.

(ii)           The quotient obtained by dividing the Aggregate Participating Amount by the "Fully Diluted Equity Securities" (which is equal to the total number of Participating Shares plus the total number of Vested Company Options which are outstanding as of the Closing Date plus the total number of Company Ordinary Shares that are subject to the Unvested Company Option assumed by Purchaser pursuant to the terms of this Agreement), shall be defined as the "Per Share FD Amount".

(iii)           The “Participating Rights Holders Participating Amount” shall be equal to the Aggregate Participating Amount minus the product obtained by multiplying the Unvested Company Options by the Per Share FD Amount (i.e., the Value of Unvested Company Options”).

(iv)           The quotient obtained by dividing (A) the Participating Rights Holders Participating Amount plus the Aggregate Exercise Amount, by (B) the Participating Shares plus the total number of Vested Company Options, shall be defined as the “Per Share Ordinary Amount”. In this Agreement, the “Aggregate Exercise Amount” shall mean the amount which would have been obtained if the total number of Vested Company Options had been exercised in full into Company Shares. For clarification purposes, the Aggregate Exercise Amount will not be actually paid by the holders of Vested Company Options, nor will it be added to the Closing Cash Consideration, but rather used for calculation purposes only in order to determine the Per Share Ordinary Amount.

The total number of shares held by each Selling Shareholder and which are referred to in subsection 2.03(a)(2)(i) and 2.03(a)(2)(ii) above shall be referred to as the “Selling Shareholder’s Participating Shares” and for all Selling Shareholders the “Participating Shares”; The amount or value each Selling Shareholder shall be entitled to receive pursuant to this subsection 2.03(a)(2) shall be referred to as the “Selling Shareholder’s Participating Amount” and for all Selling Shareholders the “Shareholders Participating Amount”.

The total amount each Selling Shareholder will be entitled to receive shall be equal to such Selling Shareholder’s Participating Amount plus such Selling Shareholder’s Preferred Amount, if any (the “Selling Shareholder’s Closing Payment Amount”), subject to the provisions of Section 2.5 and Article XI below.

(3)           In this Agreement:

The “Closing Payment Value” means an amount equal to the Aggregate Consideration Value minus the Value of Unvested Company Options.

The quotient obtained by dividing (i) (A) the Value of the Closing Consideration Shares plus (B) the Value of the Phantom Shares, by (ii) the Closing Payment Value will be referred to herein as the “Equity Portion”; and the quotient obtained by dividing (i) Closing Cash Consideration minus the Vested Options Adjustment Amount, by (ii) the Closing Payment Value shall be referred to herein as the “Cash Portion”. In this Agreement the “Value of the Closing Consideration Shares” means an amount equal to the Closing SD Share Price multiplied by the total number of Closing Consideration Shares; and the "Value of the Phantom Shares" means an amount equal to the Closing SD Share Price multiplied by the total number of Phantom Shares.

The proportion between the Closing Consideration Shares and the Closing Cash Consideration each Selling Shareholder will be entitled to receive at the Closing, will be based on the ratio between the Cash Portion and the Equity Portion (the “Distribution Ratio”).

The number of Closing Consideration Shares each Selling Shareholder will be entitled to receive shall be equal to such Selling Shareholder’s Closing Payment Amount multiplied by a fraction the numerator of which is equal to the Equity Portion and the denominator is equal to the Closing SD Share Price.

The number of Closing Consideration Shares and the portion of the Cash Consideration each Selling Shareholders will be entitled to receive at the Closing shall be set forth in the Consideration Allocation Certificate.

(b)           Holder’s of Vested Company Options:

(1)           At the Closing, each holder of a Vested Company Option, by virtue of the Transactions without any action on the part of the holder, shall be entitled to receive in exchange for such Vested Company Option an amount in cash equal to the product of Per Share Ordinary Amount multiplied by the total number of Ordinary Shares issuable upon a cashless exercise (i.e. using the Per Share Ordinary Amount) of such Optionholder’s Vested Company Option (“Optionholder’s Closing Payment Amount”).

The Purchaser's Shares that all holders of Vested Company Options would have been entitled to receive, if such Optionholders had exercised their Vested Company Options into Company Shares (on a cashless basis) is defined as the "Phantom Shares". The number of Phantom Shares each holder of Vested Company Options would have been entitled to receive if such Optionholder would have exercised his, her or its Vested Company Options, shall be equal to such Optionholder’s Closing Payment Amount multiplied by a fraction the numerator of which is equal to the Equity Portion and the denominator is equal to the Closing SD Share Price.

For clarification purposes (i) the Phantom Shares are not issuable and will not be issued to the holders of Vested Company Options and in lieu of such Phantom Shares such holders of Vested Company Options will be entitled to receive an amount in cash equal to such Optionholder's respective number of Phantom Shares multiplied by the Closing SD Share Price; and (ii) the total amount payable to all holders of Vested Company Options pursuant to this sub-section shall be equal to the Vested Options Adjustment Amount.

(2)           Payments made to each holder of Vested Company Options will be made to the Trustee through the Paying Agent in accordance with Section 2.10 below;

(3)           The amount of Cash Consideration each holder of Vested Company Options will be entitled to receive pursuant to the terms of this Agreement shall be set forth in the Consideration Allocation Certificate.

(c)           Holder’s of Unvested Company Option

(1)           At the Closing, Purchaser shall assume the unvested portion of each Company Option outstanding as of the Closing Date (the “Unvested Company Options”). Each Unvested Company Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole Consideration Shares equal to the number of Company Ordinary Shares that were subject to the Unvested portion of such Company Option immediately prior to the Closing Date multiplied by the ratio of the Per Share FD Amount to the Closing SD Share Price (such ratio, the “Option Ratio”), rounded down to the nearest whole number of Consideration Shares (and the per share exercise price for the Consideration Shares issuable upon exercise of such assumed Unvested Company Option will be equal to the quotient obtained by dividing the exercise price per Company Ordinary Share at which such Unvested Company Option was exercisable immediately prior to the Closing Date by the Option Ratio, rounded up to the nearest whole cent). The “Value of Unvested Company Options” shall mean the product obtained by multiplying the Unvested Company Options by the Per Share FD Amount.

(2)            The number of Consideration Shares issuable pursuant to this Section 2.03(c) shall be referred to as the “Purchaser’s Equity Awards”.  The number of Purchaser's Equity Awards each holder of Unvested Company Options will be entitled to receive pursuant to the terms of this Agreement, shall be set forth in the Consideration Allocation Certificate.

(d)           Company Warrantholders.

(1)           The Company Warrants outstanding at the Closing will either be terminated or exercised into Company Shares immediately prior to the Closing.

(2)           The number of and class of Company Shares each Warrantholder will be entitled to receive upon exercise or termination of such Warrants as well as the number Closing Consideration Shares and the portion of the Cash Consideration each holder Warrantholder will be entitled to receive at the Closing upon the cashless exercise of such Warrants, shall be set forth in the Consideration Allocation Certificate.

(3)           For clarification purposes the parties acknowledge that for purposes of this Section 2.03 and the calculation of the amount distributed to each Equityholder, the Warrantholders will deemed to be, and are treated as, Selling Shareholders (and the formulas set forth above should include the number of Company Shares issuable upon a cashless exercise of such Warrants).

(e)           Clarifications; Mechanics. Anything to the contrary notwithstanding:

(1)           Out of the total number of Closing Consideration Shares, ninety percent (90%) shall be issued to the Selling Shareholders and the balance of ten percent (10%) will be issued for the benefit of the Selling Shareholders yet set aside in the Escrow Fund (the "Share Component of the Escrow Fund") as further described in this Section 2 and subject to forfeiture in accordance with Article XI. Notwithstanding anything to the contrary contained herein, in no event will the total number of Consideration Shares issued or issuable by Purchaser pursuant to this Agreement, including all Closing Consideration Shares and all Purchaser's Equity Awards, equal more than the Maximum Consideration Shares.

(2)           Out of the Closing Cash Consideration payable at Closing, Purchaser shall extend to the Escrow Agent: (i) an amount in cash equal to ten percent (10%) of the Closing Cash Consideration (the "Cash Component of the Escrow Fund"); and (ii) an amount in cash equal to $200,000 as the Rep Reimbursement Amount - as further described in this Section 2, and the balance of Closing Cash Consideration will be paid to the Participating Rights Holders in accordance with the terms hereof. In addition, and with respect to each Participating Rights Holder, severally and not jointly, Purchaser may deduct any withholding amounts as further described in this Section 2.

(3)           The Purchaser or any of its Representatives shall not be responsible for the determination of the Aggregate Consideration allocation. The Aggregate Consideration allocation will be presented in the Consideration Allocation Certificate, which will be deemed a Specified Representation of the Company. The Company also represents that the information and calculations set forth in the Consideration Allocation Certificate shall be made in accordance with the terms and conditions of this Agreement, the Company’s Articles of Association, and other relevant existing contractual arrangements among the Company, the holders of Company Shares, Company Optionholders and Company Warrantholders. Anything to the contrary notwithstanding, Purchaser shall be entitled to rely entirely upon the Consideration Allocation Certificate in connection with making the payments pursuant to this Agreement and neither the Holder Representatives nor any Equityholder shall be entitled to make any claim in respect of the allocation of the payments made by Purchaser to or for the benefit of any Equityholders to the extent that the payments are made in a manner consistent with the Consideration Allocation Certificate.

(4)           The Purchaser will make the payments pursuant this Agreement with the assistance of a Payment Agent. Purchaser shall cause, and be responsible for, the Payment Agent, to make the payment of the Closing Cash Consideration to the holders of Company Shares and Vested Company Options in accordance with the provisions set forth in this Agreement and the Consideration Allocation Certificate.

(5)           Anything in this Agreement to the contrary notwithstanding, no fractions of a cent will be payable hereunder and any amounts payable hereunder shall be rounded down to the nearest whole cent and no fractional shares shall be issued hereunder and any fractional shares shall be rounded down to the nearest whole share.

(6)           Notwithstanding anything to the contrary in this Agreement, and subject to the potential additional payment pursuant to the terms of Section 7.05 hereof, the aggregate maximum consideration that Purchaser shall be required to pay to all of the Equityholders pursuant to this Agreement shall in no event exceed an aggregate value of $160,000,000 plus the amount of Company Cash held by the Company on the Closing Date, with all shares of Purchaser’s Shares issued or to be issued pursuant to the terms of this Agreement deemed to have, for the purpose of this sub-section 2.03(e)(6) only, a stipulated value of the Average SD Share Price, minus the amount of Company Debt on the Closing Date minus the Company Transaction Expenses set forth in the Transaction Expenses Certificate.

(f)           WAIVER AND RELEASE OF CLAIMS.

(1)           Effective for all purposes as of the date hereof, each Executing Shareholder acknowledges and agrees on behalf of itself and each of its agents, trustees, beneficiaries, directors, officers, affiliates, subsidiaries, estate, successors and assigns (each, a “Releasing Party”) that each hereby releases and forever discharges the Company, each Equityholder and the Purchaser (each a “Beneficiary”) and each of such Beneficiary’s respective subsidiaries, affiliates, directors, officers, employees, representatives, agents, members, stockholders, successors, predecessors and assigns (each, a “Released Party” and collectively, the “Released Parties”) from any and all Equityholder Claims such Releasing Party may have or assert it has against any of the Released Parties, from the beginning of time through the time of the Closing and following the Closing, in each case whether known or unknown, or whether or not the facts that could give rise to or support a Claim are known or should have been known. In this Agreement an “Equityholder Claim” shall mean: (i) any claim or right to receive any Company Shares other than the Company Shares set forth opposite his, her or its name in the Estimated Consideration Allocation Chart (other than as a result of an exercise of any Company Warrant outstanding as of immediately prior to the Closing by any Executing Shareholder who is a Company Warrantholder); (ii) any claim or right to receive any portion of the Cash Consideration,  Consideration Shares or any other form, amount or value of consideration payable or issuable to any Equityholder pursuant to the terms of this Agreement, other than as specifically set forth in the Consideration Allocation Certificate (subject to any changes contemplated in this Agreement – e.g. as a result of changes in the Company Cash, Company Debt, the vesting of any Unvested Company Option or the exercise of any Company Warrant outstanding as of immediately prior to the Closing by any Company Warrantholder) and applicable to such Executing Shareholder; or (iii) any claim with respect to the authority to enter into the Transactions and the enforceability of the Transactions.

(2)           Each Executing Shareholder hereby confirms, acknowledges,  represents and warrants that he, she or it: (A) (i) is the holder of the number of Company Shares set forth opposite his, her or its name in the Estimated Consideration Allocation Chart; (ii) other than the number and class of Company Shares set forth opposite his, her or its name in the Estimated Consideration Allocation Chart, is not entitled to any additional Company Shares (other than as a result of an exercise of any Company Warrant outstanding as of immediately prior to the Closing by any Executing Shareholder who is a Company Warrantholder) or any other form of equity securities including, shares, options, warrants or any other convertible security, or right to acquire shares, options or warrants of or any other convertible security into share capital of the Company; (iii) waives any right to receive any additional Company Shares (as a result of any anti-dilution rights, preemptive rights, conversion rights (of any of the Company Shares which are outstanding as of the date hereof or any Company Shares he, she or it may have been entitled to receive as a result of the conversion of any convertible loan agreement or any other convertible instrument that was issued by the Company), rights of first offer, co-sale and no-sale rights, any other participation, first refusal or similar rights, any adjustment of the conversion price of any preferred share whatsoever) or otherwise), except for any additional Company Shares issued as a result of an exercise of any Company Warrant outstanding as of immediately prior to the Closing by any Company Warrantholder; (iv) fully, finally, irrevocably and forever waives any right to convert any of its Company Shares into any other class or series of Company Shares presently and through the Closing; and (B) (i) examined the Estimated Consideration Allocation Chart and is entitled only to the distribution set forth in such a chart (subject to any changes contemplated in this Agreement – e.g. as a result of changes in the Company Cash, Company Debt, the vesting of any Unvested Company Option or the exercise of any Company Warrant outstanding as of immediately prior to the Closing by any Company Warrantholder); (ii) waives any right to receive consideration other than as set forth in the Consideration Allocation Certificate (including, without limitation, for any interest payments, the method of determination of the Preference Amount and the Aggregate Participating Amount, the method of calculation of any of the values set forth in this Agreement or the method of determination of the Participating Rights Holder's Interest,, any preferential amount, any amount resulting from the conversion of shares any other rights of any nature under the Articles of Association, or any Shareholders Agreement, which the Executing Shareholders and/or its successors and assignees ever had, now have or hereafter can, shall or may have, at any time, due to actions or events that occurred prior to Closing which do not conform or are not consistent with the terms of this Agreement and the consideration attributed to such Executing Shareholders in the Consideration Allocation Certificate); (C) hereby terminates and waives any rights, powers and privileges such Executing Shareholder has or may have pursuant to any Shareholders Agreement (which for purposes of this Agreement will be defined as any investors rights agreement, registration rights agreement or shareholders agreement entered into by such Executing Shareholders with respect to the Company) or any right to make a claim or demand for any discrepancy between any Shareholders Agreement, share purchase agreement or convertible loan agreement such Executing Shareholder and the provisions of this Agreement and his, her or its entitlement pursuant to such agreements; (D) for as long as this Agreement is in force agrees not to sell, transfer, assign or convert any of its Company Shares, or subject such Company Shares to any Liens, except pursuant to a transfer request of Company Shares provided to the Company and Purchaser prior to the date hereof; and (E) has not heretofore assigned or transferred, or purported to have assigned or transferred, to any corporation (or any other legal entity) or person whatsoever, any claim, debt, liability, demand, obligation, cost, expense, action or cause of action herein released.

(3)           Each Executing Shareholder hereby acknowledges that such Executing Shareholder is familiar with Section 1542 of the Civil Code of the State of California (“Section 1542”), which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Effective for all purposes as of the date hereof, each Executing Shareholder waives and relinquishes on behalf of each Releasing Party any rights and benefits which such Releasing Party may have under Section 1542 or any similar statute or common law principle of any jurisdiction.  Each Executing Shareholder acknowledges that such Executing Shareholder may hereafter discover facts in addition to or different from those which such Executing Shareholder now knows or believes to be true with respect to the subject matter of this Agreement, but it is such Executing Shareholder’s intention to fully and finally and forever settle and release any and all matters, disputes and differences, known or unknown, suspected and unsuspected, which do now exist or may exist or heretofore have existed between any Releasing Party and any Released Party with respect to the subject matter of this Agreement.  In furtherance of this intention, the releases herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional or different facts.

(4)           Each Executing Shareholder, on behalf of each Releasing Party, further covenants and agrees that such Releasing Party has not heretofore sold, transferred, hypothecated, conveyed or assigned, and shall not hereafter sue any Released Party upon, any Equityholder Claim released under this Section 2.03(f), and that each Releasing Party shall indemnify and hold harmless the Released Parties against any loss or liability on account of any actions brought by such Releasing Party or such Releasing Party’s assigns or prosecuted on behalf of such Releasing Party and relating to any Equityholder Claim released under this Section 2.03(f).

(5)           Notwithstanding anything in this Section 2.03(f), the foregoing releases and covenants shall not apply to any claims (a) relating to Purchaser’s failure to pay the Closing Cash Consideration, to issue the Consideration Shares or any other payments in accordance with this Agreement; (b) relating to Purchaser’s failure to perform any of its obligations, undertakings or covenants set forth in this Agreement (including, without limitation the filing of the Registration Statement on Form S-8 and indemnification obligations) or any of the Transactional Agreements; (c) relating to any employment payment, including salary, bonuses, accrued vacation, any other employee compensation and/or benefits, and unreimbursed expenses or any of the amounts set forth in Section 7.05 (Bonus/ Retention Pool), (d) relating to or arising from any commercial relationship such Executing Shareholder may have with any of the Released Parties; and (e) for indemnity by officers, employees and directors of the Company in their capacity as such in accordance with Section 7.07 below.

(6)           Anything to the contrary notwithstanding: (i) the foregoing release is conditioned upon the consummation of the Closing and shall become null and void, and shall have no effect whatsoever, without any action on the part of any person or entity, upon termination of this Agreement in accordance with its terms; and (ii) should any provision of this release be found, held, declared, determined, or deemed by any court of competent jurisdiction to be void, illegal, invalid or unenforceable under any applicable statute or controlling law, the legality, validity, and enforceability of the remaining provisions will not be affected and the illegal, invalid, or unenforceable provision will be deemed not to be a part of this Release.

Section 2.04                                [Reserved].

Section 2.05                                Escrow Fund.

(a)           Escrow Deposit. At the Closing, Purchaser shall issue and deliver to the Escrow Agent, as the escrow agent under the Escrow Agreement, the Cash Component of the Escrow Fund in US dollars in immediately available funds and shall deliver the Share Component of the Escrow Fund constituting the Escrow Fund to be held by the Escrow Agent in accordance with the terms of the Escrow Agreement and released from the Escrow Fund pursuant to the terms of this Agreement and the Escrow Agreement. For all purposes of the Escrow Fund, including the calculation of any payment to Purchasers for Damages in accordance with Article XI below, the value of each Consideration Share held in the Escrow Fund shall be calculated using the Average SD Share Price. The “Value of the Escrow Fund” shall be equal to the product of the aggregate Share Component of the Escrow Fund multiplied by the Average SD Share Price, plus the aggregate Cash Component of the Escrow Fund.

(b)           Any amount paid from the Escrow Fund to Purchaser in accordance with Article XI shall be paid to Purchaser in (i) cash and (ii) a number of Consideration Shares, in proportion to the ratio between the Cash Component of the Escrow Fund and the Share Component of the Escrow Fund, assuming a value for each such Consideration Share equal to the Average SD Share Price.

(c)           Participating Rights Holder’s Interest. Each Participating Rights Holder portion in the Escrow Fund shall be calculated as the quotient obtained by dividing each Participating Rights Holder's Cash Component of the Escrow Fund, plus such Participating Rights Holder's Share Component of the Escrow Fund, if any (calculated based on the Average SD Share Price), by the Value of the Escrow Fund  Each Participating Rights Holder’s Interest in the Escrow Fund and the number of Consideration Shares and the portion of the Cash Consideration set aside in Escrow Fund, shall be set forth in the Consideration Allocation Certificate.

(d)           Any amount distributed out of the Escrow Fund shall be allocated to each Participating Rights Holder according to such Participating Rights Holder's Interest in the Escrow Fund (it being understood that the Share Component of the Escrow Fund shall be distributed only to the Selling Shareholders, and in accordance with the aforementioned such Participating Rights Holder's Interest.

Section 2.06                                Non Executing Shareholders' Deposit.

(a)           Anything in this Agreement to the contrary notwithstanding, if the Purchaser elects to exercise its rights to provide the Bring-Along Notice under Section 2.02(b)(3) of this Agreement, Purchaser shall transfer to the Paying Agent the appropriate portion out of the Closing Consideration Shares and the Closing Cash Consideration payable under this Agreement to all Non Executing Shareholders, subject to any applicable amount to remain in the Escrow Fund in accordance with Section 2.05 (the “Non-Executing Shareholder’s Deposit”). Such amounts will be held by the Paying Agent in trust for and to the benefit of each such Non Executing Shareholders, until such Non Executing Shareholder shall have become an Execution Shareholder hereunder by executing and delivering to Purchaser this Agreement and the other Transaction Documents to be executed by it and otherwise delivering to Purchaser all other deliveries called for herein. As soon as practicable thereafter, the Paying Agent shall transfer to such Non Executing Shareholder who has become an Executing Shareholder his, her or its appropriate portion held in such assets and funds. The foregoing shall also apply, mutatis mutandis, to the appropriate portion of any sums released from the Escrow Agent in accordance with the Escrow Agreement.  Should a Non-Executing Shareholder not execute the aforementioned within three months of the Bring-Along Notice, then the Purchaser may direct the Paying Agent to transfer such Non-Executing Shareholder’s Deposit to the Company.  Thereafter, such Non-Executing Shareholder shall look only to the Company for the Non-Executing Shareholder’s Deposit.

Section 2.07                                Holder Representative Reimbursement Amount.

A portion of the Closing Cash Consideration otherwise payable to the Participating Rights Holders equal to $200,000 (the “Rep Reimbursement Amount”), shall not be paid at the Closing to the Participating Rights Holders, but shall instead be deposited with the Escrow Agent, to be used by the Holder Representatives for the payment of expenses incurred by each of the Holder Representatives in performing his duties pursuant to this Agreement. The portion of the Closing Cash Consideration to be contributed on behalf of each Participating Rights Holder hereunder to the Rep Reimbursement Amount shall be based on the Participating Rights Holder’s Interest. The Rep Reimbursement Amount shall in no manner affect or impact the amount of the Escrow Fund. In the event that the Holder Representatives have not used the entire Rep Reimbursement Amount at such time as the termination of the Escrow Period, any remaining amount shall be distributed by the Escrow Agent to the Participation Rights Holders pro rata to their respective Participating Rights Holder’s Interests. The Rep Reimbursement Amount, or any portion thereof, will be distributed to the Participating Rights Holders in accordance with the terms of the Escrow Agreement and such distribution shall be based on the Participating Rights Holder's Interest.  If the Rep Reimbursement Amount shall be insufficient to reimburse each of the Holder Representatives’ expenses in accordance with this Agreement, then upon written request of the Holder Representatives, each Participating Rights Holder shall make a payment of its respective share of such additional expenses to the Holder Representatives, based on such Participating Rights Holder’s Interest; provided, however, that any additional payment by each Participating Rights Holder shall not impact any of the obligations of each Participating Rights Holder pursuant to Article XI below.

Section 2.08                                Consideration Charts.

(a)           Estimated Consideration Allocation Chart. Prior to the date hereof, the Company provided the Purchaser and the Holder Representatives with the Estimated Consideration Allocation Chart (attached hereto as Exhibit K) illustrating the respective distribution of the consideration at Closing Date based on certain hypothetical assumptions and conditions. The Estimated Consideration Allocation Chart is not intended in any way to set forth the amounts that will actually be payable to the Equityholders pursuant to this Agreement, and is merely an illustration of how to calculate the amount due to each Equityholder based on the methodology set forth above.

(b)           Consideration Allocation Certificate. Not later than three (3) Business Days before the Closing, the Company shall deliver to Purchaser and the Holder Representatives a certificate of the Company (the “Estimated Company Pre-Closing Certificate”) executed on its behalf by the Chief Financial Officer of the Company that sets forth in reasonable detail the Company’s estimate of the Closing Cash, together with copies of the Company bank statements supporting such estimation (“Estimated Closing Cash”). The Estimated Company Pre-Closing Certificate will be amended and delivered to Purchaser one (1) Business Day before the Closing, to reflect any changes in the Closing Cash. The adjusted certificate will be referred to herein as the “Closing Cash Certificate”. The amounts set forth in the Closing Cash Certificate shall be incorporated in the Consideration Allocation Certificate. The Closing Cash Certificate shall be executed by the Chief Executive Officer and Chief Financial Officer of the Company and shall be deemed to be a representation and warranty of the Company with respect to the amount of Cash held by the Company at Closing. The Consideration Allocation Certificate, as adjusted to reflect the Closing Cash Certificate (the “Consideration Allocation Certificate”) shall be delivered together with the Closing Cash Certificate and shall be executed by the Chief Executive Officer and Chief Financial Officer of the Company, and by the Holder Representatives, and shall be deemed to be a representation and warranty of the Company and each of the Selling Shareholders with respect to his, her or its entitlement to distribution hereunder. In no event shall Purchaser be required to make any payments pursuant to this Agreement unless and until the Consideration Allocation Certificate has been duly executed and delivered by the Company and the Holder Representatives. Purchaser shall be entitled to rely entirely upon the Consideration Allocation Certificate in connection with making the payments pursuant to this Agreement and neither the Holder Representatives nor any Equityholder shall be entitled to make any claim in respect of the allocation of the payments made by Purchaser to or for the benefit of any Equityholders to the extent that the payments are made in a manner consistent with the Consideration Allocation Certificate.

(c)           Recapitalization. If between the date of this Agreement and the Closing, the number of outstanding Ordinary Shares or Preferred Shares is changed into a different number of shares or into a different class, by reason of any share dividend, subdivision, reclassification, recapitalization, split-up, combination, exchange of shares, or the like, the per Company Share, and per Company Option amounts set out in this Agreement will be correspondingly adjusted to reflect such change, such that the Aggregate Consideration shall not be increased or reduced as a result of any such action.

Section 2.09                                Legend Requirement.

(a)           Securities Act. Each certificate representing the Closing Consideration Shares shall (unless otherwise permitted by the provisions of this Agreement) be imprinted with a legend substantially similar to the following (in addition to any legend required under applicable securities laws or as provided elsewhere in this Agreement):

For Regulation D Investors:

“THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED PURSUANT TO REGULATION D OF THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE THEREWITH, PURSUANT TO A REGISTRATION UNDER THE ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. IN ADDITION, NO HEDGING TRANSACTION MAY BE CONDUCTED WITH RESPECT TO THESE SECURITIES UNLESS SUCH TRANSACTIONS ARE IN COMPLIANCE WITH THE ACT.”

For Regulation S Investors:

“THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED PURSUANT TO REGULATION D OF THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE THEREWITH, PURSUANT TO A REGISTRATION UNDER THE ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. IN ADDITION, NO HEDGING TRANSACTION MAY BE CONDUCTED WITH RESPECT TO THESE SECURITIES UNLESS SUCH TRANSACTIONS ARE IN COMPLIANCE WITH THE ACT.”

For all Principal Shareholders:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ISSUED PURSUANT TO THE ACQUISITION AGREEMENT DATED OCTOBER 12, 2009 BY AND AMONG SIGMA DESIGNS, INC., COPPERGATE COMMUNICATIONS LTD., AND CARMEL V.C. 2 LTD. AND TAMIR FISHMAN VENTURES MANAGEMENT II LTD., AS THE HOLDER REPRESENTATIVES, AND EACH PERSON IDENTIFIED ON EXHIBIT A-1 THERETO (THE “ACQUISITION AGREEMENT”) AND ARE SUBJECT TO CERTAIN RESTRICTIONS (THE “LOCK-UP RESTRICTIONS”) ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT DATED OCTOBER 12, 2009, IN FAVOR OF SIGMA DESIGNS, INC.  THE LOCK-UP RESTRICTIONS SHALL EXPIRE AS TO TWENTY-FIVE PERCENT (25%) OF THE TOTAL SECURITIES ISSUED TO THE HOLDER OF THIS CERTIFICATE PURSUANT TO THE ACQUISITION AGREEMENT ON THE LATER OF (I) THE SECOND BUSINESS DAY FOLLOWING THE FIRST PUBLIC ANNOUNCEMENT, RELEASE OR FILING OF EARNINGS OF SIGMA DESIGNS, INC. FOLLOWING THE CLOSING DATE OF SIGMA DESIGNS, INC.’S ACQUISITION OF COPPERGATE COMMUNICATIONS LTD., OR (II) THE DATE ON WHICH THE REGISTRATION STATEMENT PURSUANT TO WHICH THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE REGISTERED FOR RESALE IN ACCORDANCE WITH THE ACQUISITION AGREEMENT IS DECLARED EFFECTIVE (SUCH LATER DATE, THE “INITIAL RELEASE DATE”).  THEREAFTER, AN ADDITIONAL TWENTY-FIVE PERCENT (25%) OF THE TOTAL SECURITIES ISSUED TO THE HOLDER OF THIS CERTIFICATE PURSUANT TO THE ACQUISITION AGREEMENT WILL BE RELEASED FROM THE LOCK-UP RESTRICTIONS ON EACH OF THE 60TH, 120TH AND 180TH DAY FOLLOWING THE INITIAL RELEASE DATE.”

(b)           Blue Sky Laws. In addition, certificates representing the Closing Consideration Shares may contain any legend required by the blue sky laws of any jurisdiction to the extent such laws are applicable to the sale of the Closing Consideration Shares hereunder.

Section 2.10                                Closing of the Company’s Share Registry.

At the Closing Date, holders of certificates representing Company Shares that were outstanding immediately prior to the Closing Date shall cease to have any rights as shareholders of the Company, and the share registry of the Company shall be closed with respect to all shares outstanding immediately prior to the Closing Date. No further transfer of any such Company Shares shall be made on such share registry after the Closing Date.

Section 2.11                                Withholding Rights.

(a)           Right to Withhold. Each of Purchaser, the Paying Agent, the Escrow Agent and the Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Equityholder, former Equityholder or other Person pursuant to this Agreement such amounts as Purchaser, the Paying Agent, the Escrow Agent or the Company, as the case may be, are required to deduct or withhold therefrom under the Code, the Israeli Code, or any Tax law, with respect to the making of such payment. To the extent that such amounts are so withheld by Purchaser, the Paying Agent, the Escrow Agent or the Company, as the case may be, (i) such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom or to which such amounts would otherwise have been paid in respect of whom such deduction and withholding was made by Purchaser, the Escrow Agent or the Company, (ii) such withheld amounts shall be remitted by Purchaser, the Escrow Agent or the Company, to the applicable Governmental Authority, and (iii) Purchaser, the Escrow Agent or the Company, as applicable, shall promptly provide to the Equityholder from which such amounts were withheld written confirmation of the amount so withheld. To the extent that such amounts are required to be deducted or withheld by Purchaser, the Paying Agent, Escrow Agent or Company, such Person shall withhold such amounts from the Closing Cash Consideration rather than the Closing Consideration Shares. In the event such amounts required to be deducted or withheld by Purchaser, the Paying Agent, Escrow Agent or Company exceed the Closing Cash Consideration, such Person is authorized to sell or otherwise dispose of, on behalf of such Equityholder, the portion of the Closing Consideration Shares otherwise deliverable to such Equityholder, to enable Purchaser, the Paying Agent, Escrow Agent or Company to comply with such deduction or withholding requirement. Purchaser, Escrow Agent or Company shall notify the relevant Equityholder that such sale and withholding or deduction was made and remit to such Equityholder any balance of the proceeds of such sale not applied to the payment of taxes less any costs or expenses incurred by Purchaser, the Paying Agent, Escrow Agent or Company in connection with such sale.

(b)           Tax Rulings; Withholding Certificates. Without derogating from the foregoing, Purchaser agrees that:

(1)           if a valid Israeli tax ruling with respect to withholding required in connection with the Transactions is obtained from the ITA, any withholding under the Israeli Code with respect to the transactions covered in such tax ruling will be made in accordance with such tax ruling;

(2)           no withholding or reduced withholding under the Israeli Code will be made from any consideration payable hereunder to an Equityholder to the extent that such holder has provided Purchaser, the Paying Agent, the Escrow Agent or the Company with an appropriate and applicable exemption or confirmation of no withholding or a reduced withholding rate (as applicable) issued by the ITA with respect to such Equityholder (a “Qualified Withholding Certificate”), prior to the time such payment of consideration is made;

(3)           no withholding under United States Tax law will be made from any consideration payable hereunder to a Selling Shareholder that delivers to Purchaser or the Paying Agent a duly completed Form W-9 or Form W-8, as applicable, unless required under applicable law for service providers to the Company prior to the Closing or Purchaser following the Closing.

(4)           in the absence of receipt of a Qualified Withholding Certificate, to the extent any Tax is withheld by Purchaser or the Company, as the case may be, in accordance with the provisions hereof and subject to the prior compliance by the relevant Equityholder with the conditions of the following sentence, then the party withholding such amount shall not remit same to the applicable Tax authorities earlier than one Business Day prior to the last date for such remittance is required under applicable Tax law with respect to a certain Equityholder, provided, unless it is provided by said Equityholder, prior to such date, with a Qualified Withholding Certificate in respect of such payment, in which case Purchaser shall withhold in accordance with the provisions of the Qualified Withholding Certificate and any remaining amount shall be promptly released to Paying Agent for distribution to the relevant Equityholder. The party withholding such amount shall not defer payment to the applicable Tax authorities, unless provided with a cashier’s check on or prior to the date of the original payment in such amount as the Purchaser deems adequate to cover for any deficiencies due to exchange rate fluctuations

Section 2.12                                Treatment of Company Options.

(a)           General. Each outstanding option to purchase Company Ordinary Shares under any Company Option Plan (a “Company Option”) shall entitle its holder to receive the benefits set forth in this Agreement.

(b)           Unvested Company Options. At the Closing Date, Unvested Company Options shall be assumed by Purchaser as set forth in this Section 2. Each Unvested Company Option so assumed by Purchaser under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Option documents (including any applicable Company Option Plan and share option agreement or other document evidencing such Company Option) immediately prior to the Closing Date (including any repurchase rights or vesting provisions), except that (i) each such Company Option will be exercisable (or will become exercisable in accordance with its terms) for that number of Purchaser's Equity Awards and (ii) the per share exercise price under the assumed Unvested Company Option for the Purchaser’s Equity Award will be based on the Option Ratio as set forth above. Each assumed Unvested Company Option shall continue to vest following the Closing Date based on the vesting schedule applicable to such Unvested Company Option as in effect immediately prior to the Closing Date. The assumption of any Unvested Company Option is intended to be effected in a manner which is consistent with Section 424(a) of the Code, and each assumed Unvested Company Option that qualified as an incentive stock option pursuant to Section 422 of the Code immediately prior to the Closing Date is intended to qualify as an incentive stock option immediately after the Closing Date. The assumption of any Unvested Company Options granted under the Israeli Code is intended to be effected in a manner which is consistent with the provisions of the Israeli Option Tax Pre-Ruling, if obtained. Following the Closing Date, Purchaser Board of Directors, a committee thereof or such other committee to which Purchaser Board duly delegates authority shall succeed to the authority and responsibility of the Company Board of Directors or any committee thereof with respect to each assumed Unvested Company Option. The exercise of the assumed Unvested Company Option and/or sale of underlying shares shall be subject to the terms of the Israeli Option Tax Pre-Ruling, if obtained and to such terms and restrictions, including blackout periods, as are generally applicable to such exercise and sale of options to purchase Purchaser's Shares. In the event that any Unvested Company Option assumed in accordance with this Section 2.12(b) terminates or otherwise expires following the Closing in accordance with its terms, the Purchaser's Equity Awards which would have been issued upon the exercise of such Unvested Company Option shall be, as soon as practicable following such termination or expiration, granted as additional options to individuals who were employed by the Company as of the Closing Date and continue to be employed by the Purchaser, the Company or any of their respective Affiliates at the time of grant, on such terms and to such specific individuals as will be determined in the discretion of the Purchaser Board of Directors or any committee thereof to which the Purchaser Board of Directors delegates its authority, in consultation with management of the Company.

(c)           Vested Company Options. At the Closing, each holder of a Vested Company Option, by virtue of the Transactions without any action on the part of the holder, shall be entitled to receive in exchange for such Vested Company Option and the cancellation thereof at the Closing an amount in cash as set forth in Section 2.03 above.  Notwithstanding the foregoing, to the extent that any Company Shares or Vested Company Options are held in trust pursuant to Section 102 of the Israeli Code, the Paying Agent will make payment of the consideration that such holder of Company Shares or Vested Company Options is entitled to receive directly to the “Section 102 Plan” trustee (the “Trustee”), and in accordance with the provisions of the Israeli Option Tax Pre-Ruling, if obtained. The vesting and exercisability of each outstanding Company Option held by a non-employee director (or consultant) of the Company or its Subsidiaries, shall accelerate in accordance with the terms of the Company Option Plan and/or agreement evidencing the Company Option, and such Company Option shall be canceled at the Closing Date and shall thereafter constitute Vested Company Options. Prior to the Closing Date, the Company shall use reasonable commercial efforts to obtain at the earliest practicable date an Options Acknowledgement Agreement from holders of Vested Company Options.  Notwithstanding anything herein to the contrary, as a condition to receipt of the Optionholder’s Closing Payment Amount, each such Optionholder shall be required to execute and deliver to Purchaser an Options Acknowledgement Agreement.

Section 2.13                                Closing.

(a)           Time and Place. The consummation of the Transactions (the “Closing”) shall take place at the offices of Herzog, Fox, Neeman Law Offices, Assia House, 4 Weizman St.,Tel Aviv, Israel at a time and on a date to be specified by the parties, which shall be no later than the third Business Day after the satisfaction or waiver of all the conditions set forth in Article IX to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), or at such other time, date and location as the parties hereto agree in writing. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date”.

(b)           Transactions at Closing. At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously, and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

(1)           Each Executing Shareholder shall deliver to Purchaser one or more share certificates (or a written declaration of loss or destruction in lieu thereof in the form to be agreed upon by Purchaser and the Company (and attached hereto as Exhibit M) accompanied by duly executed deeds of transfer, in the form to be agreed upon by Purchaser and the Company (and attached as Exhibit N).

(2)           Each person who at the time of the Closing is a Company Warrantholder shall deliver at the Closing to Purchaser a duly executed termination and waiver agreement in the form reasonably acceptable to Purchaser.

(3)           Purchaser, each of the Holder Representatives on behalf of himself and each Participating Rights Holder, and the Escrow Agent shall enter into the Escrow Agreement.

(4)           Purchaser shall deliver to the Paying Agent for further distribution by the Paying Agent, upon receipt of a duly executed and completed letter of transmittal set forth as an exhibit to the Paying Agent Agreement, to each Participating Rights Holder or the Trustee in accordance with the Option Tax Ruling, the portion of the Closing Cash Consideration, if any, payable thereto in accordance with this Agreement and the information contained in such letter of transmittal, and shall issue to each Participating Rights Holders his, her or its portion of Closing Consideration Shares.

(5)           Purchaser shall deliver to the Escrow Agent the Escrow Fund.

(6)           If the Purchaser elects to exercise its rights to provide the Bring-Along Notice under Section 2.02(b)(3) of this Agreement, Purchaser shall acquire good and valid title, free and clear of any Liens, to all Company Shares owned by the Non Executing Shareholders in accordance with Section 341 of the Companies Law-1999 or any other procedures available under the Company's articles of association and applicable law, and as of the Closing Date, Purchaser will own 100% of the issued and outstanding share capital of the Company (on a fully diluted basis) and, indirectly through the Company, 100% of the issued and outstanding of the share capital of the Subsidiary free and clear of any Lien.

(7)           If Purchaser elects to exercise its rights to provide the Bring-Along Notice under Section 2.02(b)(3) of this Agreement, the Company shall register the transfer of all the Company Shares to Purchaser in the register of shareholders of the Company, and shall provide Purchaser with a true and correct copy of such updated register of shareholders reflecting such entry, certified by two directors of the Company.  If Purchaser elects not to exercise its rights to provide the Bring-Along Notice under Section 2.02(b)(3) of this Agreement, the Company shall register the transfer of the Company Shares held by the Executing Shareholders to Purchaser in the register of shareholders of the Company, and shall provide Purchaser with a true and correct copy of such updated register of shareholders reflecting such entry, certified by two directors of the Company.

(8)           If Purchaser elects to exercise its rights to provide the Bring-Along Notice under Section 2.02(b)(3) of this Agreement, the Company shall issue and deliver to Purchaser validly executed share certificate(s) covering all the Company Shares, issued in the name of Purchaser.  If Purchaser elects not to exercise its rights to provide the Bring-Along Notice under Section 2.02(b)(3) of this Agreement, the Company shall issue and deliver to Purchaser validly executed share certificate(s) covering the Company Shares previously held by the Executing Shareholders, issued in the name of Purchaser.

(9)           The Purchaser shall have received an irrevocable Letter of Appointment of Directors in the form set forth in Exhibit CC, executed by holders of a majority of the Company Preferred Shares, including Tamir Fishman Ventures Capital II Ltd., Tamir Fishman Ventures II L.P., Tamir Fishman Ventures II CEO Fund (U.S.) L.P., Tamir Fishman Ventures II (Cayman Islands) L.P., Tamir Fishman II (Israel) L.P., Tamir Fishman Ventures II CEO Fund L.P. (collectively, “Tamir Fishman”), The Challenge Fund II – Etgar L.P. (the “Challenge Fund”) and Carmel Ventures II L.P. (“Carmel Ventures”), appointing Purchaser’s designees to the Board of Directors of the Company, effective as of the Closing.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 13.05, except as set forth in the Company Disclosure Schedule, the Company represents and warrants to Purchaser:

Section 3.01                                Corporate Existence and Power.

(a)           The Company: (i) is a limited liability company duly incorporated and validly existing under the laws of Israel; (ii) is duly licensed or qualified to do business and where applicable is in good standing as a foreign corporation in all jurisdictions in which the conduct of its business or the activities it is engaged makes such licensing or qualification necessary; and (iii) has all necessary corporate power and authority: (A) to conduct is business in the manner in which its business is currently being conducted; (B) to own, use and distribute its assets in the manner in which its assets are currently owned, used and distributed; and (C) to perform its obligations under all Contracts.

(b)           Section 3.01(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the Company’s Subsidiaries as of the date of this Agreement. Each of the Subsidiaries of the Company (i) has been duly organized, and is validly existing and where applicable in good standing under the Laws of the jurisdiction of its organization; (ii) is duly licensed or qualified to do business and is where applicable in good standing as a foreign entity in all jurisdictions in which the conduct of its business or the activities it is engaged makes such licensing or qualification necessary; and (iii) has all necessary corporate power and authority: (A) to conduct is business in the manner in which its business is currently being conducted; (B) to own, use and distribute its assets in the manner in which its assets are currently owned, used and distributed; and (C) to perform its obligations under all Material Contracts.

(c)           The Company has delivered to Purchaser accurate and complete copies of: (i) the articles of association, certificate of incorporation, bylaws or equivalent governing documents, including all amendments thereto, of each Acquired Company (the “Charter Documents”), including all amendments thereto, of each Acquired Company; (ii) the equity records of each Acquired Company; and (iii) the minutes of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the Selling Shareholders of each Acquired Company, the Company Board of Directors, all committees thereof and the boards of directors of the Subsidiary, in each case since January 1, 2006. There has not been any violation of any of the provisions of the articles of association or bylaws (or equivalent constituent documents), including all amendments thereto, of each Acquired Company, as applicable, and no Acquired Company has taken any action that is inconsistent in any material respect with any resolution adopted by the Selling Shareholders, the Company Board of Directors or any committee thereof. The books of accounts, stock records, minute books and other records of each Acquired Company are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with prudent business practices and all Applicable Law.

(d)           Section 3.01(d) of the Company Disclosure Schedule accurately sets forth: (i) the names of the members of the board of directors (or similar body) of each Acquired Company; (ii) the names of the members of each committee of the board of directors (or similar body) of each Acquired Company; and (iii) the names and titles of the officers of each Acquired Company.

(e)           None of the Acquired Companies has conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, business name or other name, other than its respective corporate name as set forth in this Agreement.

Section 3.02                                Corporate Authorization.

(a)           The Company has all necessary corporate power and authority to enter into and to perform its obligations under the Transactional Agreements to which it is a party in accordance with the respective terms thereof; and the execution, delivery and performance by the Company of the Transactional Agreements to which it is a party in accordance with the respective terms thereof have been duly authorized by all necessary corporate action on the part of the Company and the Company Board of Directors. This Agreement constitutes the legal, valid and binding obligation of the Company, and, assuming the due authorization, execution and delivery by all other parties thereto, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Upon the execution of each of the other Transactional Agreements at the Closing, each of such other agreements to which the Company is a party will constitute the legal, valid and binding obligation of the Company, and will be, assuming the due authorization, execution and delivery by all other parties thereto, enforceable against the Company in accordance with its respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)           At a meeting duly called and held, the Company Board of Directors has (i) unanimously determined that this Agreement and the Transactions are fair to, advisable and in the best interests of the Company’s shareholders and (ii) unanimously approved and adopted this Agreement and the Transactions.

Section 3.03                                Governmental Authorizations; Governmental Grants.

(a)           Section 3.03(a) of the Company Disclosure Schedule identifies each material Governmental Authorization held by any Acquired Company, and the Company has delivered to Purchaser accurate and complete copies of all Governmental Authorizations identified in Section 3.03(a) of the Company Disclosure Schedule. The Governmental Authorizations identified in Schedule 3.03(a) of the Company Disclosure Schedule are valid and in full force and effect, and collectively constitute all material Governmental Authorizations necessary to enable the Acquired Companies to conduct their respective businesses in the manner in which such businesses are currently being conducted. Each of the Acquired Companies is, and has at all times been, in compliance with the terms and requirements of the respective Governmental Authorizations identified in Schedule 3.03(a) of the Company Disclosure Schedule, except for any noncompliance with any such Governmental Authorization that would not cause the Company to lose a material benefit or incur any material liability. Except as set forth in Section 3.03(a) of the Company Disclosure Schedule, none of the Acquired Companies has received any notice or other communication from any Governmental Authority regarding: (i) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.

(b)           Section 3.03(b)(i) of the Company Disclosure Schedule identifies each Governmental Grant (including with respect to “approved enterprise” status) that has been or is provided or available or applicable to any Acquired Company. Except as set forth on Section 3.03(b)(i) of the Company Disclosure Schedule, no Acquired Company has ever received any Governmental Grant. The Company has delivered to Purchaser accurate and complete copies of: (i) all applications and related documents and correspondence submitted by the Company to the Investment Center, the Office of the Chief Scientist and any other Governmental Authority; and (ii) all certificates of approval and letters of approval (and supplements thereto) granted to the Company by the Investment Center, the Office of the Chief Scientist and any other Governmental Authority. In each such application submitted by or on behalf of any Acquired Company, all information required by such application has been disclosed accurately and completely in all material respects and any non-material disclosures that are not accurate or complete would not cause the loss of the Governmental Grant obtained by such application. Except for undertakings set forth in such letters of approval and under Applicable Law, there are no undertakings of any Acquired Company given in connection with any Governmental Grant. Each Acquired Company is in compliance with the terms, conditions, requirements and criteria of all Governmental Grants, except for any noncompliance with such Governmental Grants that would not cause the Company to lose a material benefit or incur any material liability and, except as set forth in Section 3.03(b)(iii) of the Company Disclosure Schedule, has duly fulfilled all conditions, undertakings and other obligations relating thereto. Except as set forth in Section 3.03(b)(iv) of the Company Disclosure Schedule, no Governmental Authority: (i) has awarded any participation or provided any support to any Acquired Company; or (ii) is or may become entitled to receive any royalties or other payments from any Acquired Company.

(c)           Section 3.03(c) of the Company Disclosure Schedule sets forth, with respect to each Governmental Grant referred to in Section 3.03 (b)(i) of the Company Disclosure Schedule: (i) the total amount of the benefits received by each Acquired Company under such Governmental Grant and the total amount of the benefits available for future use by each Acquired Company under such Governmental Grant; (ii) the time period in which each Acquired Company received, or will be entitled to receive, benefits under such Governmental Grant; and (iii) any Governmental Grant consisting of a Tax incentive (other than incentives generally available by operation of law without application or action by any Governmental Authority). No event has occurred, and no circumstance or condition exists, that would or that could reasonably be expected to give rise to: (A) the annulment, revocation, withdrawal, suspension, cancellation, recapture or modification of any Governmental Grant; (B) the imposition of any limitation on any Governmental Grant or any benefit available in connection with any Governmental Grant; or (C) a requirement that any Acquired Company return or refund any benefits provided under any Governmental Grant. The consummation of the Acquisition Transaction pursuant to the terms of this Agreement: (1) will not adversely affect the ability of any Acquired Company to obtain the benefit of any Governmental Grant for the remaining duration thereof or require any recapture of any previously claimed incentive; and (2) will not result in (x) the failure of any Acquired Company to comply with any of the terms, conditions, requirements and criteria of any Governmental Grant or (y) any claim by any Governmental Authority or other Person that any Acquired Company is required to return or refund, or that any Governmental Authority is entitled to recapture, any benefit provided under any Governmental Grant. Except as set forth in Section 3.03(c) of the Company Disclosure Schedule, no Consent of any Governmental Authority or other Person is required to be obtained prior to the consummation of the Acquisition Transaction pursuant to the terms of this Agreement in order to preserve the entitlement of any Acquired Company to any Governmental Grant or to avoid any increase in royalty rates incurred by any Acquired Company under any such Governmental Grant or other change in the terms and conditions applicable to any Acquired Company under any such Governmental Grant. There is no intention to change the terms of any Governmental Grant, except as may result from generally applicable changes to the relevant laws and regulations thereunder.

Section 3.04                                Non-Contravention.

Except as set forth in Section 3.04 of the Company Disclosure Schedule, neither: (1) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (2) the consummation of the transactions contemplated by this Agreement or any such other agreement, document or instrument, will (with or without notice or lapse of time):

(a)           contravene, conflict with or result in a violation of: (i) any of the provisions of any Charter Documents of any of the Acquired Companies;

(b)           contravene, conflict with or result in a violation of, or give any Governmental Authority or other Person, subject to the Purchaser’s representation and warranties set forth in Section 5.04 below being true and correct, the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Applicable Law or any order, writ, injunction, judgment or decree to which any of the Acquired Companies or any of the assets owned or used by any of the Acquired Companies, is subject;

(c)           contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Acquired Companies or that otherwise relates to any Acquired Company’s business or to any of the assets owned or used by any Acquired Company;

(d)           contravene, conflict with or result in a violation or breach of, or result in a default under, any material provision of any Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any such Material Contract; (ii) accelerate the maturity or performance of any such Material Contract; or (iii) cancel, terminate or modify any such Material Contract; or

(e)           result in the imposition or creation of any Lien upon or with respect to any asset owned or used by any of the Acquired Companies (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Companies).

Except as set forth in Section 3.04 of the Company Disclosure Schedule, none of the Acquired Companies is and none of the Acquired Companies will be required to make any filing with or give any notice to, or to obtain any consent from, any Person in connection with: (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement; or (y) the consummation of the transactions contemplated by this Agreement.

Section 3.05                                Capitalization; Subsidiaries.

(a)           The authorized capital of the Company consists of 30,000,000 Company Ordinary Shares, 8,040,000 Company Ordinary A Shares, 8,000,000 Preferred A-1 Shares, 4,650,000 Preferred A-3 Shares, 3,158,000 Preferred B Shares, 15,200,000 Preferred C Shares, 1,500,000 Preferred D Shares and 4,500,000 Deferred Shares. As of the date of this Agreement, there were issued and outstanding 506,540 Company Ordinary Shares, 229,460 Company Ordinary A Shares, 21,960 Preferred A-1 Shares, 4,645,470 Preferred A-3 Shares, 3,157,800 Preferred B Shares, 9,608,510 Preferred C Shares, zero Preferred D Shares and 167,620 Deferred Shares, Company Options to purchase an aggregate of 5,328,425 Company Ordinary Shares (of which options to purchase an aggregate of 3,729,925 Company Ordinary Shares were exercisable) and Company Warrants to purchase an aggregate of 281,880 Preferred C Shares. Each Company Ordinary A Share is convertible at the option of the holder of such Share into the right to receive one Company Ordinary Share. Each Preferred A-1 Share is convertible into such number of Company Ordinary Shares received by dividing 136.542 by 15.853. Each Preferred B Share and each Preferred A-3 Share is convertible at the option of the holder of such Share into the right to receive one Preferred A-1 Share or one Company Ordinary A Share. As of the date of this Agreement, the Company has reserved 184,575 Company Ordinary Shares for future issuance of Company Options.  All of the issued and outstanding Company Shares have been, and all Company Shares that may be issued pursuant to any Company Option granted under any Option Plan or pursuant to Company Warrants will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable.

(b)           Section 3.05(b) of the Company Disclosure Schedule contains a complete and correct list of each outstanding Company Option to purchase Company Shares, including the name of the holder, the number of Company Shares subject to such Company Option, the vested status applicable thereto as of the date of this Agreement, exercise price per share, vesting schedule (including the number of vested and unvested shares as of a date not earlier than five (5) Business Days prior to date of this Agreement assuming continued employment by such Optionholders), whether such Company Option is an “incentive stock option” within the meaning of Section 422 of the Code, the date on which such Company Option expires, and whether the vesting of such Company Option shall be subject to any acceleration in connection with the Transactions, and with respect to the Company Options granted to Israeli taxpayers, whether each such Company Option was granted pursuant to Section 3(i) of the Israeli Code, Section 102 of the Israeli Code (prior to June 30, 2003) or Section 102 of the Israeli Code (on or after June 30, 2003) and the subsection of Section 102 pursuant to which the Company Option was granted. With respect to any Company Option granted under a Company Option Plan, there has been (y) no amendment to such option, including any amendment to reduce its exercise price per share, and (z) no cancellation of such option in exchange for cash or another equity-based award.

(c)           Section 3.05(c) of the Company Disclosure Schedule contains a complete and correct list of each outstanding Company Warrant to purchase Company Shares, including the name of the holder, the number of Company Shares subject to such Company Warrant, the vested status applicable thereto as of the date of this Agreement, exercise price per share, vesting schedule (including the number of vested and unvested shares as of a date not earlier than five (5) Business Days prior to date of this Agreement assuming continued employment by such Optionholders), the date on which such Company Warrant expires, and whether the vesting of such Company Warrant shall be subject to any acceleration in connection with the Transactions.

(d)           Except as set forth in Section 3.05(d) of the Company Disclosure Schedule, there are no outstanding (i) shares of capital stock of the Company, (ii) securities, instruments or obligations of the Company that are or may become convertible into or exchangeable for Company Shares (iii) subscription, option, call, convertible note, warrant or rights (whether or not currently exercisable) to acquire any Company Shares or other securities of the Company; (iv) Contract under which the Company is or may become obligate to sell or otherwise issue any Company Shares or any other securities; or (v) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any Company Shares or other securities of the Company.

(e)           Section 3.05(e) of the Company Disclosure Schedule sets forth a complete and accurate list, by name, of the Company’s Shareholders, the addresses of the Company Shareholders, the number of Company Shares owned by such shareholder identified by class and series. All outstanding Company Shares have been issued and granted in compliance with (i) all applicable securities laws and other Applicable Law and (ii) all material requirements set forth in applicable Contracts. None of the outstanding Company Shares were issued in violation of any preemptive rights or other rights to subscribe for or purchase securities of the Company. Section 3.05(e) of the Company Disclosure Schedule accurately identified each Acquired Company Contract relating to any securities of the Company that contained any information rights, management rights, registration rights, financial statement requirements or other terms that would survive the Closing unless terminated (other than in accordance with its terms) or amended prior to the Closing.

(f)           At the Closing, Purchaser will receive good and valid title, free and clear of any Liens, adverse claims, to all outstanding Company Shares owned by the Selling Shareholders.

(g)           Other than as set forth in Section 3.05(g) of the Company Disclosure Schedule, the Company has never repurchased, redeemed or otherwise reacquired any of its shares or other securities and there are no outstanding rights or obligations of the Company to repurchase or redeem any of its securities. All shares of capital stock of the Company ever repurchased or redeemed by the Company were repurchased or redeemed in compliance with: (i) all applicable securities laws and other Applicable Law; and (ii) all requirements set forth in all applicable Charter Documents and Contracts.

(h)           Section 3.05(h) of the Company Disclosure Schedule lists each Subsidiary of the Company. The Company is the sole owner of all of the securities of each of its Subsidiaries. Except as set forth in Section 3.05(h) of the Company Disclosure Schedule, no Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or agreements of any character calling for it to issue, deliver or sell, or cause to be issued, delivered or sold any of its equity securities or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or other similar agreements. There are no outstanding contractual obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any of its securities or other equity interests. All of the securities of each of the Subsidiaries of the Company are validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable and, with respect to such shares held directly or indirectly by the Company, are owned by the Company free and clear of any Liens other than Permitted Liens. All of the securities of each of the Subsidiaries (i) have been issued in compliance with all applicable securities laws and other Applicable Law and all requirements set forth in applicable Charter Documents and Contracts; and (ii) were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of such Subsidiaries. The Company has not agreed and is not obligated under any Contract to, directly or indirectly, make any future investment in or capital contribution or advance to any Person. Except for preemptive rights held by the Company, there are no preemptive rights applicable to any shares of any of the Subsidiaries of the Company. None of the Subsidiaries of the Company have the right to vote on or approve any of the transactions contemplated by this Agreement.

Section 3.06                                Financial Statements.

(a)           The Company has delivered to Purchaser the Company’s audited consolidated balance sheets as of December 31, 2006, 2007 and 2008 and the related audited consolidated statements of income and cash flows for each of the years ended December 31, 2006, 2007 and 2008, and the reviewed but unaudited consolidated interim balance sheet as of June 30, 2009 and the related reviewed but unaudited consolidated interim statement of income and cash flows for the six months ended June 30, 2009 (collectively, the “Financial Statements”).

(b)           The Financial Statements (i) have been prepared from the books and records of the Acquired Companies, (ii) complied as to form in all respects with applicable accounting requirements with respect thereto as of their respective dates, (iii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, for the absence of footnotes) applied on a consistent basis throughout the periods indicated (except as may be indicated therein or in the notes thereto) and consistent with each other, and (iv) fairly present, in all material respects, the financial condition of the Acquired Companies at the dates therein indicated and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments and to any other adjustments described therein including the notes thereto).

(c)           To the Knowledge of the Company, the books of account and other financial records of the Company have been kept accurately in the ordinary course of business consistent in all material respects with Applicable Law, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Acquired Companies have been properly recorded therein in all material respects.

(d)           To the Knowledge of the Company, the Company has not received any written complaint, allegation, assertion or claim regarding any material deficiency in the accounting or auditing practices, procedures, methodologies or methods of the Company or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.

(e)           To the Knowledge of the Company: (i) transactions of the Acquired Companies are executed in accordance with management’s general or specific authorization; (ii) transactions of the Acquired Companies are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f)           Section 3.06(f) of the Company Disclosure Schedule provides an accurate reconciliation of all accounts receivable, notes receivable and other receivables of the Acquired Companies as of the Unaudited Interim Balance Sheet Date.  Except as set forth in Section 3.06(f) of the Company Disclosure Schedule, all existing accounts receivable of the Acquired Companies (including those accounts receivable reflected on the Company Financial Statements that have not yet been collected and those accounts receivable that have arisen since the Balance Sheet Date and have not yet been collected) represent current and valid obligations arising from bona fide transactions entered into in the ordinary course of business and not in violation of Applicable Law.

(g)           There are no amounts (including loans, advances or other indebtedness) owed to any Acquired Company by a director, officer, employee or shareholder of an Acquired Company (other than travel advances made in the ordinary course of business.

Section 3.07                                Absence of Certain Changes.

Since the Balance Sheet Date, the business of the Company has been conducted in the ordinary course consistent with past practices (except for actions taken in connection with the negotiation of this Agreement and the Transactions) and, except as set forth in Section 3.07 of the Company Disclosure Schedule, there has not been:

(a)           any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b)           any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of any Acquired Company in any material manner;

(c)           except as set forth in Section 3.07(c) of the Company Disclosure Schedule, any amendment of the Charter Documents of any Acquired Company and none of the Acquired Companies has effected or been a party to any Acquisition Transaction;

(d)           any splitting, combination or reclassification of any Company Shares or any equity securities of any Subsidiary of the Company or declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any Company Securities or any equity securities of any Subsidiary of the Company, or redemption, repurchase or other acquisition or offer to redeem, repurchase, or otherwise acquire any Company Securities or any equity securities of any Subsidiary of the Company;

(e)           (i) any issuance, delivery or sale, or authorization of the issuance, delivery or sale of, any shares of any Company Securities or any equity securities of any Subsidiary of the Company, other than the issuance of any Company Shares upon the exercise of Company Options or Company Warrants that are outstanding on the date of this Agreement in accordance with the terms of those options or warrants on the date of this Agreement (except for the issuance of Company Options set forth on Schedule 3.07(e) of the Company Disclosure Schedule), or (ii) any amendment or waiver of (in each case, whether by merger, consolidation or otherwise) any term of any Company Security or Company Option Plan (including permitting the accelerated vesting thereunder) (other than an amendment to effect the provisions of Section 2.11 above and the acceleration of vesting of Company Options set forth and as described in Section 3.07(e) of the Company Disclosure Schedule);

(f)           any incurrence of any capital expenditures or any obligations or liabilities in respect thereof by any Acquired Company, except for capital expenditures that do not exceed $50,000 individually or $100,000 in the aggregate;

(g)           any acquisition (by merger, consolidation, acquisition of shares or assets or otherwise), directly or indirectly, by any Acquired Company of any all of substantially all assets, properties or securities of any Person;

(h)           any sale, lease or other transfer, or creation or incurrence of any Lien on, any assets, securities, properties, interests or businesses of any Acquired Company, other than (i) sales of Company Products in the ordinary course of business consistent with past practices or (ii) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that does not exceed $50,000 individually or $100,000 in the aggregate;

(i)           the making by any Acquired Company of any loans (other than in the ordinary course of business), guarantee or capital contributions to, or investments in, any other Person;

(j)           the creation of any Company Debt or the guarantee by any of the Acquired Companies of any indebtedness formerly borrowed;

(k)           (i) the entering into of any Contract that limits or otherwise restricts in any respect any Acquired Company or any of its Affiliates or any successor thereto from engaging or competing in any line of business, in any location or with any Person or (ii) the entering into, amendment or modification in any material respect or termination of any Material Contract (as defined in Section 3.09) or waiver, release or assignment of any material rights, claims or benefits of any Acquired Company thereunder;

(l)           the sale, disposition of, transfer or license to any Person of any rights, including any rights to any Company IP or other assets by any Acquired Company other than on a non-exclusive basis in the ordinary course of business consistent with past practice, or the acquisition, lease or license from any Person of any rights including any Intellectual Property Right or other assets other than in the ordinary course of business, or the sale, disposition of, transfer or provision of a copy of the Company’s source code;

(m)           (i) the grant or increase of any severance or termination pay to (or amendment of any existing arrangement with) any director, officer, advisor, consultant or employee of any Acquired Company, (ii) any increase in benefits payable under any existing severance or termination pay policies or employment agreements, (iii) the entering into of any employment, deferred compensation or other similar agreement (or amendment of any such existing agreement) with any director, officer, advisor, consultant or employee of any Acquired Company, (iv) the establishment, adoption or amendment (except as required by Applicable Law) of any collective bargaining, bonus, commission, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, share option, restricted share or other benefit plan or arrangement covering any director, officer, advisor, consultant or employee of any Acquired Company, (v) any increase in compensation, bonus, commission or other benefits payable to any director, officer, advisor, consultant or employee of any Acquired Company, except that in the case of  each of the clauses (iii) and (v), when reference is made to an advisor, consultant or employee who is not an officer or director of the Company or a Key Employee, the foregoing representation will be read with the following qualification: other than in the ordinary course of business or as required by any Applicable Law;

(n)           any change in the methods of accounting or accounting practices of any Acquired Company, except as required by concurrent changes in GAAP, as agreed to by its independent public accountants;

(o)           any settlement, or offer or proposal by any Acquired Company to settle: (i) any Proceeding or claim involving or against any Acquired Company, (ii) any Selling Shareholder litigation or dispute against any Acquired Company or any of its Representatives or (iii) any Proceeding that relates to the Transactions;

(p)           any Tax election made or materially changed; any claim, notice, audit report or assessment in respect of Taxes settled or compromised (or agreement with respect thereto); any Tax Return filed (except as required by Applicable Law or in the ordinary course of business consistent with past practice); any Tax allocation agreement, Tax sharing agreement, advance pricing agreement, cost sharing agreement, pre-filing agreement, Tax indemnity agreement or closing agreement relating to any Tax entered into; any annual Tax accounting period or method of Tax accounting changed or adopted; any Tax petition, Tax complaint or administrative Tax appeal filed; any right to claim a Tax refund surrendered or foregone (which is reasonably be expected to be material to the Company); or any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment consented to, nor has any application or negotiation for or receipt of a Tax ruling or arrangement been made by the Company or, to the Company’s Knowledge, any Selling Shareholder or on their behalf, whether or not in connection with the Transactions, except as explicitly contemplated in this Agreement;

(q)           any application for or receipt of a Governmental Grant;

(r)           any of the Acquired Companies has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness in excess of $10,000 with respect to a single matter, or in excess of $50,000 in the aggregate;

(s)           any of the Acquired Companies has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Lien, except for pledges of immaterial assets made in the ordinary course of business and consistent with such Acquired Company’s past practices;

(t)           any of the Acquired Companies has entered into any material transaction outside the ordinary course of business; and

(u)           any of the Acquired Companies has commenced any Proceeding; or

(v)           any agreement or commitment to take any of the actions referred to in clauses “(c)” through “(u).”

Section 3.08                                No Undisclosed Liabilities.

(a)           No Acquired Company has any liabilities or obligations of any kind, whether accrued, contingent, absolute, determined, determinable or otherwise, whether or not required to be reflected or reserved in financial statements in accordance with GAAP and greater than $50,000 in each individual case, and whether due or to become due, other than:

(1)           liabilities or obligations reflected in the “liabilities” column of the Company’s Balance Sheet or in the notes thereto;

(2)           accounts payable and accrued salaries that have been incurred by the Acquired Companies since the Balance Sheet Date in the ordinary course of business and consistent with past practice;

(3)           the liabilities identified in Section 3.08 of the Company Disclosure Schedule; and

(4)           liabilities arising under this Agreement.

(b)           Section 3.08 of the Company Disclosure Schedule provides an accurate and complete breakdown and aging of: (i) all accounts payable of each of the Acquired Companies as of the date of this Agreement; and (ii) all notes payable of each of the Acquired Companies and all other indebtedness of each of the Acquired Companies as of the date of this Agreement.

(c)           None of the Acquired Companies has ever effected or otherwise been involved in any “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended).  Without limiting the generality of the foregoing, none of the Acquired Companies has ever guaranteed any debt or other obligation of any other Person.

Section 3.09                                Material Contracts.

(a)           Except as set forth in Section 3.09 of the Company Disclosure Schedule, no Acquired Company is a party to or bound by any of the following (a Contract responsive to any of the following categories being hereinafter referred to as a “Material Contract”):

(1)           any lease of tangible personal property providing for annual payments in excess of $10,000 individually, or $50,000 in the aggregate when taken together with all other such leases, except for car leases, phone leases and similar leases that would not individually exceed annual payments of $25,000;

(2)           any Contract relating to the acquisition, transfer, use, development, sharing or license of any Intellectual Property Rights (including any joint development agreement, technical collaboration agreement or similar agreement), to or from any of the Acquired Companies other than any end user license agreements for non-exclusive “off the shelf”, and “click through” agreements or similar form of agreements or non-disclosure agreements entered in the ordinary course of business;

(3)           any Contract imposing any restriction on any Acquired Company’s right, (A) to compete with any other Person (including granting exclusive rights or rights of first refusal to license, market, sell or deliver any of the products or services offered by any Acquired Company), (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person (including granting any rights of first refusal), or (C) to develop, distribute or license Intellectual Property Rights;

(4)           any Contract for the purchase of materials, supplies, goods, services, equipment or other assets from a “single source” provider, providing for annual payments by any Acquired Company or annual payments of $50,000 or more;

(5)           any Contract (including purchaser orders or a series of purchase orders) for the provision of any Acquired Companies’ products or services that (i) account for at least 10% of the Acquired Companies’ aggregate revenues from January 1, 2009 and until June 30, 2009 as per the Financial Statements or (ii) offers “most favored nation” pricing guarantees;

(6)           any partnership, joint venture or any sharing of revenues, profits, losses, costs or liabilities Contract;

(7)           any Contract relating to the consolidation, reorganization, acquisition or disposition of any business (whether by merger, sale of shares, sale of assets or otherwise) or any similar transaction to which any of the Acquired Companies is party;

(8)           any Contract relating to borrowed money;

(9)           any Contract effective as of the Closing Date relating to the acquisition, issuance or transfer of any securities and the voting and any other rights or obligations of a shareholder of any of the Acquired Companies;

(10)           any Contract under which (A) any third party has directly or indirectly guaranteed any liabilities or obligations of any Acquired Company, (B) any Acquired Company has directly or indirectly guaranteed liabilities or obligations of any other third party (in each case other than endorsements for the purposes of collection in the ordinary course of business);

(11)           any Contract relating to the creation of any Lien with respect to any asset of any Acquired Company (other than Permitted Liens);

(12)           any Contract which contains any provisions requiring any Acquired Company to indemnify any other party, except in respect of indemnity in connection with the sale of Company Products in the ordinary course of business;

(13)           any Contract of any Acquired Company with any Related Person;

(14)           any employment, severance, retention, guaranteed bonus or other agreement with any current employee, officer, director, advisor or consultant of any Acquired Company pursuant to which any Acquired Company which will result  (by its terms) in annual cash payments by any Acquired Company of more than $50,000 to any such individual (other than for base salary payments and/or as a result of the receipt of Closing Cash Consideration and/or Purchaser’s Equity Awards pursuant to the terms of this Agreement and/or as a result of the receipt of any cash payments pursuant to Section 7.05 hereof);

(15)           each Contract relating to any liquidation or dissolution of any of the Acquired Companies;

(16)           any Contract that contemplates or involves: (A) the payment or delivery of cash or other consideration by any of the Acquired Companies in an amount or having a value in excess of $50,000 individually, or $100,000 in the aggregate when taken together with all other Contracts involving such Person or such Person’s affiliates; or (B) the performance of services having a value in excess of $50,000 individually, or $100,000 in the aggregate when taken together with all other Acquired Company Contracts involving such Person or such Person’s affiliates, in each case other than Contracts entered in the ordinary course of business or otherwise disclosed under Section 3.09(a) of the Company Disclosure Schedule;

(17)           each Contract with a Governmental Authority; and

(18)           any other Contract that was entered into outside the ordinary course of business or was inconsistent with the past practices of any of the Acquired Companies.

(b)           The Company has delivered to Purchaser accurate and complete copies of all written Material Contracts identified in Section 3.09(a) of the Company Disclosure Schedule, including all amendments thereto. Section 3.09(a) of the Company Disclosure Schedule provides an accurate description of the material terms of each Material Contract identified in Section 3.09(a) of the Company Disclosure Schedule that is not in written form.

(c)           Except as set forth in Section 3.09(c) of the Company Disclosure Schedule, each Material Contract is a valid and binding agreement of the Acquired Company party thereto, and is in full force and effect, is enforceable by the applicable Acquired Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies and no Acquired Company is and, to the Knowledge of the Company, no other party thereto is in default or breach in any material respect under the terms of any such Material Contract, and, to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (i) result in a violation or breach of any of the material provisions of any Material Contract, (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract, (iii) give any Person the right to accelerate the maturity or performance of any Material Contract, or (iv) give any Person the right to cancel, terminate or modify any Material Contract.  No Acquired Company has waived any of its material rights under any Contract.

(d)           Except as set forth in Section 3.09(d) of the Company Disclosure Schedule, no Acquired Company has received any written notice or, to the Knowledge of the Company, any other communication regarding any material violation or breach of, or default under, any Material Contract.

(e)           No Person is renegotiating any amount paid or payable to any Acquired Company under any Material Contract or any other material term or provision of any Material Contract.

(f)           The Company has delivered to Purchaser a complete and accurate copy of each standard form of customer Contract used by any Acquired Company, including each standard form of purchase order.  Schedule 3.09(f) of the Company Disclosure Schedule accurately identifies each material customer Contract that deviates in any material respect from the corresponding standard form agreement delivered to Purchaser.

Section 3.10                                Compliance with Applicable Law.

(a)           Each Acquired Company is, and has at all times been, in compliance in all material respects with and has operated its respective business and maintained its respective Assets in compliance with all Applicable Law, except for any defaults or violations under any Applicable Law that would not cause the Company to lose any material benefit or incur any material liability. No Acquired Company is or has been under investigation with respect to, given notice of any violation of, or, to the Company’s Knowledge, threatened to be charged with any violation of, Applicable Law or received any inquiry regarding the possible violation of, any Applicable Law.  No event has occurred, and no condition or circumstance exists, that will or could reasonably be expected to (with or without notice or lapse of time) constitute or result in a violation by any Acquired Company of, or a failure on the part of any Acquired Company to comply with, any Applicable Law.

(b)           No Acquired Company has and, to the Knowledge of the Company, no agent, employee or other Person acting on behalf of any Acquired Company (in his or her capacity as an employee of any Acquired Company) has at any time, directly or indirectly: (i) made any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity and related in any way to any Acquired Company’s business; (ii) made any unlawful payment to any foreign or domestic government official or employee, foreign or domestic political parties or campaigns, official of any public international organization, or official of any state-owned enterprise; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, Title 5 of the Israeli Penalty Law (Bribery Transactions), the Israeli Prohibition on Money Laundering Law, 2000, or any other applicable anti-corruption statute; (iv) made any bribe, payoff, influence payment, kickback or other similar unlawful payment; or (v) made any payment (whether or not lawful) to any Person, or provided (whether lawfully or unlawfully) any favor or anything of value (whether in the form of property or services, or in any other form) to any Person, for the purpose of obtaining or paying for: (a) favorable treatment in securing business or (b) any other special concession; or (vi) agreed, committed, offered or attempted to take any of the actions described in clauses (i) through (v) above.

(c)           Except as set forth in Section 3.10(c) of the Company Disclosure Schedule, the Acquired Companies have obtained all material approvals necessary for (i) exporting the Company Products in accordance with all applicable export control regulations, and (ii) importing the Company Products into any country in which the Company Products are now sold or licensed for use, except for such failures to obtain approvals that would not cause the Company to lose any material benefit or incur any material liability. All such export and import licenses and approvals throughout the world are valid, current, outstanding and in full force and effect, and the Acquired Companies are in compliance in all material respects with the terms of all such export and import licenses or approvals. Except as set forth in Section 3.10(c) of the Company Disclosure Schedule, there are no pending Proceedings, or threatened claims against the Acquired Companies with respect to such export and import licenses and approvals. There are no facts or circumstances which are reasonably expected to result in a Proceeding against the Acquired Companies or any of their respective businesses or assets or any of the directors or officers of the Acquired Companies (in their capacity as directors or officers of the Acquired Companies), pertaining to export or import transactions. The Company does not use or develop, or engage in, encryption technology, technology with military applications, or other technology whose development, commercialization or export is restricted under Israeli Applicable Law, and no Company business requires the Company to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended or Control of Products and Services Order (Export of Warfare Equipment and Defense Information), 1991, as amended.

Section 3.11                                Litigation.

(a)           Except as set forth in Section 3.11(a) of the Company Disclosure Schedule, there is no pending Proceeding, and, since January 1, 2006, no Person has (to the Knowledge of the Company) threatened to commence any Proceeding: (i) that involves any Acquired Company or, any of the assets owned or used by any Acquired Company or any Person whose liability any Acquired Company has or may have retained or assumed, either contractually or by operation of law, or any Company Product; (ii) that challenges, or that may be reasonably expected to have the effect of preventing, delaying, making illegal the Transactions; or (iii) that relates to the ownership of any capital stock of any of the Acquired Companies, or any option or other right to the capital stock of any of the Acquired Companies, or any right to receive consideration as a result of this Agreement. Except as set forth in Section 3.11(a) of the Company Disclosure Schedule, no event has occurred, and no claim, dispute or other condition or circumstance exists, that can reasonably be expected to, give rise to or serve as a basis for the commencement of any such Proceeding.

(b)           Except as set forth in Section 3.11(b) of the Company Disclosure Schedule, since January 1, 2006, no Proceeding has been commenced by or has been pending against any Acquired Company.

(c)           There is no order, writ, injunction, directive, restriction, judgment or decree issued by any Governmental Authority by which any Acquired Company, or any of the assets owned or used by any Acquired Company, is subject or which restricts in any material respect the ability of any Acquired Company to conduct its business as now being conducted. To the Knowledge of the Company, no officer or other employee of any Acquired Company (in each case, in his or her capacity as an officer or employee of any Acquired Company) is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any Acquired Company.

Section 3.12                                Properties.

(a)           Neither the Company nor any of the other Acquired Companies owns any real property. The Company or one of the Acquired Companies has a good and valid leasehold interest in each parcel of real property leased by the Company or one of the other Acquired Companies, as applicable (the “Company Leased Real Property”). Section 3.12(a) of the Company Disclosure Schedule lists each lease, subleases, license or other occupancy agreement or arrangement relating to the Company Leased Real Property (each, a “Real Property Lease”).

(b)           Each Acquired Company has the right to use and occupy the Company Leased Real Property for the full term of the Real Property Lease relating thereto, subject to its respective terms.

(c)           The Acquired Companies own and have good and marketable title to, or a valid license or leasehold interest in, all tangible personal property and assets reflected on the Balance Sheet or acquired after the Balance Sheet Date (except for personal properties and intangible assets sold since the Balance Sheet Date in the ordinary course of business consistent with past practices) (the “Assets”). This Section 3.12 does not cover intangible personal property and assets of any Acquired Company, including Company IP. Except as set forth in Section 3.12(c) of the Company Disclosure Schedule (the “Current Liens”), none of the Assets is subject to any Lien, except:

(1)           Liens for taxes not yet due; or

(2)           mechanic’s, carrier’s, worker’s, material man’s, warehouse man’s, supplier’s, vendor’s or similar Liens arising or incurred in the ordinary course of business; or

(3)           easements, covenants, conditions and restrictions of record and easements, covenants, conditions and restrictions not of record as to which no material violation or encroachment exists or, if such violation or encroachment exists, as to which the cure of such violation or encroachment would not materially interfere with the conduct of the business of the Company (clauses “(1)” through “(3)” of this Section 3.12(c) are, collectively, the “Permitted Liens”).

(d)           Schedule 3.12(d) of the Company Disclosure Schedule identifies all assets that are being licensed or leased to the Acquired Companies for which the annual rental payment for each such asset exceeds $25,000 (the “Leased Assets”).  All Leased Assets are leased pursuant to valid, binding and enforceable Contracts in accordance with their respective terms.  To the Knowledge of the Company there does not exist under any such Contract any material default.

(e)           The Assets have no material defects, are in good operating condition and repair, ordinary wear and tear excepted, and have been reasonably maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of same, ordinary wear and tear excepted), and are adequate and suitable for their present uses.

(f)           The Assets constitute all of the material tangible personal property and assets used or held for use in connection with the businesses of the Acquired Companies and represent all of the material tangible personal property and assets necessary for the conduct of the business of the Acquired Companies as currently conducted, and the Assets in the aggregate are in such operating condition and repair (subject to normal wear and tear) as is necessary for the conduct of the businesses of the Acquired Companies as currently conducted.

Section 3.13                                Inventory.

All inventory of the Acquired Companies, whether or not reflected on the Balance Sheet, consists of a quality and quantity usable and saleable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written-off or written-down to net realizable value on the Balance Sheet.  All inventories not written-off have been priced at the lower of cost or market value on a first-in, first-out basis.  The quantities of each type of inventory, whether raw materials, work-in-process or finished goods, are not excessive in the present circumstances of the Acquired Companies.

Section 3.14                                Products and Services.

Each of the Company Products has been at all times up to and including the sale thereof, produced, sold or provided in compliance in all material respects with all Applicable Law.

Section 3.15                                Customers and Suppliers.

Section 3.15 of the Company Disclosure Schedule sets forth a list of (a) each customer that accounted for more than five percent (5%) of the consolidated revenues of the Company during the last full fiscal year or the interim period through the Balance Sheet Date and the amount of revenues accounted for by such customer during each such period and (b) each supplier that is the sole supplier of any significant product or service to any Acquired Company. No such customer or supplier has indicated within the past year that it will stop purchasing products from the Acquired Company or materially reduce its general volume of purchases (without regard to normal short-term fluctuations) from the Acquired Companies.

Section 3.16                                Intellectual Property.

(a)           Section 3.16(a) of the Company Disclosure Schedule accurately identifies and describes as of the date of this Agreement each Company Product.

(b)           Section 3.16(b) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement (i) each item of Registered IP in which any Acquired Company has an ownership interest (whether exclusively or jointly with another Person), (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration or serial number, the date on which such item of Registered IP was registered or filed and any renewal dates associated with such item of Registered IP (including after the date of this Agreement), (iii) any other Person that has an ownership interest or Lien (expect for Permitted Liens) in such item of Registered IP and the nature of such ownership interest or Lien, and (iv) the law firm and/or other company (including name, address, contact person, telephone and email) that is responsible for obtaining and/or maintaining each item of Registered IP.  Section 3.16(b)(vi) of the Company Disclosure Schedule further lists all unregistered trademarks used in connection with the Company Products. The Company has made available to Purchaser complete and accurate copies of all applications, correspondence, and other material documents related to each such item of Registered IP.

(c)           Section 3.16(c) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement: (i) each Contract pursuant to which any Intellectual Property Rights is or has been licensed, sold, assigned, transferred or otherwise conveyed or provided to any Acquired Company (other than agreements between any Acquired Company and its employees entered in the ordinary course of business in the form attached as Exhibit BB and non-exclusive “shrink-wrap”/ “click-wrap”/ other off-the-shelf generally commercially available end user agreements and purchase orders for components each of which having a value less than $10,000 collectively “GA Agreements”) (collectively, “Inbound Licenses”); and (ii) whether each Inbound License is exclusive or nonexclusive. Except as set forth in Section 3.16(c) of the Company Disclosure Schedule, no party to Inbound License (other than the Acquired Companies) has ownership rights or license rights to any Company IP, including any modifications, improvements or derivative works made by or on behalf of any Acquired Company under any such Inbound License, nor is any Acquired Company required to assign or license any Intellectual Property Rights under any Inbound License.

(d)           Section 3.16(d) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in (other than Permitted Lien or pursuant to any GA Agreement), any Company IP (collectively, “Outbound Licenses”). Except as set forth in Section 3.16(d) of the Company Disclosure Schedule, no Acquired Company is bound by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of any Acquired Company to use, exploit, assert, or enforce any Company IP anywhere in the world, or requires any Acquired Company to allocate to a third party any control in, or damages or other amounts arising from, the enforcement or licensing of Company IP. Except as set forth in Section 3.16(c) of the Company Disclosure Schedule, no Acquired Company has transferred ownership of (whether a whole or partial interest), or granted any exclusive right in, any Company IP to any Person.

(e)           Section 3.16(e) of the Company Disclosure Schedule contains a complete and accurate list of all royalties, fees, commissions and other amounts payable by any Acquired Company to any other Person pursuant to any Inbound License.

(f)           The Company has made available to Purchaser an accurate and complete copy of each form of Company IP Contract and any Contract under which a third party acquires access to, or a right to use, any Company IP, in each case used by any Acquired Company at any time and when such form was used (if such form is no longer used as of the date of this Agreement), including each standard form of (i) OEM, VAR, distributor or reseller agreement, (ii) employee agreement containing any assignment or license of Technology or Intellectual Property Rights or any confidentiality provision, (iii) development, consulting or independent contractor agreement containing any assignment or license of Technology or Intellectual Property Rights or any confidentiality provision, or (iv) confidentiality or nondisclosure agreement.

(g)           Except as set forth in Section 3.16(g) of the Company Disclosure Schedule, the Acquired Companies exclusively own all right, title, and interest to and in the Registered IP and own all right, title, and interest to and in the Company IP which is not Registered IP, in each case, free and clear of any Liens, (other than non-exclusive licenses and non-exclusive rights granted pursuant to any Outbound License and Permitted Liens), and all Company IP will be fully transferable, alienable or licensable by the Acquired Companies without restriction and without payment of any kind to any third party. Without limiting the generality of the foregoing, except as set forth in Section 3.16(g) of the Company Disclosure Schedule:

(1)           all material documents and material instruments necessary to establish, perfect and maintain the rights of the Acquired Companies in the Company IP that is Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Authority;

(2)           each Person, including any former or current employee, who is or was involved in the creation or development of any Company IP, has signed an enforceable agreement containing confidentiality provisions protecting the Company IP and an assignment to the Acquired Companies of all Intellectual Property Rights in such individual’s or entity’s contribution to the Company IP; and

(3)           the Acquired Companies have taken all commercially reasonable steps to maintain the confidentiality of all Company Trade Secrets pertaining to any Acquired Company. Without limiting the foregoing, to the Knowledge of the Company (i) there has been no misappropriation of any Company Trade Secrets used in connection with the business of the Acquired Companies by any Person; (ii) no employee, independent contractor or agent of the Acquired Companies has misappropriated any Company Trade Secrets of any other Person in the course of performance as an employee, independent contractor or agent of the business; and (iii) no employee, independent contractor or agent of the Acquired Companies is in default or breach of any material term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or contract or any provision of Applicable Law vesting ownership of Intellectual Property Rights in employees of other third parties, each relating in any way to the protection, ownership, development, use or transfer of the Company IP.

(h)           The Acquired Companies own or otherwise have the unrestricted right to use, and after the Closing the Acquired Companies will continue to have the unrestricted right to use, all Intellectual Property Rights necessary to conduct the business of each Acquired Company as (i) currently conducted, including all rights necessary for the manufacture, marketing, use, distribution, license, sale, offer for sale, service and support of all Company Products and (ii) to the Knowledge of the Company as contemplated to be conducted, including continued research, design and development.

(i)           Except as set forth in Section 3.16(i) of the Company Disclosure Schedule, all Registered Company IP, all proprietary copyrights of the Company and all Company Trade Secrets are valid, subsisting, and enforceable and have not expired or been cancelled or abandoned. The Acquired Companies have made all filings and payments and taken all other actions required to be made or taken to establish, perfect and maintain each item of Company IP that is Registered IP (other than Intellectual Property Rights which the Company has reasonable determined to be not material to its business and which have been abandoned or allowed to lapse) in full force and effect by the applicable deadline and otherwise in accordance with all Applicable Law. Without limiting the generality of the foregoing, except as set forth in Section 3.16(i) of the Company Disclosure Schedule:

(1)           to the Knowledge of the Company, no registered trademark or registered trade name owned, used or applied for by any Acquired Company conflicts or interferes, in the territory such a trade mark or trade name was registered, with any trademark or trade name owned or applied for by any other Person;

(2)           Section 3.16(i)(2) of the Company Disclosure Schedule accurately identifies and describes each action, filing, and payment that must be taken or made on or before the date that is 180 days after the date of this Agreement in order to maintain such item of Company IP that is Registered IP in full force and effect, and the Company has taken the actions necessary to ensure that no administrative action for any item of Registered IP must be taken by Purchaser within the first thirty (30) days after the Closing Date; and

(3)           no interference, opposition, reissue, reexamination or Proceeding is or has been pending or, to the Knowledge of the Company, threatened, in which the scope, validity or enforceability of any Company IP is being, has been, or could reasonably be expected to be contested or challenged. To the Knowledge of the Company, there is no basis for a claim that any Company IP is invalid or unenforceable.

(j)           Except as set forth in Section 3.16(j) of the Company Disclosure Schedule, to the Knowledge of the Company, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating, or otherwise violating, any Company IP.

(k)           Except as set forth in Section 3.16(k) of the Company Disclosure Schedule, neither the execution, delivery, or performance of this Agreement nor the consummation of any of the Transactions or agreements contemplated by this Agreement will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, rights in, or Lien on, any Company IP; (ii) a breach of, termination of, or acceleration or modification of any material right or obligation under any Inbound License or Outbound License; (iii) the release, disclosure, or delivery of any Company IP by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Company IP.

(l)           Except as set forth in Section 3.16(l) of the Company Disclosure Schedule, to the Knowledge of the Company, no Acquired Company has infringed (directly, contributorily, or by inducement), misappropriated, or otherwise violated any Intellectual Property Right of any other Person. Except as set forth in Section 3.16(l) of the Company Disclosure Schedule, no infringement, misappropriation, or similar claim or Proceeding is pending or, to the Knowledge of the Company, threatened against any Acquired Company or, to the Knowledge of the Company, against any Person who may be entitled to be indemnified or reimbursed by any Acquired Company with respect to such claim or Proceeding. Except as set forth in Section 3.16(l) of the Company Disclosure Schedule, no Acquired Company has received any notice (in writing or otherwise) relating to any actual, alleged, or suspected infringement, misappropriation, or violation by any Acquired Company, its employees or agents of any Intellectual Property Right of another Person, including any letter or other communication suggesting or offering that any Acquired Company obtain a license to any Intellectual Property Right of another Person.  None of the Acquired Companies are party to any settlement, covenant not to sue, consent, decree, stipulation, judgment or order resulting from any Proceeding which (i) restricts any Acquired Company’s right to use any Intellectual Property Rights, (ii) restricts any Acquired Company’s business in order to accommodate a third party’s Intellectual Property Right, or (iii) requires any future payment by any of the Acquired Companies.

(m)           No Company Product which the Company makes available to its customers (and excluding any product or service currently under development by any Acquired Company) materially fails to comply with the Company's officially published specifications relating to the use, functionality, or performance of such Company Product.  Each Company Product conforms in all material respect to all applicable contractual commitments, express and implied warranties and does not contain functionality that is not in compliance with Applicable Law.  The Company has delivered to Purchaser a complete, accurate and current list of all reported or known errors or bugs in the Company Products.

(n)           No Company Product contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or with which it interoperates, or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file without the user’s consent (collectively, “Malicious Code”). The Acquired Companies implement all current industry standard measures designed to prevent the introduction of Malicious Code into the Company Products.

(o)           The source code for all Company Products contains annotations and programmer’s comments, and otherwise has been documented in a manner that is both: (i) consistent with customary code annotation conventions and common practices in the software industry; and (ii) sufficient to independently enable a programmer of reasonable skill and competence to understand, analyze, and interpret program logic, correct errors and improve, enhance, modify and support the Company Products. Except as set forth in Section 3.16(o)(2) of the Company Disclosure Schedule, no source code for any Company Product has been delivered, licensed, or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of any of the Acquired Companies. Except as set forth in Section 3.16(o)(3) of the Company Disclosure Schedule, no Acquired Company has any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code or similar confidential information for any Company Product to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of any Acquired Company. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any source code for any Company Product to any other Person who is not, as of the date of this Agreement, an employee of any Acquired Company. A listing of all licensed software that is included in any Company Product (other than “off-the-shelf” software each of which having a value less than $10,000), and the particular Company Product in which that licensed software is used, is provided in Section 3.16(o)(4).

(p)           Section 3.16(p) of the Company Disclosure Schedule accurately identifies: (i) each item of Open Source Software that is contained in, distributed or made available with or used in the development of the Company Products or from which any part of any Company Product is derived; (ii) the applicable license terms for each such item of Open Source Software; (iii) the Company Products to which each such item of Open Source Software relates; and (iv) whether the Open Source Software is incorporated into the Company Products (and if so, how), distributed with the Company Products, or used in the development of the Company Products. Except as expressly stated in Section 3.16(p) of the Company Disclosure Schedule, no Company Product contains, is derived from, is distributed with or is being or was developed using Open Source Software that (i) could require, or could condition the use or distribution of such Company Product on, the disclosure, licensing, or distribution of any source code for any portion of such Company Product or the licensing of any Company IP or (ii) could otherwise impose any limitation, restriction, or condition on the right or ability of any Acquired Company to use or distribute any Company Product.

(q)           Except as set forth in Section 3.16(q) of the Company Disclosure Schedule, no funding, facilities, or personnel of any Governmental Authority or educational institution were used, directly or indirectly, to develop or create, in whole or in part, any Company IP. To the Company’s Knowledge, no current or former employee, consultant or independent contractor of the Company who was involved in, or contributed to, the creation or development of any material Company IP has performed services for any Governmental Authority, for a university, college or other educational institution or for a research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company.

(r)           Except as set forth in Section 3.16(r) of the Company Disclosure Schedule, no Acquired Company has ever been a member or promoter of, or a contributor to, or subject to any agreement with, any industry standards body or other entities that could reasonably be expected to require or obligate any Acquired Company to grant or offer to any other Person any license to, right to or otherwise impair the Company’s control of any Company IP.

Section 3.17                                Insurance Coverage.

Section 3.17 of the Company Disclosure Schedule identifies each material insurance policy maintained by, at the expense of or for the benefit of each of the Acquired Companies as of the date of this Agreement and identifies any material claims made thereunder as of the date of this Agreement.  The Company has delivered to Purchaser accurate and complete copies of all insurance policies listed on Section 3.17 of the Company Disclosure Schedule, each of which is in full force and effect. There is no claim by any Acquired Company pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights. All premiums payable under all such policies have been timely paid and each Acquired Company has otherwise complied with all material terms and conditions of all such policies.  Since January 1, 2006, none of the Acquired Companies has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal of any coverage or rejection of any claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy.  Neither: (A) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (B) the consummation of the transactions contemplated by this Agreement or any such other agreement, document or instrument, will (with or without notice or lapse of time): (1) result in the cancellation, invalidation or termination, or give any Person the right to cancel, invalidate or terminate, any of the insurance policies of the Acquired Companies; (2) result in the reduction of coverage, or give any Person the right to reduce the coverage, under any such insurance policies; or (3) have any impact on any Acquired Company’s right or ability to make a claim under any such insurance policies in respect of or relating to events or circumstances that have occurred prior to the Closing

Section 3.18                                Tax Matters.

(a)           Except as set forth in Section 3.18(a) of the Company Disclosure Schedule, the Acquired Companies have timely filed in a proper manner or caused to be filed with the appropriate Tax authorities all Tax Returns required to be filed by each Acquired Company and has timely paid or caused to be paid all Taxes shown as due on any Tax Return. All such Tax Returns are complete and accurate in all material respects. All Taxes due and owing by any Acquired Company whether or not required to be shown on a Tax Return have been paid. No written claim has ever been made by a Tax authority or other Governmental Authority in a jurisdiction where an Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to taxation by that jurisdiction. No Acquired Company has or has had any nexus with any jurisdiction where it does not file a Tax Return, which nexus has subjected it to Tax in such jurisdiction.

(b)           Except as set forth in Section 3.18(b) of the Company Disclosure Schedule, the unpaid Taxes of the Acquired Companies did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than in any notes thereto), and (ii) will not, as of the Closing Date, exceed such reserve. Since the Balance Sheet Date, no Acquired Company has incurred any liability for Taxes (i) from extraordinary gains or losses within the meaning of GAAP, (ii) outside the ordinary course of business or (iii) otherwise inconsistent with past custom and practice.

(c)           Except as set forth in Section 3.18(c) of the Company Disclosure Schedule, no written deficiencies for Taxes with respect to any Acquired Company have been claimed, proposed or assessed by any Tax authority or other Governmental Authority. The Company has not received notice of any pending or threatened audits, assessments or other actions for or relating to any liability in respect of Taxes of any Acquired Company. There are no matters under discussion with any Tax authority, or to the Knowledge of any Acquired Company, with respect to Taxes that are likely to result in an additional liability for Taxes with respect to any Acquired Company which could have reasonably been expected to have a Company Material Adverse Effect. The Company has made available to Purchaser (i) complete and accurate copies of all Tax Returns of each Acquired Company (and any predecessor thereof) for all taxable years since 2006, including draft Tax Returns for 2008 (with final Tax Returns being made available promptly upon their availability), and (ii) complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against or agreed to by any Acquired Company (or any predecessor thereof) since December 31, 2006. No Acquired Company (or any predecessor thereof) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver. No power of attorney (other than powers of attorney authorizing employees of any Acquired Company to act on behalf of such Acquired Company) with respect to any Taxes has been executed or filed with any Tax authority, and each employee of an Acquired Company who is authorized to act on behalf of any Acquired Company with respect to any Taxes is identified on Section 3.18(c) of the Company Disclosure Schedule.

(d)           Except as set forth in Section 3.18(d) of the Company Disclosure Schedule, there are no Liens for Taxes on any assets of the Acquired Companies other than Permitted Liens. Section 3.18(d) of the Company Disclosure Schedule sets forth all statutory liens for Taxes the amount or validity of which is being contested in good faith by appropriate proceedings.  Appropriate reserves have been established in accordance with GAAP with respect to all statutory liens for Taxes that are being contested.

(e)           Except as set forth in Section 3.18(e) of the Company Disclosure Schedule, to the Company’s Knowledge, the US Subsidiary (i) has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (ii) has not made an election under Section 897(i) of the Code; (iii) has not been a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law), (iv) has not been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law); (v) has not been a shareholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (vi) has not engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.

(f)           Except as set forth in Section 3.18(f) of the Company Disclosure Schedule, to the Knowledge of the Company, none of the outstanding indebtedness of the US Subsidiary constitutes indebtedness with respect to which any interest deductions may be disallowed under Sections 163(i) or 163(l) or 279 of the Code or under any other provision of Applicable Law or deferred under Section 163(j) of the Code or under any other provision of Applicable Law.

(g)           Except as set forth in Section 3.18(g) of the Company Disclosure Schedule, no closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Authority with or in respect of any Acquired Company, other than in connection with the Transactions. Except as set forth in Section 3.18(h) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has requested or received a ruling from any Tax authority, other than the Israeli Option Tax Pre-Ruling, the Israeli Withholding Tax Ruling and the Escrow Tax Ruling. The Company has made available to Purchaser accurate and complete copies of any Tax ruling obtained from the ITA and applications therefor, including with respect to Company Options, in each case since January 1, 2006.

(h)           Except as set forth in Section 3.18(h) of the Company Disclosure Schedule, to the Knowledge of the Company, the US Subsidiary will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iii) prepaid amount received on or prior to the Closing Date.

(i)           Section 3.18(i) of the Company Disclosure Schedule sets forth all material Tax exemptions, material Tax holidays or other material Tax reduction agreements or arrangements applicable to any Acquired Company. The Company has made available to Purchaser all material documentation relating to such Tax exemptions, Tax holidays or other Tax reduction agreements or arrangements which are currently in effect. To the Knowledge of the Company, each Acquired Company is in compliance in all material respects with the requirements for any such Tax exemption, Tax holiday or other Tax reduction agreement or arrangement.

(j)           Except as set forth in Section 3.18(j) of the Company Disclosure Schedule, to the Knowledge of the Company, the US Subsidiary has not been a party to a transaction that is or is substantially similar to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law. If any Acquired Company has entered into any transaction such that, if the treatment claimed by it were to be disallowed, the transaction would constitute a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code, then such Acquired Company, as the case may be, believes that it has either (x) substantial authority for the tax treatment of such transaction or (y) disclosed on its Tax Return the relevant facts affecting the tax treatment of such transaction. No Acquired Company has participated, in any Tax amnesty program. The Company has not undertaken since January 1, 2007 any transaction which will require special reporting in accordance with the Israeli Income Tax Regulations (Tax Planning Requiring Reporting) (Temporary Provisions), 2006 regarding aggressive tax planning.

(k)           To the Knowledge of the Company, the US Subsidiary has never been a member of an affiliated group filing a consolidated federal income Tax Return. To the Knowledge of the Company, the US Subsidiary has no liability for the Taxes of any Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), (ii) as a transferee or successor, (iii) by Contract, or (iv) otherwise.

(l)           To the Company’s Knowledge, each Acquired Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholders of such Acquired Company or other Person.

(m)           To the Knowledge of the Company, the US Subsidiary has not participated in nor is it participating in an international boycott within the meaning of Code Section 999.

(n)           To the Knowledge of the Company, the US Subsidiary is not a party to any distribution that the parties to which treated as satisfying the requirements of Section 355 of the Code. No Acquired Company has acquired any assets from any other corporation in a transaction in which the adjusted Tax basis in the acquired assets was determined by reference (in whole or in part) to the adjusted Tax basis of the acquired assets (or any other property) in the hands of the transferor.

(o)           To the Knowledge of the Company, no Acquired Company other than the US Subsidiary (i) has or has had any nexus with the United States, a trade or business or permanent establishment within the United States or any other connection with the United States that has subjected or could reasonably be expected to have subjected it to United States federal, state or local Tax; (ii) is, or has ever been, a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or treated as a U.S. corporation under Section 7874(b) of the Code; or (iii) was created or organized in the United States such that the Company would be taxable in the United States as a domestic entity pursuant to Treasury Regulation Section 301.7701-5(a).

(p)           To the Knowledge of the Company, the Company has never, nor has the US Subsidiary or any other entity, organization, branch or body of the Acquired Companies filed an entity classification election Form 8832 under Section 7701 of the Code.

(q)           To the Knowledge of the Company, there are no limitations on the utilization of the net operating losses, tax credit carryovers or other tax attributes of the US Subsidiary under Section 382 through Section 384 of the Code (or any corresponding or similar provisions of Applicable Law) or the separate return limitation year rules under the consolidated return provisions of the Treasury Regulations (or any corresponding or similar provisions of Applicable Law), other than any such limitation arising as a result of the consummation of the Transactions.

(r)           To the Knowledge of the Company, all payments between the Company, the US Subsidiary and any of their affiliates have been made at arm’s-length and have complied with Section 482 of the Code, Section 85A of the Israeli Code (and any similar provisions of state, local, foreign or other tax law).

(s)           The Company is not subject to any restrictions or limitations pursuant to Part E2 of the Israeli Income Tax Ordinance or pursuant to any tax ruling made with reference to the provisions of Part E2.

(t)           To the Company’s Knowledge, it meets the conditions to be an “Industrial Company” according to the meaning of that term in the Law for the Encouragement of Industry (Taxes), 1969, and, subject to the Investment Center Approval, to the Company’s Knowledge, the consummation of the Transactions will not have any adverse effect on such qualification as an Industrial Company.

Section 3.19                                Employees and Employee Benefit Plans.

(a)           Section 3.19(a) of the Company Disclosure Schedule sets forth with respect to each current employee of each of the Acquired Companies (including any Employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, including disability, family, maternity or other leave, sick leave or on layoff status subject to recall): (i) the name of such employee and the date as of which such employee was originally hired by each of the Acquired Companies and whether the employee is on active or inactive status, (ii) such employees title (iii) annualized compensation as of the date of this Agreement (or as of the date of departure, if applicable), including base salary, vacation and/or paid time off accrual amounts, bonus and/or commission potential, severance pay potential and any other compensation forms; (iv) whether such employee is not fully available to perform the essential functions of its job because of a qualified disability or other leave and, if applicable, the type of leave (e.g. illness, workers compensation, family, maternity or other leave protected by applicable Law) and anticipated date of return to full service; (v) which entity employs the employee; (vi) the facility at which such employee is deemed to be located; (vii) each current Employee Plans in which such employee participates or is eligible to participate; (viii) any governmental authorization, permit or license that is held by such employee and that is used in connection with the any of the Acquired Companies business; (y) with respect to each of the Acquired Companies employees, whether each such employee has executed the respective Acquired Companies standard form nondisclosure, confidentiality and assignment of inventions agreement. None of the Acquired Companies has any outstanding liability (contingent or otherwise) and, to the Knowledge of the Company, there is no reasonable basis for any liability (contingent or otherwise) related to any employee whose employment with any Acquired Company has terminated since January 1, 2007.

(b)           Section 3.19(b) of the Company Disclosure Schedule sets forth an accurate and complete list identifying each “employee benefit plan,” as defined in Section 3(3) of ERISA and each other employment, consulting, severance, termination, retirement, profit sharing, bonus, incentive or deferred compensation, retention or transaction bonus or change in control agreement, pension, stock option, restricted stock or other equity-based benefit, profit sharing, savings, retirement, life, health, disability, accident, medical, dental, insurance, vacation, paid time off, long term care, perquisite, fringe benefit, death benefit or other material compensation or benefit plan, program, arrangement, agreement, fund or commitment (i) for the benefit or welfare of any current or former director, officer or employee of any of the Acquired Companies and maintained or contributed to by any of the Acquired Companies, or (ii) with respect to which any of the Acquired Companies has any liability or obligation. Such plans are referred to collectively herein as the “Employee Plans.”

(c)           The Company has delivered to Purchaser (i) accurate and complete copies of each Employee Plan to the extent currently effective, including all amendments thereto and copies of applicable resolutions adopting each such amendment, (ii) the three most recent annual reports (Form 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Employee Plan, (iii) if the Employee Plan is funded, the most recent annual and periodic accounting of Employee Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Employee Plan, (v) all material written Contracts relating to each Employee Plan to the extent currently effective, including administrative service agreements and group insurance contracts, (vi) accurate and complete copies of any discrimination and “top heavy” testing or analysis performed with regard to any Employee Plan for each of the three most recent plan years for such Employee Plan, and (vii) material correspondence within the past three years to or from any Governmental Authority relating to any Employee Plan.

(d)           None of the Acquired Companies nor any ERISA Affiliate thereof (nor any predecessor thereof) sponsors, maintains or contributes to, or has since January 1, 2006 sponsored, maintained or contributed to, any Employee Plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Sections 412 or 430 of the Code, or any non-U.S. defined benefit plan.

(e)           None of the Acquired Companies nor any ERISA Affiliate thereof (nor any predecessor thereof) contributes to, or has since January 1, 2006 contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA.

(f)           Each Acquired Company has performed all material obligations required to be performed by such Acquired Company thereunder, is not in default or violation of, and such Acquired Company has no Knowledge of any default or violation by any other party to, any Employee Plan. Each Employee Plan has been established and maintained in accordance with its terms and in compliance in all material respects with Applicable Law, including ERISA and the Code. Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable), and no Acquired Company is aware of any reason why any such determination letter may not currently be relied on, should be revoked or not be reissued. The Company has delivered to Purchaser accurate and complete copies of the most recent Internal Revenue Service determination letters (or opinion letters, if applicable) with respect to each such Employee Plan. Each Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan. No material events have occurred with respect to any Employee Plan that could result in payment or assessment by or against any Acquired Company of any material excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

(g)           The consummation of the Transactions will not (either alone or together with any other event, including a subsequent termination of employment or service) entitle any employee or independent contractor of any Acquired Company to severance pay or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan. There is no Contract covering any employee or other service provider of any Acquired Company that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code. There is no Contract by which any Acquired Company is bound to compensate any Person for taxes paid pursuant to Sections 4999 or 409A of the Code. Section 3.19(g) of the Company Disclosure Schedule sets forth an accurate and complete list of (i) all of the Contracts which give rise to an obligation to make or set aside amounts payable to or on behalf of a “disqualified individual” (as defined in Section 280G(c) of the Code) with respect to any Acquired Company as a result of the Transactions, true and complete copies of which have been previously provided to Purchaser and (ii) the maximum aggregate amounts so payable to each such individual as a result of the Transactions.

(h)           No Acquired Company or ERISA Affiliate has any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for retired, former or current employees of any Acquired Company or any ERISA Affiliate, except as required to avoid excise tax under Section 4980B of the Code or except for the continuation of coverage through the end of the calendar month in which termination from employment occurs. No condition exists that would prevent any Acquired Company or any ERISA Affiliate from amending or terminating any Employee Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA.

(i)           There has been no amendment to, written interpretation or announcement (whether or not written) by any Acquired Company or any of its Affiliates relating to, or change in employee participation or coverage under, an Employee Plan which would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2008. No Employee Plan will be subject to any surrender fees or service fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans.

(j)           No Acquired Company or any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that provides medical, dental or any other similar employee benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies).

(k)           All contributions and payments accrued under each Employee Plan, determined in accordance with prior funding and accrual practices, as adjusted to include proportional accruals for the period ending as of the date of this Agreement, have been discharged and paid on or prior to the date of this Agreement except to the extent reflected as a liability on the Balance Sheet. All contributions due from any Acquired Company with respect to any Employee Plan qualified under Section 401(a) of the Code and containing a Code Section 401(k) cash or deferred arrangement (each, a “401(k) Plan”) have been timely made.

(l)           There is no Proceeding pending against or involving or threatened or anticipated against or involving, any Employee Plan (other than routine claims for benefits).

(m)           No Employee Plan which is maintained for the benefit of any employee or service provider (or former employee or service provider) who performs or performed services outside the United States has unfunded liabilities, that as of the Closing Date, will not be offset in full by insurance or otherwise fully accrued for on a basis which complies with GAAP or any applicable international accounting standard.

(n)           Each person providing services to any Acquired Company that has been characterized as a consultant or independent contractor and not an employee has been properly characterized as such and no Acquired Company or any ERISA Affiliate has any liability or obligations, including under or on account of any Employee Plan, arising out of the hiring or retention of persons to provide services to any Acquired Company or any ERISA Affiliate and treating such persons as consultants or independent contractors and not as employees of any Acquired Company or any ERISA Affiliate.

(o)           No payment pursuant to any Employee Plan or other arrangement with any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) of an Acquired Company, including the grant, vesting or exercise of any share option or other equity award, would subject any Person to tax pursuant to Section 409A of the Code, whether pursuant to the Transactions or otherwise.

(p)           Subject to the immediately following sentence, all Company Options and Company Option Plan have been appropriately authorized by the Company Board of Directors, the Company’s Shareholders or an appropriate committee thereof, as applicable, including approval of the option exercise price or the methodology for determining the option exercise price and the substantive option terms, and are in compliance with the Applicable Law, including the designated statute under which each Company Option was issued. The exercise price of each Company Option granted to employees of the US Subsidiary is, to the Knowledge of the Company, at least equal to the fair market value of the Company Ordinary Shares on the date of grant of such Company Option as determined in accordance with Section 409A of the Code. No Company Options have been retroactively granted, or the exercise price of any such option determined retroactively in contravention of any Applicable Law.

(q)           No Acquired Company is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union, works council or similar organization. Except as set forth in Section 3.19(q) of the Company Disclosure Schedule, each Acquired Company is in compliance, in all material respects, with all Applicable Law regarding terms and conditions of employment, employee safety and health, immigration status and wages and hours, including overtime, and in each case, with respect to employees (i) is not liable for any arrears of wages, severance pay, overtime pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (ii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (in each case, other than routine payments to be made in the normal course of business and consistent with past practice). There are no controversies pending or threatened between any Acquired Company and any of their respective current or former employees that would reasonably be expected to result in a Company Material Adverse Effect.

(r)           To the Knowledge of the Company, except as set forth in Section 3.19(r) of the Company Disclosure Schedule, no employee of any Acquired Company is in violation of any material term of any employment agreement or non-competition agreement.

(s)           The employment of each Acquired Company employee is terminable by the Acquired Company that employs such employee at will and any termination of such employment would result in no liability to the Company or Purchaser other than as required under Applicable Law, any agreement entered into by the applicable Acquired Company and employee or any written policy of the applicable Acquired Company in each case which has previously been delivered to the Purchaser.

(t)           To the Knowledge of the Company, no Key employee: (i) intends to terminate his or her employment with the applicable Acquired Company; (ii) has received an offer to join a business that is competitive with the business of any Acquired Company; or (iii) is a party to or is bound by any confidentiality agreement, non-competition agreement or other Contract (with any Person) that may have a material adverse effect on: (A) the performance by such employee of any of his or her duties or responsibilities as an employee of an Acquired Company or (B) any of the Acquired Companies’ businesses or operations.

(u)           There has not been, nor are there currently, any Proceedings or internal investigations or inquiries conducted by any Acquired Company, the Company Board of Directors or any committee thereof (or any Person at the request of any of the foregoing) concerning any financial, accounting, tax, conflict of interest, illegal activity, fraudulent or deceptive conduct, or discrimination/sexual harassment with respect to any current or former director, officer, advisor, consultant or employee of any Acquired Company which could reasonably be expect to have a Company Material Adverse Effect.

(v)           Except as set forth in Section 3.19(v) of the Company Disclosure Schedule, with respect to employees of the Company who reside or work in Israel (the “Israeli Employees”): (i) the employment of each Israeli Employee is subject to termination upon not more than thirty (30) days prior written notice under the termination notice provisions included in the applicable employment agreement with such Israeli Employee disclosed on Section 3.19(a) or Applicable Law; (ii) as of September 30, 2009, all obligations of the Company to provide statutory severance pay to all Israeli Employees pursuant to the Severance Pay Law (5723-1963) are fully funded or are accrued on the Company Financial Statements; (iii) no Israeli Employee’s employment by any Acquired Company requires any special license, permit or other governmental authorization; (iv)  there are no unwritten policies, practices or customs of any Acquired  Company that entitle any Israeli Employee to benefits which are reasonably expected to result in annual cash payments of more than $10,000 or any payment of Company Securities, in addition to what such Israeli Employee is entitled to by Applicable Law or under the terms of such Israeli Employee’s employment agreement (including unwritten customs or practices concerning bonuses, the payment of statutory severance pay when it is not required under Applicable Law); (v) all amounts that any Acquired Company is legally or contractually required either (x) to deduct from Israeli Employees’ salaries or to transfer to such Israeli Employees’ managers insurance, pension or provident fund, life insurance, incapacity insurance, education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Israeli Code and the National Insurance Law or otherwise, have, in each case, been duly deducted, transferred, withheld and paid, and none of the Acquired Companies has any outstanding obligations to make any such deduction, transfer, withholding or payment; (vi) each of the Acquired Companies  is in compliance in all material respects with all Applicable Law and Contracts relating to employment, employment practices, wages, bonuses, pension benefits and other compensation matters and terms and conditions of employment related to Israeli Employees, including but not limited to The Prior Notice to the Employee Law, 2002, The Notice to Employee (Terms of Employment) Law, 2002, the Prevention of Sexual Harassment Law, 1998, the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, The Salary Protection Law, 1958 and The Employment by Human Resource Contractors Law, 1996; and (vii) none of the Acquired Companies  has  engaged any consultants, sub-contractors or freelancers, except as identified in Section 3.19(v) of the Company Disclosure Schedule. To the Knowledge of the Company, none of the Acquired Companies is subject to, and no employee of the Acquired Companies benefits from, any expansion order (tzavei harchava) except for extension orders applying to all employees in the State of Israel. The Company has furnished to Purchaser (a) copies of all agreements with Israeli Employees, agreements with Israeli human resource contractors, or with Israeli consultants, sub-contractors or freelancers; (b) copies of manuals and written policies relating to the employment of Israeli Employees and (c) a summary of any dues it pays to the Histadrut Labor Organization and whether the Company or any Subsidiary participates in the expenses of any workers committee (Va’ad Ovdim).  In addition, Company has made available to Purchaser a correct and complete summary of the calculations concerning the components of the Israeli Employees’ compensation, including current salary, overtime entitlement, vacation day entitlement and accrual, bonuses, benefits of any kind and any components which are not included in the basis for calculation of amounts set aside for purposes of statutory severance pay and pension;

Section 3.20                                Environmental Matters.

(a)           No written notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Proceeding (or, to the Knowledge of the Company, any basis therefor) is pending or, to the Knowledge of the Company, is threatened by any Governmental Authority or other Person against any Acquired Company and relating to or arising out of any Environmental Law;

(b)           To the Knowledge of the Company, each Acquired Company is, and has at all times since January 1, 2006 been, in material compliance with all Environmental Laws and all Environmental Permits; and

(c)           There are no liabilities of any Acquired Company under any Environmental Law or any Hazardous Substance and, to the Knowledge of the Company, there is no condition, situation or set of circumstances that could reasonably be expected to result in or be the basis for any such liability.

(d)           There has been no environmental investigation, study, audit, test, review or other analysis conducted of which the Company has Knowledge in relation to the current or prior businesses of any Acquired Company that has not been delivered to Purchaser.

Section 3.21                                Affiliate Transactions.

Except as set forth in Section 3.21 of the Company Disclosure Schedule, no director, officer, employee of any Acquired Company or members of any of their immediate family (each of the foregoing, a “Related Person”), other than in its capacity as a director, officer or employee of any Acquired Company (i) has been involved, directly or indirectly, in any material business arrangement or other material relationship with any Acquired Company (whether written or oral), (ii) directly or indirectly owns, or otherwise has any right, title, interest in, to or under, any material property or right, tangible or intangible, that is used by any Acquired Company or (iii) is engaged, directly or indirectly, in the conduct of the businesses of any Acquired Company. In addition, to the Knowledge of the Company, no such Related Person has an interest in any Person that competes with the businesses of any Acquired Company in any market presently served by any Acquired Company (except for ownership of less than one percent of the outstanding capital share of any corporation that is publicly traded on any recognized stock exchange or in the over-the-counter market). Except as set forth in Section 3.21 of the Company Disclosure Schedule, to the Knowledge of the Company, all material transactions since January 1, 2006 between the Company and interested parties that require approval pursuant to Sections 268 to 284 of the Israel Companies Law or pursuant to the Charter Documents or Contracts have been approved. For purpose of this Agreement, “immediate family” of any Person shall mean spouse, parents, children and brothers and sisters of such Person.

Section 3.22                                Finders’ Fees.

Except for JPMorgan Chase, a copy of whose engagement agreement has been delivered to Purchaser, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of any Acquired Company who might be entitled to any fee or commission from any Acquired Company in connection with the Transactions.

Section 3.23                                Bank Accounts.

Section 3.23(a) of the Company Disclosure Schedule provides the following information with respect to each account maintained by or for the benefit of any of the Acquired Companies at any bank or other financial institution: (i) the name of the bank or other financial institution at which such account is maintained; (ii) the account number; (iii) the type of account; and (iv) the names of all Persons who are authorized to sign checks or other documents with respect to such account.

Except as set forth in Section 3.23(b) of the Company Disclosure Schedule, no Acquired Company has any outstanding credit facility, overdraft, loan, loan stock, debenture, letter of credit, acceptance credit or other financial facility.  As of the Closing Date, there are no outstanding amounts owed by any Acquired Company under any such credit facility, overdraft, loan, loan stock, debenture, letter of credit, acceptance credit or other financial facility.

Section 3.24                                Shareholder Vote Required.

Except as set forth in Section 3.24 of the Company Disclosure Schedule, no consent or vote of the holders of any class or series of any of the Acquired Companies’ share capital is required to approve this Agreement and the other transactions contemplated by this Agreement.

Section 3.25                                Company Transaction Expense.

Section 3.25 of the Company Disclosure Schedule sets forth the Company’s current reasonable estimate of the Company Transaction Expenses as of the date of this Agreement.

Section 3.26                                Full Disclosure.

This Agreement (including the Company Disclosure Schedule) does not, and the Transaction Agreements and any documents or certificates delivered pursuant to this Agreement do not: (i) contain any representation, warranty or information that is false or misleading with respect to any material fact; or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading, provided that the Company does not warrant that it will achieve any future results or projections described to Purchaser.

Section 3.27                                Disclaimer of Other Representations and Warranties.

The representations and warranties made by the Company in this Agreement, the Closing Allocation Spreadsheet, the Company Closing Certificate, the Company Cash Certificate and the Transaction Expense Certificate are the exclusive representations and warranties made by the Company in connection with the Transactions, including, without limitation, with respect to the Company, any of its Affiliates and their respective assets and liabilities. The Company hereby disclaims any other express or implied representations or warranties with respect to the Company or any of its Subsidiaries or any of their respective assets or liabilities.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLING SHAREHOLDERS

Subject to Section 13.05, except as set forth in the Selling Shareholders’ Disclosure Schedule, each of the Selling Shareholders, severally and not jointly, represents and warrants, to and for the benefit of Purchaser, as follows:

Section 4.01                                Title to Company Shares.

Such Selling Shareholder has, and Purchaser will acquire at the Closing, good and valid title to the Company Shares set forth on Exhibit A or Exhibit B with respect to such Selling Shareholder, free and clear of any Liens and from any agreement, obligation or commitments to create, grant, give or permit to subsist any Liens, except for such Liens created by the Purchaser. All of such Company Shares (a) have been duly authorized and validly issued, (b) are fully paid and non-assessable, and (c) have been issued in full compliance with (i) all applicable securities laws and any other Applicable Law and (ii) all requirements set forth in applicable Contracts.

Section 4.02                                Authority; Binding Nature of Agreements.

(a)           Such Selling Shareholder has full right, power and authority to enter into and to perform such Selling Shareholder’s obligations under each of the Transactional Agreements to which such Selling Shareholder is or may become a party. This Agreement constitutes the legal, valid and binding obligation of such Selling Shareholder, and, assuming the due authorization, execution and delivery by all other parties hereto, enforceable against such Selling Shareholder in accordance with its terms. Upon the execution of each of the other Transactional Agreements at the Closing, each of such other agreements will constitute the legal, valid and binding obligation of such Selling Shareholder who is a party thereto, and will be, assuming the due authorization, execution and delivery by all other parties hereto, enforceable against such Selling Shareholder in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. Such Selling Shareholder has reviewed, as of the date of this Agreement the Estimated Consideration Allocation Certificate, and as of the Closing the Consideration Allocation Certificate to be provided by the Company, and confirms that it agrees with the calculations set forth therein as such calculations relate to the consideration to be received by such Selling Shareholder pursuant to this Agreement. The spouse, if any, of such Selling Shareholder who is a resident of a community property jurisdiction has the absolute and unrestricted right, power and capacity to execute and deliver and to perform his or her obligations under the Spousal Consent being executed by him or her. Said Spousal Consent constitutes such spouse’s legal, valid and binding obligations, enforceable against him or her in accordance with its terms.

(b)           If any of the Selling Shareholders is a body corporate: (i) it is duly incorporated and validly existing under the laws of the country of its incorporation; and (ii) all necessary actions, conditions and things have been taken, fulfilled and done in order to enable it to enter into, perform and comply with its obligations hereunder and those obligations are validly, and legally binding and enforceable upon it.

Section 4.03                                Non-Contravention; Consents.

Neither (1) the execution, delivery or performance of this Agreement by such Selling Shareholder, nor (2) the consummation of the Transactions by such Selling Shareholder, will (with or without notice or lapse of time):

(a)           if such Selling Shareholder is not an individual, contravene, conflict with or result in a violation or breach of (i) any of the provisions of the articles of association, partnership agreement, bylaws or other charter or organizational documents of such Selling Shareholder, or (ii) any resolution adopted by the shareholders, the board of directors or any committee of the board of directors of such Selling Shareholder;

(b)           Except as set forth in Section 4.03(b) of the Company Disclosure Schedule, contravene, conflict with or result in a violation or breach of any provisions of any Applicable Law, or give any Governmental Authority or other Person the right to challenge the Transactions or to exercise any remedy or obtain any relief under, any order, writ, injunction, judgment or decree to which such Selling Shareholder is bound; or

(c)           contravene, conflict with or result in a violation or breach of or a default under any provision of, give any Person the right to declare a default under, cause or permit the termination, cancellation, acceleration or other change of any right or obligation or loss of any benefit under, or require any consent under, any Contract to which such Selling Shareholder is a party or by which such Selling Shareholder is bound or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating to, the Selling Shareholder, except where any such conflicts, violations, breaches, defaults, rights or losses individually or in the aggregate will not prevent the consummation of the Transactions.

Except as set forth in the Selling Shareholders’ Disclosure Schedule, such Selling Shareholder neither was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of the Transactional Agreements to which such Selling Shareholder is a party or (y) the consummation of the Transactions, other than where the failure to make filings, give notice or obtain Consents will not impair the ability of such Selling Shareholder to consummate the Transactions.

Section 4.04                                Capacity of Selling Shareholder.

(a)           Such Selling Shareholder has the capacity to comply with and perform all of such Selling Shareholder’s covenants and obligations under each of the Transactional Agreements to which such Selling Shareholder is or may become a party.

(b)           Such Selling Shareholder:

(1)           has not, at any time, (A) made a general assignment for the benefit of creditors, (B) filed, or had filed against such Selling Shareholder, any bankruptcy petition or similar filing, (C) suffered the attachment or other judicial seizure of all or a substantially all of such Selling Shareholder’s assets, (D) admitted in writing such Selling Shareholder’s inability to pay such Selling Shareholder’s debts as they become due, or (E) taken or been the subject of any action that will have an adverse effect on such Selling Shareholder’s ability to comply with or perform any of such Selling Shareholder’s covenants or obligations under any of the Transactional Agreements; or

(2)           to such Selling Shareholder’s Knowledge, is not subject to any Applicable Law that may have an adverse effect on such Selling Shareholder’s ability to comply with or perform any of such Selling Shareholder’s covenants or obligations under any of the Transactional Agreements.

(c)           There is no Proceeding pending, and, to such Selling Shareholder’s Knowledge, no Person has threatened to commence any Proceeding, that may have an adverse effect on the ability of such Selling Shareholder to comply with or perform any of such Selling Shareholder’s covenants or obligations under any of the Transactional Agreements. To the Knowledge of the Selling Shareholders, no event has occurred, and no claim, dispute or other condition or circumstance exists, that may serve as a reasonable basis for any such Proceeding.

Section 4.05                                Securities Laws.

Such Selling Shareholder hereby represents, warrants and covenants that:

(a)           Such Selling Shareholder is aware of Purchaser’s business affairs and financial condition and has acquired sufficient information about Purchaser to reach an informed and knowledgeable decision to acquire the Closing Consideration Shares. Such Selling Shareholder is acquiring the Closing Consideration Shares for such Selling Shareholder’s own account for investment purposes only and not with a view to, or for the resale in connection with, any “distribution” thereof for purposes of the Securities Act.

(b)           Such Selling Shareholder is (i) an accredited investor within the meaning of Regulation D prescribed by the SEC pursuant to the Securities Act (a “Regulation D Investor”), and/or (ii) not a U.S. Person as defined in Regulation S promulgated under the Act (a “Regulation S Investor”). If such Selling Shareholder is a Regulation D Investor, such Selling Shareholder also represents that: (x) it can afford to bear the economic risk of holding the Closing Consideration Shares for an indefinite period and can afford to suffer the complete loss of such Selling Shareholder’s investment in the Closing Consideration Shares; (y) its knowledge and experience in financial and business matters is such that such Selling Shareholder is capable of evaluating the risks of the investment in the Closing Consideration Shares; (z) only to the extent that such Selling Shareholders is not an individual, it has not been organized for the purpose of acquiring the Closing Consideration Shares, then all the equity owners of such Selling Shareholders are Regulation D Investors. If such Selling Shareholder is a Regulation S Investor, such Selling Shareholder also represents that: (1) it is not a U.S. Person, (2) it was not organized under the laws of any United States jurisdiction, and was not formed for the purpose of investing in securities not registered under the Securities Act, (3) on the date hereof, the Regulation S Investor is outside the United States, (4) the Selling Shareholder is not acquiring the Closing Consideration Shares for the account or benefit of any U.S. Person, (5) it will not, during the one-year period starting on the date of such Selling Shareholder’s purchase and receipt of the Closing Consideration Shares, offer or sell any of the Closing Consideration Shares (or create or maintain any derivative position equivalent thereto) in the United States, to or for the account or benefit of a U.S. Person other than in accordance with Regulation S or pursuant to an effective registration statement under the Securities Act or any available exemption therefrom and, in any case, in accordance with applicable state securities laws and (6) it will, after the expiration of such one-year period, offer, sell, pledge or otherwise transfer the Closing Consideration Shares (or create or maintain any derivative position equivalent thereto) only pursuant to an effective registration statement under the Securities Act or any available exemption therefrom and, in any case, in accordance with applicable state securities laws.  Each Executing Shareholder has confirmed on the signature page hereto whether such Executing Shareholder is a Regulation D Investor and/or a Regulation S Investor, and such Executing Shareholder represents and warrants that the information set forth in its respective signature page is true and correct.  Selling Shareholder should refer to the definition of terms set forth in Appendix A for additional information.

(c)           Such Selling Shareholder understands that the Closing Consideration Shares have not been registered under the Securities Act and the Closing Consideration Shares are being issued in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of its investment intent as expressed herein. Moreover, such Selling Shareholder understands that Purchaser is under no obligation to register the Closing Consideration Shares with the Securities and Exchange Commission in the United States other than as required by this Agreement.

(d)           Such Selling Shareholder understands that the Closing Consideration Shares are “restricted securities” under the United States federal securities laws and may be resold without registration under the Securities Act only in very limited circumstances. In this regard, each Selling Shareholder is aware of the provisions of Rule 144, promulgated under the Securities Act, which in substance, permit limited public resale of “restricted securities” acquired, directly or indirectly from the issuer thereof (or from an affiliate of such issuer), in a non public offering subject to the satisfaction of certain conditions.

(e)           Such Selling Shareholder has received and reviewed information about Purchaser and has had an opportunity to discuss Purchaser’s business, management and financial affairs with its management.

(f)           Such Selling Shareholder understands and agrees that the Closing Consideration Shares cannot be offered, resold or otherwise transferred except pursuant to (i) an effective registration statement under the Securities Act covering such offer, sale or transfer and such offer, sale or transfer is made in accordance with such registration statement, or (ii) an available exemption from registration, in which case such Selling Shareholder shall furnish Purchaser with (A) a written statement of the circumstances surrounding the proposed sale or transfer and (B) if reasonably requested by Purchaser, an opinion of counsel, in form and substance reasonably satisfactory to Purchaser, that such sale or transfer will not require registration under the Securities Act. Such Selling Shareholder hereby covenants and agrees that he, she or it will not offer, sell or otherwise transfer such Closing Consideration Shares except in compliance with this Section 4.05(f) and with Applicable Law. In order to prevent any transfer from taking place in violation of this Agreement or Applicable Law, each Selling Shareholder hereby agrees that Purchaser may cause a stop transfer order to be placed with its transfer agent with respect to the Closing Consideration Shares. Purchaser will not be required to transfer on its books any Closing Consideration Shares that have been sold or transferred in violation of any provision of this Agreement or Applicable Law.

Section 4.06                                Tax Withholding Information.

Any and all information provided to Purchaser by or on behalf of such Selling Shareholder for purposes of enabling Purchaser to determine the amount to be deducted and withheld from the consideration payable to such Selling Shareholder pursuant to this Agreement under Applicable Law is true, accurate and complete.

Section 4.07                                Disclosure.

The representations and warranties made by each Selling Shareholder in this Agreement, any Transactional Agreement and any documents or certificates delivered pursuant to this Agreement or in connection with the filing of Form S-3 are the exclusive representations and warranties made by such Selling Shareholder in connection with the Transactions. Each Selling Shareholder hereby disclaims any other express or implied representations or warranties with respect to the Company or any of its Subsidiaries or any of their respective assets or liabilities.

This Agreement does not, and no other Transactional Agreement executed, or information provided in connection with the filing of the Form S-3, by such Selling Shareholder will, (a) contain any representation, warranty or information made by or relating to such Selling Shareholder that is false or misleading with respect to any material fact, or (b) omit to state any material fact necessary in order to make the representations, warranties and information made by or relating to such Selling Shareholder contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading with respect to such Selling Shareholder.

Section 4.08                                Finder’s Fees.

There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of such Selling Shareholder who might be entitled to any fee or commission from any Acquired Company or any of its Affiliates in connection with the Transactions.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Purchaser Disclosure Schedule, Purchaser represents and warrants to the Company that:

Section 5.01                                Corporate Existence and Power.

Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of California. Purchaser has delivered or made available (including through the SEC EDGAR system) to the Company accurate and complete copies of the amended and restated articles of incorporation of Purchaser in effect as of the date of this Agreement.

Section 5.02                                Corporate Authorization.

Purchaser has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement, and the execution, delivery and performance by Purchaser of this Agreement have been duly authorized by all necessary corporate action on the part of Purchaser and Purchaser Board of Directors. This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 5.03                                Governmental Authorization.

Except as set forth in Section 5.03 of the Purchaser Disclosure Schedule, the execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other securities laws or the laws of any securities exchange and (ii) any actions or filings the absence of which would not be reasonably expected to materially impair the ability of Purchaser to consummate the Transactions.

Section 5.04                                Non-Contravention.

The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the Transactions do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws of Purchaser; (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any material Applicable Law; or (c) assuming compliance with the matters referred to in Section 3.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation or, acceleration under any provision of any Contract binding upon Purchaser that is filed as an exhibit to Purchaser’s Annual Report in Form 10-K filed or required to be filed with the United States Securities and Exchange Commission on April 2, 2009. Purchaser is not aware of any fact or circumstances that would prevent it from performing its obligations under the Agreement.

Section 5.05                                SEC Filings; Financial Statements.

(a)           Purchaser has timely filed with or otherwise furnished to the SEC all forms, reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since January 1, 2008 together with all certifications required pursuant to the Sarbanes-Oxley Act (these documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and schedules and exhibits thereto, the “Purchaser SEC Documents”). Purchaser has delivered or made available to the Company (including through the SEC EDGAR system) accurate and complete copies of the Purchaser SEC Documents and of all comment letters received by Purchaser from the Staff of the SEC since January 1, 2008 and all responses to such comment letters by or on behalf of Purchaser. No Subsidiary of Purchaser is required to file with or furnish to the SEC any forms, reports, schedules, statements or other documents.

(b)           As of their respective filing dates, the Purchaser SEC Documents and all Purchaser SEC Documents filed after the date hereof but before the Closing complied or, if filed after the date hereof, will comply in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder, as the case may be, and none of the Purchaser SEC Documents contained or will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent such Purchaser SEC Documents have been corrected, updated or superseded by a document subsequently filed with the SEC. The financial statements of Purchaser, including the notes thereto, included in the Purchaser SEC Documents (the “Purchaser Financial Statements”) comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP consistently applied and Regulation S-X of the SEC (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q under the Exchange Act) and present fairly the consolidated financial position of Purchaser and its consolidated Subsidiaries at the dates thereof and the consolidated results of its operations, changes in Shareholders’ equity and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments). There has been no change in Purchaser's accounting policies except as described in the notes to the Purchaser Financial Statements. Except as reflected or reserved against in the Purchaser Financial Statements, Purchaser has no material liabilities, except liabilities and obligations (i) incurred in the ordinary course of business or (ii) that would not be required to be reflected or reserved against the balance sheet of Purchaser prepared in accordance with GAAP. Neither the Purchaser nor any of its Subsidiaries has “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended).

(c)           Purchaser and its Subsidiaries maintain disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Securities Exchange Act of 1934; such controls and procedures are effective to ensure that all material information concerning Purchaser and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Purchaser’s filings with the SEC. Purchaser maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 5.06                                Valid Issuance.

(a)           The authorized capital of Purchaser consists of 100,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock. As of the date of this Agreement, there were 26,797,698 shares of Purchaser’s Common Stock outstanding and no shares of Purchaser’s Preferred Stock outstanding. As of the date of this Agreement, there were outstanding options to purchase an aggregate of 4,401,189 Purchaser's Shares (of which options to purchase an aggregate of 1,932,585 Purchaser's Shares were exercisable). As of the date of this Agreement, Purchaser has reserved 2,820,000 Purchaser's Shares for future issuance under equity incentive plans.

(b)           Except as set forth in Section 5.06(a) above and pursuant to the terms of the Rights Agreement, dated June 7, 2004, between Purchaser and Mellon Investor Services LLC, as Rights Agent (the “Rights Agreement”), and for changes since the date of this Agreement resulting from the exercise of options of Purchaser outstanding on such date, there are no outstanding (i) shares or voting securities of Purchaser, (ii) securities of Purchaser convertible into or exchangeable for shares or voting securities of Purchaser or (iii) options or other rights to acquire from Purchaser, or other obligation of Purchaser to issue, any shares, voting securities or securities convertible into or exchangeable for shares or voting securities of Purchaser.  For clarification purposes, the Transactions contemplated by this Agreement shall not trigger any rights under the Rights Agreement.

(c)           At the Closing, the Equityholders will receive good and valid title, free and clear of any Liens (subject to the indemnity, lock-up and other obligations under this Agreement), to the Closing Consideration Shares to be issued in connection with the Transactions. The Closing Consideration Shares to be issued in connection with the Transactions will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable and issued in compliance with Applicable Law, including securities laws.

Section 5.07                                Litigation.

There is no pending Proceeding, and (to the knowledge of the Purchaser) no Person has threatened to commence any Proceeding that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Transactions. To the Knowledge of Purchaser, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Proceeding.

Section 5.08                                Compliance with Applicable Law.

Since December 31, 2008, Purchaser is, and has been, in compliance with all Applicable Law except for such failures to be in compliance which would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Since December 31, 2008, neither Purchaser nor any of its Subsidiaries is or has been under investigation with respect to or threatened to be charged with, given notice of any violation of, any Applicable Law or received any inquiry regarding the possible violation of, any Applicable Law, except for any such violations which would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 5.09                                Financial Capacity.

Purchaser has, and at the Closing, Purchaser will have sufficient funds in the aggregate to pay in cash any and all amounts necessary to consummate the Transactions (including the purchase of the Company Shares), including payment of the Closing Cash Consideration and all other fees and expenses required to be paid by Purchaser hereunder.

Section 5.10                                Finders’ Fees.

Other than UBS Securities LLC and its affiliates, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser who might be entitled to any fee or commission from Purchaser or any of its Affiliates in connection with the Transactions.

Section 5.11                                Disclaimer of Other Representations and Warranties.

The representations and warranties made by the Purchaser in this Agreement and the Purchase Closing Certificate are the exclusive representations and warranties made by the Purchaser in connection with the Transactions, including, without limitation, with respect to the Purchaser, any of its Affiliates and their respective assets and liabilities. The Purchaser hereby disclaims any other express or implied representations or warranties with respect to the Purchaser or any of its Subsidiaries or any of their respective assets or liabilities.

ARTICLE VI
COVENANTS OF THE PARTIES

Section 6.01                                Conduct of Business.

From the date of this Agreement until the Closing Date, or the earlier termination of this Agreement in accordance with its terms, the Company shall, and shall cause each Acquired Company to, conduct their businesses in the ordinary course consistent with past practice, including using commercially reasonable efforts to (i) preserve intact their respective present business organizations, (ii) maintain in effect Governmental Authorizations necessary for the conduct of the Acquired Companies’ business, (iii) keep available the services of all Acquired Company officers and employees, and (iv) maintain satisfactory relationships with the customers, lenders, suppliers of the Acquired Companies and others having a business relationship with them. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or pursuant to the prior written consent of Purchaser (unless the requirement to obtain Purchaser’s consent in such instance would be a violation of Applicable Law), the Company shall not, and shall cause each of the other Acquired Companies not to:

(a)           amend its articles of association, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b)           declare, set aside or pay any dividend or other distribution (whether in cash, share or property or any combination thereof) in respect of any Company Securities or securities of any other Acquired Company, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or securities of any other Acquired Company;

(c)           (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or securities of any other Acquired Company, other than the issuance of any Company Shares upon the conversion of any Company Preferred Shares or exercise of Company Options or Company Warrants that are outstanding on the date of this Agreement in accordance with the terms of those Company Preferred Shares and Company Options or Company Warrants on the date of this Agreement or (ii) amend any term of any Company Security or securities of any other Acquired Company, (whether by merger, consolidation or otherwise) including an amendment of a Company Option held by an employee to provide for acceleration of vesting as a result of the Transactions or a termination of employment or service related to the Transactions;

(d)           incur any capital expenditures or any obligations or liabilities outside the ordinary course of business or which individually exceed $25,000 or in aggregate exceed $50,000;

(e)           acquire (by merger, consolidation, acquisition of share or assets or otherwise), directly or indirectly, any securities (except for the purchase of treasury investments with maturity dates of less than ninety (90) days) or all or substantially all of the assets, properties or businesses of any third party;

(f)           sell, lease or otherwise transfer, or create or incur any Lien, on any assets of the Acquired Companies (including Company IP) or properties, other than Permitted Liens;

(g)           make any loans, advances or capital contributions to, or investments in, any other Person other than (i) between the Company and any of its wholly-owned Subsidiaries in the ordinary course of business, (ii) the generation of accounts receivable from the sale of Company Products to customers in the ordinary course of the business and (iii) advances of travel expenses in the ordinary course of business;

(h)           create, incur, assume, suffer to exist or otherwise be liable with respect to any Company Debt;

(i)           enter into, amend or modify in any material respect or terminate any Material Contract (other than the entry into a Material Contract in the ordinary course of business and consistent with past practices, except for any Material Contract that would result in payments by the Company in excess of $50,000 in the aggregate) or otherwise waive, release or assign any material rights, claims or benefits of any Acquired Company;

(j)           (i) other than as required under Applicable Law, grant or increase any severance or termination pay to (or amend any existing arrangement with) any director, officer, advisor, consultant, or employee of any Acquired Company, (ii) other than in accordance to agreements entered into prior to the date hereof, increase benefits payable under any existing severance or termination pay policies or employment agreements, (iii) other than in the Acquired Companies’ ordinary course of business, enter into any employment, deferred compensation or other agreement or offer (or amend any such existing agreement or offer) with any director, officer, advisor, consultant, or employee of any Acquired Company, (iv) establish, adopt or amend (except as required by Applicable Law or as may be required or advisable pursuant to the terms of this Agreement) any collective bargaining, bonus, commission, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, share option, restricted share or other benefit plan or arrangement covering any director, officer, advisor, consultant or employee of any Acquired Company, (v) other than in accordance to agreements entered into prior to the date hereof, increase compensation, bonus, commission, or other benefits payable to any director, officer, advisor, consultant or employee of any Acquired Company, (vi) terminate any Key Employee, or (vii) other than in the Acquired Companies’ ordinary course of business, promote any employee of any Acquired Company to any non-officer position;

(k)           change any Acquired Company’s methods of accounting or accounting practices, except as required by concurrent changes in GAAP and as agreed to by its independent public accountants;

(l)           other than a settlement with any Equityholder with respect to his, her or its holding in the Company so long as any such settlement does not have an adverse effect on the Acquired Companies or the Acquired Companies assets, business or financial condition, commence, settle, or offer or propose to settle, (i) any Proceeding involving or against any Acquired Company, (ii) any shareholder litigation or dispute against any Acquired Company or any of its officers or directors or (iii) any Proceeding that relates to the Transactions;

(m)           other than as may be required under Applicable Law or with respect to any Tax ruling contemplated herein, make or change any Tax election; settle or compromise any claim, notice, audit report or assessment in respect of Taxes; file any Tax Return; enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any Tax; change or adopt any annual Tax accounting period or method of Tax accounting; surrender or forfeit any right to claim a Tax refund; file any Tax petition, Tax complaint or administrative Tax appeal; or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment or, except as contemplated by this Agreement request, negotiate, apply for or receive a Tax ruling on its own behalf or on behalf of any of the Selling Shareholders;

(n)           accelerate collection of any accounts receivable of any Acquired Company, reduce prices of any Company Product in effect as of the date hereof or defer payment of any accounts payable outside the Company’s normal payment cycle;

(o)           enter into, or enter into agreements that contemplate any of the Acquired Companies engaging in, a new line of business;

(p)           form or acquire any Subsidiaries;

(q)           apply for or accept any Grant; or

(r)           agree, resolve or commit to do any of the foregoing.

From the date of this Agreement until the Closing Date, or the earlier termination of this Agreement in accordance with its terms, Purchaser shall not declare, set aside or pay any dividend or other distribution (whether in cash, share or property or any combination thereof) in respect of any Purchaser securities, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Purchaser securities (except for the repurchase or offer to repurchase any outstanding options and shares issuable upon exercise thereof in the ordinary course of business).

Section 6.02                                No Solicitation; Other Offers.

From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, (a) each Selling Shareholder shall not, and shall cause each of its Representatives not to, and (b) the Company shall not, and shall cause each of its Representatives and each of the Acquired Companies (and each of their respective Representatives) not to, directly or indirectly to: (i) solicit, initiate, facilitate, support, seek, induce, entertain or encourage, or take any action to solicit, initiate, facilitate, support, seek, induce, or encourage any inquiries, announcements or communications relating to, or the making of any submission, proposal or offer that constitutes, or that would reasonably be expected to lead to, an Acquisition Proposal; (ii) enter into, participate in, maintain or continue any discussions or negotiations relating to, any Acquisition Proposal with any Person other than Purchaser; (iii) furnish to any Person other than Purchaser any information that the Company or such Selling Shareholder believes or should reasonably know would be used for the purposes of formulating any inquiry, expression of interest, proposal or offer relating to an Acquisition Proposal or take any other action regarding any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (iv) accept any Acquisition Proposal or enter into any agreement, arrangement or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any Acquisition Proposal or otherwise relating to any Acquisition Proposal; or (v) submit any Acquisition Proposal or any matter related thereto to the vote of the shareholders of the Company. Each Selling Shareholder shall, and shall cause each of its Representatives to, and the Company shall, and shall cause each of its Representatives and each of the other Acquired Companies (and each of their respective Representatives) to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal, and shall promptly (and in any event within 24 hours) provide Purchaser with: (i) an oral and a written description of any expression of interest, inquiry, proposal or offer relating to a possible Acquisition Transaction that is received by any Acquired Company or such Selling Shareholder or by any Representative of any Acquired Company or such Selling Shareholder from any Person (other than Purchaser), including in such description the identity of the Person from which such expression of interest, inquiry, proposal or offer was received (the “Other Interested Party”); and (ii) a copy of each written communication and a complete summary of each other communication transmitted on behalf of the Other Interested Party or any of the Other Interested Party’s Representatives to any Acquired Company or any Selling Shareholder or any Representative of any Acquired Company or Selling Shareholder or transmitted on behalf of any Acquired Company or Selling Shareholder or any Representative of any Acquired Company or Selling Shareholder to the Other Interested Party or any of the Other Interested Party’s Representatives.

Section 6.03                                Access to Information.

From the date of this Agreement until the Closing Date, or the termination of this Agreement in accordance with its terms, the Company shall and shall cause each other Acquired Company, and the Purchaser shall, and shall cause its subsidiaries, to (a) give Purchaser or Company, as the case may be, and their respective Representatives reasonable access to the offices, properties, books and records of their respective companies, (b) furnish to Purchaser and Company, as the case may be, and their respective Representatives such financial and operating data and other information relating to their respective companies as such Persons may reasonably request and (c) instruct their respective employees, counsel and financial advisors to cooperate with Purchaser and the Company, as the case may be, in their investigation of the Acquired Companies and the Purchaser, as the case may be; provided, however, that neither Seller nor Purchaser shall be required to comply with this Section 6.03 if such compliance would result in a violation of Applicable Law. Any investigation pursuant to this Section 6.03 shall be conducted in such manner as not to interfere unreasonably with the conduct of the businesses of the Acquired Companies and the Purchaser, as the case may be.

Each Selling Shareholder, on behalf of itself and its Representatives, and the Acquired Companies, on behalf of each of themselves and each of their respective Representatives, agree that it may learn of material, non-public information of Purchaser during this period and that the United States securities laws prohibit any persons who have material, nonpublic information concerning Purchaser from purchasing or selling securities of Purchaser or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities in reliance upon such information.  Accordingly, each Selling Shareholder, on behalf of itself and its Representatives, and the Company, on behalf of itself and each of the Acquired Companies and their respective Representatives, agree that it shall not purchase or sell or otherwise trade in any manner in Purchaser’s securities until such time as it is no longer in possession of material, non-public information of Purchaser.

Section 6.04                                Employee Plans.

The Company shall amend the terms of any Employee Plan, other than the Company Option Plan, to eliminate any acceleration or triggering of payments or benefits based in whole or in part on the consummation of the Transactions.  Unless otherwise directed by the Purchaser at least five (5) Business Days prior to the Closing Date, the Company shall take any and all actions required to terminate all Employee Plans that are self-funded “employee benefit plans” within the meaning of ERISA or that are intended to include a Code Section 401(k) arrangement (collectively, “Terminable Benefit Plans”) as of a date no later than one (1) day prior to the Closing Date.  Such actions shall include providing to the Purchaser executed resolutions of the Company’s Board of Directors terminating the Terminable Benefit Plans. The form and substance of such resolutions shall be subject to review and approval of the Purchaser (which approval shall not be unreasonably withheld).  The Company also shall take such other actions in furtherance of terminating such Terminable Benefit Plan(s) as the Purchaser may reasonably require.  If the Company is required to terminate its 401(k) plan pursuant to this Section 6.04, the Purchaser shall take such actions as are necessary to cause a retirement plan maintained by it or one of its ERISA Affiliates that is qualified under Section 401(k) of the Code to accept qualifying direct and indirect rollover distributions of the Continuing Employees’ balances under the Company’s 401(k) plan. In the event that termination of the Company’s 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to the Purchaser no later than ten (10) business days prior to the Closing Date.

Section 6.05                                Notices of Certain Events.

(a)           From the date of this Agreement until the Closing Date, or the termination of this Agreement in accordance with its terms, the Company and each Selling Shareholder (as it relates to information about such Selling Shareholder only) shall promptly notify Purchaser, and the Purchaser shall promptly notify the Company and the Holder Representatives of:

(1)           any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(2)           any notice or other communication from any Governmental Authority (i) delivered in connection with the Transactions, or (ii) indicating that a Governmental Authorization is revoked or about to be revoked or that a Governmental Authorization is required in any jurisdiction in which such Governmental Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to any Acquired Company or to the Purchaser, as the case may be.

(3)           any actions, suits, claims, investigations or proceedings commenced or, to their respective Knowledge, threatened against, relating to or involving or otherwise affecting any Acquired Company, or the Purchaser, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Sections 3.10 or 3.11, or Section 5.07, as the case may be, or that relate to the consummation of the Transactions;

(4)           any inaccuracy in or breach of any of their respective representations, warranties or covenants contained in this Agreement; and

(5)           any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article IX impossible or unlikely.

(b)           If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 6.05(a) requires any change in the Company Disclosure Schedule, Selling Shareholder Disclosure Schedule or the Purchaser Disclosure Schedule, as applicable, or if any such event, condition, fact or circumstance would require such a change assuming the Company Disclosure Schedule, Selling Shareholder Disclosure Schedule or the Purchaser Disclosure Schedule, as applicable, were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Company, such Selling Shareholder or Purchaser, as applicable, shall be entitled to deliver to the Company, the Selling Shareholder or the Purchaser, as applicable, an update to the Company Disclosure Schedule, Selling Shareholder Disclosure Schedule or the Purchaser Disclosure Schedule, as applicable, specifying such change. No such notice or update shall be deemed to supplement or amend the Company Disclosure Schedule or Selling Shareholder Disclosure Schedule or the Purchaser Disclosure Schedule, as applicable, for the purpose of (i) determining the accuracy of any of the representations and warranties made by the Company, the Purchaser or any Selling Shareholder in this Agreement, or (ii) determining whether any of the conditions set forth in Article IX has been satisfied.

Section 6.06                                Insurance.

The Company and each Acquired Company shall use its commercially reasonable efforts to maintain in effect and to pay all premiums due thereon all insurance policies covering Company or any Acquired Company as of the date hereof or to procure comparable replacement policies (or such replacement coverage as is obtainable on a commercially reasonable basis) and maintain such policies and bonds in effect until the Closing.

Section 6.07                                Company Debt.

Immediately prior to the Closing, each Acquired Company shall repay any outstanding Company Debt.

Section 6.08                                Company Warrants.

The Company shall use commercially reasonable efforts to cause the Company Warrants to be exercised or terminated prior to Closing.

Section 6.09                                Restriction on Transfer.

Each Selling Shareholder agrees that, prior to the Closing, such Selling Shareholder shall not directly or indirectly sell or otherwise transfer or dispose of, or pledge or otherwise permit to be subject to any Lien, any Company Shares or any other security of the Company, or any direct or indirect beneficial interest therein; provided, however, that Company Shares may be transferred to an Affiliate (including any general or limited partner) or family member of such Selling Shareholder so long as: (a) the transferor notifies Purchaser of the intended transfer in writing at least 10 days prior to the transfer; (b) the transferee agrees in writing to be bound by the terms of this Agreement; and (c) the transferor remains liable for any breach by the transferee of this Agreement.

Section 6.10                                Transactional Agreements.

Prior to the Closing, each Executing Shareholder shall execute and deliver to the Company and Purchaser, each agreement or document set forth in Section 9.02(e) to be executed by such Selling Shareholder in substantially the forms attached as exhibits hereto.

Section 6.11                                Alternative Transaction Form.

The Company, on behalf of itself and its Representatives, and the Executing Shareholders irrevocably agree and covenant that if, for any reason, less than one hundred percent (100%) of all Selling Shareholders have executed this Agreement within ten (10) Business Days of the date of this Agreement, then immediately upon Purchaser’s written demand thereof to the Company and the Holder Representatives, which demand must be delivered to the Company and the Holder Representatives no later than two (2) Business Days after the end of such ten (10) Business Day period, (a "Merger Notice") the Company, the Purchaser and the Acquisition Subsidiary shall work in good faith for at least five (5) Business Days from the date of delivery of Merger Notice to amend the structure set forth in this Agreement into  a merger agreement (such amendment having substantially the same terms and conditions of this Agreement).  If Purchaser does not deliver a Merger Notice within the time frame specified above, or if after working in good faith for such period of time, the parties cannot agree on the manner in which this Agreement should be amended and the form of the merger, then the parties shall continue to use commercially reasonable efforts to facilitate the Closing in accordance with the  provisions set forth in this Agreement as of the date hereof.  If the parties amend this Agreement and apply a form of a merger (rather than a sale of shares as currently contemplated), then the Company, the Purchaser and the Executing Shareholders shall use their best efforts to effect, by no later than seventy-five (75) days after execution of a merger agreement, a merger of the Company, as the absorbing company (HaChevra Ha'Koletet, Acquisition Subsidiary), as the target company (Chevrat Ha'Ya'ad), upon consummation of which the Acquisition Subsidiary will cease to exist, and the Company will continue as the surviving corporation and become a wholly owned subsidiary of Purchaser (the “Merger”), in accordance with the Companies Law.  If Purchaser consummates the Closing without electing to consummate the Merger or exercising its rights to provide the Bring-Along Notice under Section 2.02(b)(3) of this Agreement, then Purchaser may consummate a merger transaction with Purchaser, Acquisition Subsidiary and the Company after the Closing.

Section 6.12                                Company Shareholders Meeting.

Company shall take all action necessary under all Applicable Law and the Company's Articles of Association to send a notice of all requisite shareholders' meetings, to Company's shareholders and hold such shareholders' meetings to vote on the proposal to approve this Agreement and the other transactions contemplated by this Agreement, as specified in Schedule 3.24 hereof.

On even date herewith, the Company shall send, by facsimile or by hand, a notice of a single class meeting to all of the holders of the Company's Preferred A-1 Shares, Preferred A-3 Shares, Preferred B Shares and the Preferred C Shares, to vote, pursuant to Article 12.4.2 of the Company's Articles of Association, as a single class, on effecting the "Deemed Liquidation" (as defined in the Company's Articles of Association) in accordance with the transactions contemplated hereby. The meeting shall take place at the offices of the Company in Israel as soon as practicable following the date hereof. Prior to the date of said meeting, the Company will use reasonable commercial efforts to receive unanimous written consent of all of the holders of the Company's the Preferred A-1 Shares, Preferred A-3 Shares, Preferred B Shares and the Preferred C Shares, with respect to the effecting of a "Deemed Liquidation.

ARTICLE VII
ADDITIONAL COVENANTS OF THE PARTIES

Section 7.01                                Commercially Reasonable Efforts.

(a)           Facilitating the Close. The Company shall use commercially reasonable efforts to cause the conditions set forth in Sections 9.01 and 9.01 to be satisfied on a timely basis, and Purchaser shall use commercially reasonable efforts to cause the conditions set forth in Sections 9.01 and 9.03 to be satisfied on a timely basis.

(b)           Filings - General. As promptly as practicable after the execution of this Agreement, each party to this Agreement (a) shall make all filings and give all notices reasonably required to be made and given by such party in connection with the Transactions, and (b) shall use all commercially reasonable efforts to obtain all Consents required to be obtained (pursuant to any Applicable Law or Contract, or otherwise) by such party in connection with the Transactions. Each party shall, upon request of another party, promptly deliver to such other party a copy of each such filing made, each such notice given and each such Consent obtained by it, provided that, to the extent such filings contain competitively sensitive information, the filing party may designate that portion of each such filing as “Highly Confidential” and provide that portion of the filing on an attorney-eyes only basis. Notwithstanding the generality of the foregoing, neither the Purchaser nor the Company shall, and the Company shall cause each of the Acquired Companies, not to, amend or modify in any material respect or otherwise waive, release or assign any material rights, claims or benefits of the Purchaser or any Acquired Company, respectively, or pay any fee or other compensation to any Person in order to obtain any Consent required to be obtained (pursuant to any Applicable Law or Contract, or otherwise) by such party in connection with the Transactions.

(c)           Antitrust Filings. In the event that Purchaser or the Company reasonably determines that it is required to make a pre-merger notification filing (an “Antitrust Filing”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or the Israeli Restrictive Trade Practices Law, 1988 (the “RTP Law”), or any corresponding law or regulation of any other foreign Governmental Authority (a “Foreign Antitrust Filing”) with respect to the Merger and the other transactions contemplated hereby, such party shall promptly notify the other parties of such requirement and thereafter each of the parties will:

(1)           as promptly as is practicable, make its required filings under the HSR Act, the RTP Law or any laws mandating a Foreign Antitrust Filing;

(2)           as promptly as is practicable after receiving any governmental request under the HSR Act the RTP Law or any corresponding law or regulation of any foreign Governmental Authority for additional information, documents, or other materials, use its commercially reasonable best efforts to comply with such request;

(3)           cooperate with the other in connection with resolving any governmental inquiry or investigation, whether domestic or foreign, relating to their respective HSR Act filings, RTP Law fillings or Foreign Antitrust Filings, as the case may be, or any related inquiry or investigation;

(4)           promptly inform the other of any communication with, and any proposed understanding, agreement, or undertaking with any Governmental Authority, whether domestic or foreign, relating to their respective HSR Act filings, RTP Law fillings or Foreign Antitrust Filings, as the case may be, or any related inquiry or investigation;

(5)           to the extent reasonably practicable and to the extent allowed under Applicable Law, give the other reasonable advance notice of, and the opportunity to participate in (directly or through its representatives), any meeting or conference with any Governmental Authority, whether domestic or foreign, relating to their respective HSR Act filings, RTP Law fillings or Foreign Antitrust Filings, as the case may be, or any related inquiry or investigation; and

(6)           pay any filing fees required to be paid in connection with such filings, if any, under the HSR Act, the RTP Law or in connection with any Foreign Antitrust Filings.

(7)           Anything to the contrary notwithstanding, the parties hereto understand and agree that the commercially reasonable efforts of any party hereto shall not be deemed to include (i) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the Transactions or (ii) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of their respective Subsidiaries or any of their respective Affiliates’ businesses, assets or properties.

(d)           Israeli Tax Rulings. As soon as reasonably practicable after the date hereof, the Company shall prepare and file with the ITA an application for a ruling:

(1)           that either: (i) exempts Purchaser and the Company and their agents from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement to Equityholders, including those set aside in the Escrow Fund, or clarifies that no such obligation exists; or (ii) instructs Purchaser and the Company and their agents how such withholding at source is to be performed, and the rate or rates of withholding to be applied (the “Israeli Withholding Tax Ruling”); and

(2)           that confirms that: (A) the purchase of Company Shares issued under Company Options which at the Closing are held in trust by the Trustee and the payment of consideration in respect of such Company Options directly to such trustee will not result in a requirement for an immediate Israeli Tax payment; (B) that the Israeli taxation will be deferred until the end of the “lock up period” under any “Section 102 Plan” and release of the consideration to the Person holding the Company Option (the “Israeli Option Tax Pre-Ruling” and together with the Israeli Withholding Tax Ruling, the “Israeli Tax Rulings”).

(3)           permitting any Participating Rights Holder who elect to become a party to such a tax pre-ruling (the “Electing Holder”), to defer any applicable Israeli tax with respect to any Closing Consideration Shares that such Electing Holder will receive pursuant to this Agreement until the sale, transfer or other conveyance for cash of such Closing Consideration Shares by such Electing Holder (the “104(h) Tax Pre-Ruling”). The 104(h) Tax Pre-Ruling shall not impose any restrictions or obligations on the Purchaser or any of the Acquired Companies.

The Company shall, and shall instruct its Representatives to cooperate with Purchaser and its Israeli counsel and Representatives with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Tax Rulings. Subject to the terms and conditions hereof, the parties shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to obtain the Israeli Tax Rulings, as promptly as practicable. To avoid doubt, the Company and its Representatives shall not make any application to the Israeli tax authorities with respect to any matter relating to the subject matter of the Israeli Tax Rulings without first consulting with Purchaser’s Israeli legal counsel, and will inform Purchaser’s counsel of the content of any discussions and meetings relating thereto. As of the Closing, the Holder Representatives shall assume sole responsibility for the Israeli Tax Ruling.

Subject to the terms and conditions hereof, the Company and the Selling Shareholder shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under any Applicable Law to obtain the aforementioned tax rulings as promptly as practicable.

Section 7.02                                Confidentiality; Public Announcements.

(a)           Confidentiality Agreement. Purchaser and the Company hereby acknowledge and agree to continue to be bound by the Confidential Disclosure Agreement dated as of May 25, 2009 by and between Purchaser and the Company (the “Confidentiality Agreement”).

(b)           Public Announcements; Disclosure Requirements. Notwithstanding the Confidentiality Agreement, except as required by Purchaser, the Company and any Selling Shareholder pursuant to any disclosure requirements under Applicable Law (including Israeli, US, federal and state securities laws and regulations), stock exchange rules or other regulations, Purchaser, Company, Selling Shareholders, and the Holder Representatives hereby agree to not (and to cause their Representatives and Affiliates to not) make any public announcement, notice, or any other communication to any other third party regarding the existence or any subject matter, terms or conditions of this Agreement, the Transactional Agreements, and the Transaction without the prior written approval of both the Company and Purchaser. Each of the Company, the Public Funds (who have executed this Agreement) and the Purchaser shall submit to each other drafts of any public announcement of or relating to the Transaction that such party intends to release reasonable time before the release thereof and will cooperate in good faith in providing to each other comments to such announcements.

Section 7.03                                Form S-3.

(a)           Purchaser shall prepare and file with the SEC, within 15 days of the Closing Date, a resale registration statement on Form S-3 for an offering to be made on a continuous basis pursuant to Rule 415 (or such other resale registration form that Purchaser may then be eligible to use) in order to register with the Commission the resale by the Executing Shareholders not eligible for S-8 Registration, from time to time, of the Closing Consideration Shares issued to them (including such Closing Consideration Shares set aside in the Escrow Fund) through Nasdaq or the facilities of any national securities exchange on which Purchaser’s Shares are then traded, or in privately negotiated transactions (a “Registration Statement”). Purchaser shall use commercially reasonable efforts to cause such Registration Statement to be declared effective as soon thereafter as reasonably practicable and maintain the Registration Statement effective for a period that will terminate upon the earlier of (i) two years following the last day of the Lock-Up Period (as such term is defined in the Lock-Up Agreements), as prolonged and extended by any Suspension Period or (ii) the date on which all Closing Consideration Shares covered by the Registration Statement may be sold pursuant to Rule 144 of the Securities Act (such time frame, as extended from time to time, shall be referred to herein as the “Effective Period”). Following the effectiveness of the Registration Statement, Purchaser may, at any time, suspend the effectiveness of the Registration Statement for up to an aggregate of 60 days, as appropriate (a “Suspension Period”), by giving notice to the Holder Representatives, if Purchaser shall have determined that Purchaser may be required to disclose any material corporate development or as otherwise required by applicable securities laws. Notwithstanding the foregoing, Purchaser may not suspend the effectiveness of the Registration Statement more than two times during any twelve-month period, subject to applicable securities laws. The Purchaser shall inform each Executing Shareholder of any such Suspension Period and will instruct such holders (and by executing this Agreement each Executing Shareholder agrees) not sell any Closing Consideration Shares pursuant to the Registration Statement until (a) such Person is advised in writing by the Holder Representatives that the use of the applicable prospectus may be resumed, or (b) such Person has received copies of any additional or supplemental or amended prospectus, if applicable, or (c) such Person has received copies of any additional or supplemental filings which are incorporated or deemed to be incorporated by reference in such prospectus.

(b)           If the Registration Statement ceases to be effective for any reason at any time during the Effective Period, Purchaser shall use its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof. If a Registration Statement is filed, Purchaser shall use its commercially reasonable efforts to cause such Registration Statement to become effective as promptly as is reasonably practicable and shall use its commercially reasonable efforts to keep such Registration Statement continuously effective until the end of the Effective Period.

(c)           During the Effective Period, Purchaser shall supplement and amend the Registration Statement if, as and when required by the Securities and Act of 1933, as amended, the rules and regulations promulgated thereunder or the rules, regulations or instructions applicable to the registration form used by Purchaser for such Registration Statement.

(d)           In connection with the filing of the Registration Statement, Purchaser will, as expeditiously as reasonably possible:

(1)           furnish to the Executing Shareholders whose shares are covered in the Registration Statement (“Holders”) such number of copies of the prospectus for the Registration Statement, including a preliminary prospectus (and amendments or supplements thereto), in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Closing Consideration Shares owned by them;

(2)           use its reasonable commercial efforts to register and qualify the securities covered by such registration statement under such other United States securities or blue sky laws of such jurisdictions within the United States as will be reasonably requested by the Executing Shareholders; provided that Purchaser will not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such state or jurisdiction unless Purchaser is already so qualified or subject to service of process, respectively, in such jurisdiction; and

(3)           promptly notify the Executing Shareholders in writing at any time when a prospectus relating to the Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

(e)           Executing  Shareholder Obligations.

(1)           Each Executing Shareholder shall deliver to Purchaser an Executing Shareholder Questionnaire in the form attached hereto as Exhibit AA and shall provide such other information and shall execute such other documents in connection with such registration as Purchaser may reasonably request.  At least seven (7) Business Days prior to the first anticipated filing date of any Registration Statement, Purchaser shall notify each Executing Shareholder of the information Purchaser requires from such Executing Shareholder in order for such Executing Shareholder to have any of such holders’ Closing Consideration Shares included in the Registration Statement.  Each Executing Shareholder shall provide a completed Executing Shareholder Questionnaire in the form attached hereto as Exhibit AA and such other information request by Purchaser to Purchaser at least four (4) Business Days prior to the first anticipated filing date of such Registration Statement in order for such Executing Shareholder to have any Closing Consideration Shares included in the Registration Statement.  Purchaser shall not have any obligation to register the Closing Consideration Shares pursuant to this Agreement or otherwise with respect to Closing Consideration Shares held by any Executing Shareholder that does not comply with the terms and conditions of this Agreement.

(2)           Each Executing Shareholder, by its acceptance of the Closing Consideration Shares agrees to cooperate with Purchaser as reasonably requested by Purchaser in connection with the preparation and filing of a Registration Statement hereunder, unless such Executing Shareholder has notified Purchaser in writing of its election to exclude all of its Closing Consideration Shares from such Registration Statement.

(3)           Each Executing Shareholder agrees that, upon receipt of any notice from Purchaser of either (i) the commencement of a Suspension Period pursuant to Section 7.03(a), such Executing Shareholder will immediately discontinue disposition of Closing Consideration Shares pursuant to the Registration Statement covering such Closing Consideration Shares, until the Executing Shareholder is advised by the Company that such dispositions may again be made.

(f)           Indemnification.

(1)           By Purchaser.  To the fullest extent permitted by law, Purchaser will indemnify, defend and hold harmless each Executing Shareholder, the officers, directors, agents and employees of each of them, each person who controls any Executing Shareholder within the meaning of Section 15 of the Securities Act or Section 12 of the Exchange Act, and the officers, directors, agents and employees of each such controlling person, against any losses, claims, damages, or liabilities (joint or several) to which such Executing Shareholder may become subject under the Securities Act, the Exchange Act, other U.S. federal or state law or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a “Violation”):

(A)           any untrue statement or alleged untrue statement of a material fact contained in a registration statement filed by Purchaser pursuant to this Section 7.03 pursuant to which Closing Consideration Shares are sold, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

(B)           the omission or alleged omission to state in such registration statement, preliminary prospectus or final prospectus or any amendments or supplements thereto, a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

(C)           any violation or alleged violation by Purchaser of the Securities Act, the Exchange Act, any U.S. federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any U.S. federal or state securities law in connection with the offering of Closing Consideration Shares covered by such registration statement;

provided, however, that the indemnity agreement contained in this Section 7.03(e)(i) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the prior written consent of Purchaser, nor shall Purchaser be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder or as result of any violation or alleged violation by a Selling Shareholder of the Securities Act, the Exchange Act, any U.S. federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any U.S. federal or state securities law.

(2)           By Holders. To the fullest extent permitted by law, each selling Executing Shareholder will indemnify and hold harmless Purchaser, its directors, officers agents and employees, each person, if any, who controls Panther within the meaning of Section 15 of the Securities Act or Section 12 of the Exchange Act, any underwriter and any other  Executing Shareholder selling securities under such registration statement, against any losses, claims, damages or liabilities (joint or several) to which Purchaser or any such director, officer, controlling person, underwriter or other such  Executing Shareholder may become subject under the Securities Act, the Exchange Act, other federal or state law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such  Executing Shareholder expressly for use in connection with such registration; and each such Executing Shareholder will indemnify and reimburse Purchaser and any such director, officer, controlling person, underwriter or other  Executing Shareholder for any reasonable attorneys’ fees and other expenses reasonably incurred by Purchaser or any such director, officer, controlling person, underwriter or other Executing Shareholder in connection with investigating or defending any such loss, claim, damage, liability or action, as incurred. In no event will the liability of any Executing Shareholder under this Section 7.03(e)(ii) exceed the net proceeds from the applicable sale of Closing Consideration Shares received by such Executing Shareholder.

(3)           Promptly after receipt by an indemnified party under this Section 7.03(f) of notice of the commencement of any action (including any governmental action) against, such indemnified party; such indemnified party will, if a claim for indemnification or contribution in respect thereof is to be made against any indemnifying party under this Section 7.03(f), deliver to the indemnifying party a written notice of the commencement thereof and, if the indemnifying party is Purchaser, Purchaser shall have the right to control the defense of such action, and if Purchaser fails to defend such action it shall indemnify and reimburse the selling Holders for any reasonable attorneys’ fees and other expenses reasonably incurred by them in connection with investigating or defending such action; provided, however, that: (x) Purchaser shall also have the right, at its option, to assume and control the defense of any action with respect to which Purchaser or any person entitled to be indemnified by the selling Holders under Section 7.03(f)(2) is entitled to indemnification from the selling Holders; (ii) the indemnified party or parties shall have the right to participate at its own expense in the defense of such action and (but only to the extent agreed in writing with Purchaser and any other indemnifying party similarly noticed) to assume the defense thereof with counsel mutually satisfactory to the parties; and (iii) an indemnified party shall have the right to retain its own counsel, with the fees and expenses of such counsel to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to an actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure of an indemnified party to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to the ability of the indemnifying party to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under Section 7.03(f), but the omission so to deliver written notice to the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party otherwise than under this Section 7.03(f).

Section 7.04                                Form S-8.

With respect to the Unvested Company Options assumed pursuant to Section 2.12 and held by employees of the Company that continue employment following the Closing Date, Purchaser shall file with the SEC a registration statement on Form S-8 (or any successor form), relating to the Purchaser's Shares issuable pursuant to the exercise of Purchaser's Equity Awards.  Any such registration statement shall be filed within ten (10) days after the Closing Date, and Purchaser shall use commercially reasonable efforts, and subject to applicable securities laws, to maintain the effectiveness of such registration statement for so long as any assumed Unvested Company Options remain outstanding, subject to Purchaser’s standard policies regarding securities compliance, but in any event not less than the Effective Period. Purchaser shall, as soon as practicable after the Closing Date, deliver to each holder of a Purchaser's Equity Awards written notice documenting the assumption of the Unvested Company Option. Such notice shall specify the number of Purchaser's Shares subject to the Purchaser's Equity Awards, as well as the exercise price per Consideration Share subject to such assumed Purchaser's Equity Awards. The provisions of this Section 7.04 are not intended to be for the benefit of, or enforceable by, any holder of Company Options.

Section 7.05                                Bonus/ Retention Pool.

(a)           Retention Pool. No later than such applicable date set forth in Exhibit J as to each Milestone set forth therein (each date, a “Date of Grant”), Purchaser shall pay up to an aggregate amount of US$5,000,000 to such persons and in such amounts as set forth on Exhibit I (the “Designated Employees” and “Transaction Payments”, respectively); provided that the Transaction Payment to each individual set forth on Exhibit I, as it applies to each individual Milestone, is subject to such individual remaining continuously employed by Purchaser or any of its Subsidiaries through December 31, 2010 (the “Eligible Employees”) and provided further that the applicable Milestone set forth in Exhibit J was attained (on or before the date specified in Exhibit J). Each applicable Milestone shall be deemed to be attained upon the mutual agreement of the Company’s Chief Executive Officer (or person acting in such capacity notwithstanding a change in formal title following the Closing) and Purchaser’s Chief Executive Officer.  Notwithstanding the foregoing, in the event the Company attains the Milestones set forth in Exhibit J (on or prior to the date specified therein) and a Designated Employee’s employment with Purchaser or any of its Subsidiaries is terminated prior to December 31, 2010 by Purchaser or such Subsidiary for any reason other than for “Cause”, such Designated Employee shall be entitled to receive, at the applicable Date of Grant, the Transaction Payment set opposite to his or her name in Exhibit I and shall be deemed to be “Eligible Employees”. For purpose of this Agreement, “Cause” means (a) conviction of the Designated Employee of a felony (other than a traffic-related offense); (b) persistent and willful refusal by the Designated Employee to properly perform his or her obligations under his or her applicable employment agreement; (c) the Designated Employee’s willful misconduct or material negligence with regard to the business, assets or employees of the Company or its affiliated entities, including breach of fiduciary duty, or other conduct which is materially detrimental to the Company, as determined by the Company; (d) the Designated Employee’s theft, embezzlement, dishonesty or fraud with regard to the Company or any other material breach by the Designated Employee of his or her applicable employment agreement which, if curable, remains uncured for twenty (20) days after a written notice thereof is given to the Designated Employee, or any breach of his or her duties of non-disclosure, confidentiality or non-competition which the Designated Employee agrees are not curable.

(b)           Redistribution. In the event that the Milestones set forth in Exhibit J were attained (on or before the date specified in Exhibit J) and a Designated Employee is no longer eligible to receive his or her portion of the Transaction Payments pursuant to Section 7.05(a), the portion of the Transaction Payments which would have been payable to such Designated Employee shall be paid at the Date of Grant to all Eligible Employees (remaining employed by Purchaser or any of its Subsidiaries through December 31, 2010, as set forth in Section 7.05(a) above), based on the proportions each Eligible Employee is entitled to receive out of the total Transaction Payments.

(c)           Withholding Obligations. Purchaser shall be entitled to deduct and withhold from any Transaction Payment pursuant to Section 7.05(a) such amounts as Purchaser is required to deduct or withhold therefrom under the Israeli Code, the Code or any other Applicable Law, with respect to such Transaction Payment.

(d)           Third Party Beneficiaries. The provisions of this Section 7.05 are not intended to be for the benefit of, and enforceable by, any Eligible Employee.

Section 7.06                                Employee Benefits; Other Employment Matters.

(a)           Additional Employment Matters. Purchaser agrees that, subject to any necessary transition period and subject to any applicable plan provisions, contractual requirements or Applicable Law: (i) all employees of the Company who continue employment with Purchaser or any Affiliate of Purchaser after the Closing (“Continuing Employees”) shall be eligible to receive employee benefits that are substantially similar in the aggregate to those employee benefits provided to similarly situated employees of Purchaser and its Subsidiaries; and (ii) for the sole purpose of determining a Continuing Employee’s eligibility to receive such employee benefits (but not for purposes of benefit accrual), such Continuing Employee shall, to the extent permitted by Applicable Law, receive credit under such benefit plans for his or her years of continuous service with the Company prior to the Closing to the same extent as such Continuing Employee was entitled, prior to the Closing, to credit for such service under any similar benefit plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Closing; provided that, such credit shall not result in duplication of benefits. Nothing in this Section 7.06 will be or be deemed to be an amendment of any benefit plan or benefit agreement of the Company or will require Purchaser to continue the service relationship (whether as an employee, director, consultant, or otherwise) of any individual.

(b)           Third Party Beneficiaries. The provisions of this Section 7.06 are not intended to be for the benefit of, or enforceable by, any Continuing Employee.

Section 7.07                                Indemnification of Officers and Directors.

(a)           Rights to Indemnification. Purchaser agrees that all rights to indemnification for acts or omissions occurring prior to and through the Closing Date (including the approval and execution of this Agreement and other Transaction Documents and the consummation of the Transaction contemplated hereby) existing as of the date of this Agreement in favor of the current and former directors and officers of the Company listed on Exhibit P shall survive Closing and the consummation of the Transactions and shall continue in full force and effect in accordance with their terms following the Closing Date, and Purchaser shall cause the Company to fulfill and honor such obligations to the maximum extent permitted by Applicable Law.

(b)           D&O Tail. Prior to the Closing, the Company shall obtain and fully pay for “tail” insurance policies with a claims period of at least seven years from the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Closing Date.

(c)           Third Party Beneficiaries. The provisions of this Section 7.07 shall survive the Closing and are intended to be for the benefit of, and enforceable by, each current director and officer of the Company and his or her heirs and personal representatives, and nothing in this Agreement shall affect any indemnification rights that any such current director or officer and his or her heirs and personal representatives may have under the Articles of Association of the Company or any Contract or Applicable Law.

Section 7.08                                Nasdaq.

At Closing, Purchaser shall file with the Nasdaq Stock Market a true and complete Notification Form: Listing of Additional Shares covering the Closing Consideration Shares to be issued in connection with the Transactions.

Section 7.09                                Israeli Securities Law.

As soon as practicable following the execution of this Agreement, Purchaser, in consultation with Company, shall submit a request to, and to use reasonable commercial efforts to receive from, the Israeli Securities Authority an exemption pursuant to Section 15D of the Israeli Securities Law from the requirement to file in Israel a prospectus with respect to the Transaction contemplated hereby.

Section 7.10                                Parachute Payments.

As promptly as practicable after the execution of this Agreement, the Company shall submit to the shareholders of the Company (in a manner satisfactory to Purchaser) for approval by such number of shareholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code a written consent in favor of a single proposal to render the parachute payment provisions of Section 280G of the Code and the Treasury Regulations thereunder (collectively, “Section 280G”) inapplicable to any and all payments and/or benefits provided pursuant to any Contracts or employee benefit plan that might result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G or that would be subject to an excise tax under Section 4999 of the Code (together, the “Section 280G Payments”).  Any such shareholder approval shall be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations.  The Company and the Selling Shareholders agree that: (i) in the absence of such shareholder approval, no Section 280G Payments shall be made; and (ii) promptly after execution of this Agreement, the Company shall deliver to Purchaser waivers duly executed by each Person who might receive any Section 280G Payment.  The form and substance of all stockholder approval documents contemplated by this Section 7.10, including the waivers, shall be subject to the review and approval of Purchaser.

Section 7.11                                Communications with Employees.

Prior to the Closing Date, neither the Company nor the Selling Shareholders shall (and the Company and the Selling Shareholders shall ensure that none of their respective Representatives, any Acquired Company or any Acquired Company’s Representatives) communicate with any employees of the Acquired Companies regarding post-Closing employment matters with Purchaser or any Subsidiary or affiliate of Purchaser, including post-Closing employee benefit plans and compensation, without the prior written approval of Purchaser.

Section 7.12                                Resignation of Directors.

The Company shall obtain and deliver to Purchaser at or prior to the Closing the resignation of each director of each Acquired Company effective as of the Closing in the form set forth as Exhibit Z hereto.

Section 7.13                                Option Acknowledgment Agreements.

Prior to the Closing, the Company shall use reasonable commercial efforts to cause each holder of outstanding Vested Company Options granted under the Company Option Plan to enter into an Option Acknowledgment Agreement, in form and substance satisfactory to Purchaser (an “Option Acknowledgment Agreement”).

ARTICLE VIII
TAX MATTERS

Section 8.01                                Tax Returns.

(a)           Filings Prior to the Closing Date. Each of the Acquired Companies shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of such Acquired Company that are required to be filed (taking into account any extensions granted) on or before the Closing Date, and such Acquired Company shall pay, or cause to be paid, all of its Taxes that are due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of such Acquired Company, as applicable, with respect to such items, except as required by Applicable Law.

(b)           Post Closing Filings. Following the Closing, Purchaser shall prepare (or cause to be prepared) and timely file (or caused to be timely filed) all other Tax Returns with respect to the Acquired Companies that are required to be filed (taking into account any extensions granted) after the Closing Date, including to Tax Returns for any Straddle Period. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Acquired Companies, as applicable, with respect to such items, except as otherwise required by Applicable Law. Purchaser shall deliver a draft of any such Tax Returns for Pre-Closing Tax Periods at least 30 days prior to the due date (taking into account any extension) for the filing of such Tax Return to the Holder Representatives for review. Purchaser shall reflect any reasonable comments the Holder Representatives may submit to Purchaser no less than five (5) Business Days prior to the due date of such Tax Returns (or any extension for such filling).  For clarification purposes the parties agree: (i) the fact that any such Tax Returns are submitted to the Holder Representatives for review shall not, as of itself, be deemed to trigger and indemnification claim, impose an indemnification obligation on the Participating Rights Holder with respect thereto under this Article 8 and shall not exempt Purchaser from acting in accordance with, nor shall it prevent the Participating Rights Holders from relying on the provisions set forth in Article XI below (ii) the Taxes that may be due and payable by any of the Acquired Companies will not be, in of itself, evidence of a breach of the Company’s representations and warranties set forth in this Agreement (even if the position, interoperation of any applicable Tax law or action taken by Purchaser or any of the Acquired Companies will have an adverse impact the Acquired Companies business for the post-Closing Tax period), and (iii) only amounts exceeding the reserve for Tax liability for said item set forth on the face of the Balance Sheet (rather than in amounts in the notes thereto) shall be eligible for any Damage claim pursuant to this Agreement.

(c)           Straddle Period. In the case of a Straddle Period, the portion of any Tax that is allocable to the taxable period that is deemed to end on the day prior to the Closing Date will be: (i) in the case of Taxes other than income, sales and use and withholding Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the close of business on the day prior to the Closing Date and the denominator of which is the number of calendar days in the entire period, and (ii) in the case of income (including capital gains), sales and use and withholding Taxes, determined from the books and records of the Company as though the taxable year of the Company terminated at the close of business on the day prior to the Closing Date.

Section 8.02                                Cooperation.

The Company and the Holder Representatives shall, and shall cause the Acquired Companies to, and Purchaser shall, and shall cause its respective Affiliates, auditors and Representatives to reasonably cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes. In the event of an indemnification claim that will be made against the Participating Rights Holders with respect to any Tax matters, each of the Holder Representatives and his advisors and consultants will need access, from time to time, after the Closing Date, to certain accounting and Tax records and information held by the Acquired Companies to the extent such records and information pertain to events occurring prior to the Closing Date; therefore, Purchaser, as a condition to any indemnification claim that may be made pursuant to Article XI hereof, shall cause each of the Acquired Companies to, (a) properly retain and maintain such records until such time as the Holder Representatives agree, in writing, that such retention and maintenance is no longer necessary, but in no event later than the applicable survival period has expired and (b) allow each of the Holder Representatives and his consultants and advisors, at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records as they may deem reasonably necessary or appropriate from time to time, during normal business hours and at the Participating Rights Holder’s expense.

Section 8.03                                Tax Contests.

(a)           Notification. Purchaser and the Acquired Companies, on the one hand, and the Participating Rights Holder, on the other hand, and their respective Representatives, shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, notices of Tax deficiency or other adjustments of Taxes, audits, examinations or similar events with respect to Taxes payable by the Company or by any Taxing authority regarding the Company and in each case relating to a taxable period (or portion thereof) ending on or before the Closing Date or relating to the income, assets or operations of the Company and the Subsidiaries for all taxable periods, in each case for which the Participating Rights Holders may be liable under Article XI and send a copy of such written notice to the counter party.

(b)           Purchaser’s Control. Purchaser shall have the sole right to control any audit or examination by any Taxing authority, initiate any claim for refund or amend any Tax Return, and contest, resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes of, or relating to, the income, assets or operations of the Acquired Companies for all taxable periods, and the terms of and procedures set forth in Section 11.04 (Defense of Third Party Claims) shall apply hereto, mutatis mutandis.

Section 8.04                                Transfer Taxes.

Each Participating Rights Holder and Purchaser shall pay all sales, use, stamp, documentary, filing, recording, transfer or similar fees or Taxes or governmental charges (collectively, “Transfer Taxes”) levied against such Person by any Governmental Authority as a result of the Transactions. For the avoidance of doubt, Transfer Taxes shall not include any Taxes based upon or in any way with reference to income, receipts or gain.

ARTICLE IX
CONDITIONS TO THE TRANSACTIONS

Section 9.01                                Conditions to the Obligations of Each Party.

The obligations of the Company, Purchaser and the Selling Shareholders to consummate the Transactions are subject to the satisfaction of the following conditions:

(a)           No Injunction. No temporary restraining order, preliminary or permanent injunction or other order or decree issued by any Governmental Authority of competent jurisdiction shall be in effect which prevents the consummation of the Transactions on the terms contemplated herein, and no Applicable Law shall have been enacted or be deemed applicable to the Transactions that makes the consummation of the Transactions illegal.

(b)           Securities Law Exemptions.  Purchaser shall have received a letter of exemption under Section 15D of the Israeli Securities Law of 1968, as amended, or some other legally compliant method of issuing options in Purchaser’s Shares to holders of Unvested Company Options in Israel.

Section 9.02                                Conditions to the Obligations of Purchaser.

The obligations of Purchaser to consummate the Transactions are subject to the satisfaction, or waiver by Purchaser in its sole discretion, at or prior to the Closing, of the following further conditions:

(a)           Representations and Warranties. (i) Each of the representations and warranties made by the Company in this Agreement shall have been accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except for representations and warranties that speak as of a particular date, which shall be accurate in all material respects as of such date), without giving effect to any materiality qualifications contained or incorporated directly or indirectly in such representations and warranties; provided, however, that the representations and warranties contained in Section 3.05(a) through 3.05(d) must be accurate in all respects as of the date of this Agreement and the Closing Date, and (ii) each of the representations and warranties made by the Selling Shareholders in this Agreement shall have been accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except for representations and warranties that speak as of a particular date, which shall be accurate in all material respects as of such date), without giving effect to any materiality qualifications contained or incorporated directly or indirectly in such representations and warranties; provided, however, that the conditions set forth in each of clauses (i) and (ii) above shall be deemed not to have been met only if all inaccuracies in the Company’s or the Selling Shareholders’, as applicable, representations and warranties in this Agreement constitute a Company Material Adverse Effect.

(b)           Covenants. (i) Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects and (ii) each of the covenants and obligations that the Selling Shareholders are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c)           Company Warrants. Purchaser shall have received evidence reasonably satisfactory to it that all Company Warrants have been terminated or exercised prior to the Closing Date and that the Company Warrantholders have waived any right to prior notification of the Transactions.

(d)           Executed Agreements and Certificates. Purchaser shall have received the following agreements and documents, each of which shall be in full force and effect:

(1)           this Agreement executed by Selling Shareholders holding in excess of ninety-five percent (95%) of the issued and outstanding Company Shares, including Company Shares issued or issuable upon exercise of Company Warrants outstanding on the date hereof; provided that, in no event shall Purchaser be required to consummate the Transactions within a date that is the later of one (1) month from the date the Bring Along Notice is delivered to Non-Execution Shareholders or such date as a final decision in a court of law is issued in connection with a compulsory acquisition under Section 341 of the Israeli Companies Law, without receiving executed signature pages to this Agreement by Selling Shareholders holding one hundred percent (100%) of the issued and outstanding Company Shares, including Company Shares issued or issuable upon exercise of Company Warrants outstanding on the date hereof;

(2)           the Escrow Agreement substantially in the form attached as Exhibit D, executed by each of the Holder Representatives (on behalf of himself and each Participating Rights Holder);

(3)           Lockup Agreements, executed by Principal Shareholders holding at least an aggregate of ninety percent (90%) of the issued and outstanding Company Shares;

(4)           holders of at least an aggregate of seventy-five percent (75%) of Company Shares that would be issuable upon exercise of Vested Company Options issued and outstanding immediately prior to the Closing shall deliver to Purchaser a duly executed Option Acknowledgment Agreement;

(5)           a certificate, in the form attached hereto as Exhibit Q, executed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer (the “Company Closing Certificate”) and containing representations and warranties of the Company to the effect that the conditions set forth in Sections 9.02(a)(i), 9.02(b)(i), 9.02(e)(i) 9.02(g), 9.02(h) and 9.02(i) have been duly satisfied;

(6)           the Consideration Allocation Certificate, executed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer and by the Holder Representatives;

(7)           a certificate, in the form attached hereto as Exhibit R, executed on behalf of each Selling Shareholder by the Holder Representatives (the “Selling Shareholder Certificate”) and containing representations and warranties of the Selling Shareholders to the effect that the conditions set forth in Sections 9.02(a)(ii) and 9.02(b)(ii) have been duly satisfied;

(8)           a legal opinion of Shenhav & Co. Law Offices, Herzog, Fox and Neeman, & Co., legal counsels to the Company, in the form attached hereto as Exhibit T and Exhibit U, respectively

(9)           Non-competition Agreements, executed by each of the Key Employees listed in Schedule 1;

(10)         written resignations of all directors of each Acquired Company, to be effective as of the Closing Date;

(11)         Paying Agent Agreement substantially in the form of Exhibit Y (the “Paying Agent Agreement”), executed by the Holder Representatives;

(12)         a certificate executed by the Chief Financial Officer of the Company updating Section 3.24 of the Company Disclosure Schedule as of the Closing (such certificate shall be referred to as the “Transaction Expenses Certificate”); and

(13)         a certificate executed by the Chief Executive Officer of the Company attaching and certifying the resolutions of the board of directors of the Company approving this Agreement and the transactions contemplated hereby.

(e)           Shareholders’ Approval; Share Certificates and Share Registry.

(1)           The Selling Shareholders of the Company shall have approved this Agreement and the transactions contemplated hereby, including the Transaction.

(2)           Each Selling Shareholder shall have delivered to Purchaser all certificates representing the Company Shares set forth on Exhibit A with respect to such Selling Shareholder (or Affidavits of Lost Shares with respect thereto), together with share transfer deeds satisfactory in form and substance to Purchaser and its counsel, such that Purchaser shall have received in the aggregate certificates representing all outstanding Company Shares owned by such Executing Shareholders.

(3)           The Company shall have delivered to Purchaser the share registry of the Company evidencing the transfer and ownership of all of the Company Shares to Purchaser.

(f)           Employees. As of immediately prior to the Closing: (i) each Key Employee shall submit his or her Letter of Acknowledgement; (ii) each Key Employee shall enter into a Non Competition Agreement; and (iii) at least 75% of the Acquired Companies employees shall remain employed by the Company and no more than 25% of the Acquired Companies employees shall have evidenced any intention to terminate employment with Purchaser or the Company following the Closing.

(g)           Litigation. There shall not be: (i) pending by or before any Governmental Authority any Proceeding that (A) seeks to frustrate or prevent the consummation of the Transactions on the terms, and the conferring upon Purchaser and the Company all of their respective rights and benefits, contemplated by this Agreement and is determined by the parties counsel as being likely to succeed, or (B) seeks the award of Damages (in an amount which will have a Material Adverse Effect to the Company or which is likely to exceed the amounts set forth in the Escrow Fund) payable by, or any other remedy against, Purchaser or the Company if the Transactions are consummated; or (ii) any Proceeding threatened in writing by any Person that has a reasonable likelihood of success, and that if successful would have any of the effects described in clause “(i).”

(h)           Appointment of Directors.  The Purchaser shall have received an irrevocable Letter of Appointment of Directors in the form set forth in Exhibit CC, executed by holders of a majority of the Company Preferred, including Tamir Fishman, Challenge Fund and Carmel Ventures, appointing Purchaser’s designees to the Board of Directors of the Company, effective as of the Closing.

(i)           Termination of Benefit Plans. Unless otherwise directed by the Purchaser under Section 6.04, the Purchaser shall have received evidence reasonably satisfactory to it that the Company’s  Terminable Benefit Plans shall have been terminated.

Section 9.03                                Conditions to the Obligations of the Company and the Selling Shareholders.

The obligations of the Company and the Selling Shareholders to consummate the Transactions are subject to the satisfaction, or waiver by the Company and the Holder Representatives at each party’s sole discretion, of the following further conditions:

(a)           Representations and Warranties. Each of the representations and warranties made by Purchaser in this Agreement shall have been accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except for representations and warranties that speak as of a particular date, which shall be accurate in all material respects as of such date), without giving effect to any materiality qualifications contained or incorporated directly or indirectly in such representations and warranties; provided, however, that the conditions set forth in this Section 9.03(a) shall be deemed not to have been met only if all inaccuracies in Purchaser’s representations and warranties in this Agreement constitute a Parent Material Adverse Effect.

(b)           Covenants. Each of the covenants and obligations that Purchaser is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects, provided that Purchaser’s obligations set forth in Section 2 above shall have been fully complied and Purchaser shall have paid and issued the Aggregate Consideration in accordance with the provisions of this Agreement.

(c)           Executed Agreements and Certificates. The Company and the Holder Representatives shall have received the following agreements and documents, each of which shall be in full force and effect:

(1)           the Escrow Agreement substantially in the form attached as Exhibit D, executed by Purchaser;

(2)           the Paying Agent Agreement substantially in the form of Exhibit Y, executed by Purchaser;

(3)           a certificate, in the form attached hereto as Exhibit S, executed on behalf of Purchaser by its authorized representative and containing the representation and warranty of Purchaser that the conditions set forth in Sections 9.03(a) and 9.03(b) have been duly satisfied (the “Purchaser Closing Certificate”).

(4)           the Israeli Option Tax Pre-Ruling; provided, that if the Israeli Option Tax Pre-Ruling is not obtained within forty five (45) days from the date of this Agreement, the Israeli Option Tax Pre-Ruling shall not be a condition to the consummation of the Transactions and Purchaser shall deposit any proceeds payable to the Optionholders with the Escrow Agent until such time as the Israeli Option Tax Pre-Ruling is obtained or the Holder Representatives, acting together, instruct the Purchaser to release such proceeds from the Escrow Agent (and withhold any applicable amounts).

(5)           a legal opinion of Pillsbury Winthrop Shaw Pittman LLP, legal counsel to Purchaser, in the form attached hereto as Exhibit X.

ARTICLE X
TERMINATION

Section 10.01                                Termination.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a)           by mutual written agreement of the Holder Representatives and Purchaser;

(b)           by either the Company, the Holder Representatives or Purchaser, if the Transactions have not been consummated on or before ninety (90) days from the date hereof or, if the parties execute a merger agreement pursuant to Section 6.11 above, one hundred twenty (120) days from the date hereof (such date, the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Transactions to be consummated by such time;

(c)           by either Purchaser, the Company or the Holder Representatives, if a Governmental Authority shall have issued any order, injunction or other decree or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Transactions;

(d)           by Purchaser, if (i) any representation or warranty of the Company or a Selling Shareholder contained in this Agreement shall be inaccurate such that the condition set forth in Section 9.02(a) would not be satisfied, or (ii) the covenants or obligations of the Company or the Selling Shareholders contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 9.02(b) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by the Company or the applicable Selling Shareholder during the 30-day period after Purchaser notifies the Company and the Holder Representatives in writing of the existence of such inaccuracy or breach (the “Company Cure Period”), then Purchaser may not terminate this Agreement under this Section 10.01(d) as a result of such inaccuracy or breach prior to the expiration of the Company Cure Period unless the Company or applicable Selling Shareholder is no longer continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach; or

(e)           by the Company or the Holder Representatives, if (i) any representation or warranty of Purchaser contained in this Agreement shall be inaccurate such that the condition set forth in Section 9.03(a) would not be satisfied, or (ii) the covenants or obligations of Purchaser contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 9.03(b) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by Purchaser during the 30-day period after the Holder Representatives notify Purchaser in writing of the existence of such inaccuracy or breach (the “Purchaser Cure Period”), then the Holder Representatives may not terminate this Agreement under this Section 10.01(e) as a result of such inaccuracy or breach prior to the expiration of Purchaser Cure Period unless Purchaser is no longer continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give a notice of such termination to the other parties setting forth a brief description of the basis on which such party is terminating this Agreement.

Section 10.02                                Effect of Termination.

If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect and all further obligations of the parties hereto shall terminate; provided that: (a) none of the Selling Shareholders, the Acquired Companies or the Purchaser shall be relieved of any obligation or liability arising from any prior breach by such party of any provision of this Agreement; and (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 13 and Section 7.02.

ARTICLE XI
INDEMNIFICATION

Section 11.01                                Survival of Representations.

(a)           Company and Selling Shareholders Representations. Subject to Sections 11.01(b), other than the Specified Representations, which shall survive the Closing and expire on the third anniversary of the Closing Date, and the representations and warranties set forth in Section 3.18 (“Tax Matters”),  which shall survive the Closing Date and expire on the eighteenth (18) month anniversary of the Closing Date (the “Tax Expiration Date”), all other representations and warranties made by the Company and the Selling Shareholders (the “General Representations”) shall survive the Closing and shall expire on the twelve (12) month anniversary of the Closing Date (the “General Expiration Date”). Notwithstanding the foregoing, if at any time prior to either applicable expiration date set forth above for a given representation or warranty, any Purchaser Indemnitee delivers to the Holder Representatives an Officer’s Claim Certificate, then the claim asserted in such notice shall survive until such time as such claim is fully and finally resolved.

(b)           Intentional Misrepresentation; Fraud. Notwithstanding anything to the contrary contained in Section 11.01(a), the limitations set forth in Section 11.01(a) shall not apply in the case of claims based upon intentional misrepresentation or fraud.

(c)           Purchaser’s Indemnification. Other than Purchaser’s representations and warranties set forth in Sections 5.02 (Corporate Authorization), 5.05(a), 5.05(b) (SEC Filings) and 5.06(c) (Valid Issuance) (the “Purchaser’s Specified Representations”) which shall expire on the first anniversary of the Closing Date, the representations and warranties of Purchaser set forth in Section 5 shall terminate and expire as of the Closing Date, and any liability of Purchaser with respect to such representations and warranties shall thereupon cease.  From and after the Closing Date and until the first anniversary of the Closing Date, Purchaser shall hold harmless and indemnify each of the Participating Rights Holders from and against, and shall compensate and reimburse each of the Participating Rights Holders for, any Damages which are suffered or incurred by any such  Participating Rights Holder and which arise from or as a result of, or are connected with, (i) any inaccuracy in or breach of any Purchaser’s Specified Representation (provided that solely for purposes of measuring the Damages indemnifiable hereunder there will not be given any effect to any materiality or similar qualification limiting the scope of such representation or warranty); or (ii) any breach of any covenant or obligation of the Purchaser set forth in this Agreement.  Notwithstanding the foregoing,  no indemnification payment shall be required to be made by the Purchaser to any Participating Rights Holder pursuant to Section 11.01(c)(i) as it relates to an inaccuracy in or breach of Section 5.05(a) or Section 5.05(b) or the matters set forth in clause (ii) above unless and until the aggregate amount of Damages sustained by all Executing Shareholders exceeds the Basket Amount.  If the total amount of such Damages exceeds the Basket Amount then the Participating Rights Holders shall be entitled to be indemnified against and compensated and reimbursed the entire amount of such Damages including the Basket Amount.

(d)           Extinguishment of Rights to Make Claim. Neither Purchaser nor any of Purchaser Indemnitees shall be entitled to bring any claim with respect to this Agreement and the Transactions contemplated hereby against any of the Equityholders or the Escrow Fund following the expiration of the applicable survival period. All representations and warranties made by Company or any Selling Shareholder shall terminate and expire as of the end of the applicable surviving period, and the Purchaser and Purchaser Indemnitees’ right to bring a claim, and any liability of Company or any Selling Shareholders with respect to such representations and warranties shall thereupon cease, except with respect to any liability of Company or any Participating Rights Holder as a result of an Officer’s Claim Certificate submitted prior to the expiration of the applicable survival period or as otherwise provided herein.

(e)           Escrow Fund and Escrow Period. The Escrow Fund will be held by the Escrow Agent until the Tax Expiration Date (unless prior to the applicable expiration date any Purchaser Indemnitee delivers to the Holder Representatives an Officer’s Claim Certificate, in which case the Escrow Fund will be held until the claim asserted in such notice shall be fully and finally resolved) (the "Escrow Period"). Anything in this Agreement or the Escrow Agreement notwithstanding: (i) following the General Expiration Date, Purchaser and Purchaser's Indemnitees shall not be entitled to make a claim against the Escrow Fund for any General Representation; and (ii) following the expiration of the Escrow Period all amounts in the Escrow Fund, if any, will be distributed to the Participating Rights Holders.

Section 11.02                                Indemnification by Participating Rights Holders.

(a)           Indemnification.  From and after the Closing Date, the Participating Rights Holders shall: (i) for claims made against the Escrow Fund, severally and jointly, and (ii) for any other claims, severally and not jointly, in proportion to their respective Participating Rights Holder’s Interest, hold harmless and indemnify each of the Purchaser Indemnitees from and against, and shall compensate and reimburse each of the Purchaser Indemnitees for, any Damages which are suffered or incurred by any of the Purchaser’s Indemnitees and which arise from or as a result of, or are connected with:

(1)           any inaccuracy in or breach of any representation or warranty of the Company or the Selling Shareholders contained in this Agreement as of the date of this Agreement (except in the case of any representation and warranty which by its terms speaks only as of a specified date or dates and without giving effect to: (A) any materiality or similar qualification limiting the scope of such representation or warranty for purposes of measuring the Damages indemnifiable hereunder; or (B) any update of or modification to the Company Disclosure Schedule or the Selling Shareholder Disclosure Schedule made or purported to have been made on or after the date of this Agreement);

(2)           any inaccuracy in or breach of: (A) any representation or warranty of the Company or the Selling Shareholders contained in this Agreement as if such representation or warranty was made on and as of the Closing (except in the case of any representation and warranty which by its terms speaks only as of a specified date or dates); or (B) any representation or warranty of the Company in the Company Closing Certificate or of the Selling Shareholders in the Selling Shareholders Certificate (in the case of clauses “(A)” and “(B)”, without giving effect to: (1) any materiality or similar qualification limiting the scope of such representation or warranty for purposes of measuring the Damages indemnifiable hereunder; or (2) any update of or modification to the Company Disclosure Schedule or the Selling Shareholder Schedule made or purported to have been made on or after the date of this Agreement);

(3)           any breach of any covenant or obligation of the Company or the Selling Shareholders in this Agreement or in any other agreement or document delivered to Purchaser in connection with the transactions contemplated by this Agreement;

(4)           any inaccuracy in or breach of any representation or warranty regarding the Consideration Allocation Certificate, Transaction Expense Certificate or Closing Cash Certificate; or

(5)           any Third Party Claim referred to on Schedule 11.02(a)(5), subject to the terms and conditions contained therein.

(b)           Basket.  Subject to Section 11.02(d), the Participating Rights Holders shall not be obligated or required to make any indemnification payment nor would they be subject to any liability, and Purchaser Indemnitees shall not be entitled to present a claim, demand or to receive any indemnification payment pursuant to Section 11.02(a)(1) or Section 11.02(a)(2) until such time as the total amount of all Damages that have been suffered or incurred by any one or more of the Purchaser Indemnitees exceeds an amount equal to the value of ten percent (10%) of the Escrow Fund in the aggregate, assuming a value for each Consideration Share in the Escrow Fund equal to the Average SD Share Price (the “Basket Amount”).  If the total amount of such Damages exceeds the Basket Amount then the Purchaser Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for the entire amount of such Damages including the Basket Amount.

(c)           Applicability of Basket.  The limitations that are set forth in Section 11.02(b) shall not apply: (1) in the case of fraud or intentional misrepresentation; (2) to inaccuracies in or breaches of any of the Specified Representations; or (3) to the matters referred to in Section 11.02(a)(4).

(d)           Recourse to Escrow.  (i) Following the Closing, subject to Section 11.02(e), recourse to the funds held in the Escrow Fund shall be a Purchaser’s Indemnitee’s sole and exclusive remedy for monetary damages resulting from the matters referred to in Section 11.02(a) or any other matter relating to this Agreement and the Transactions contemplated hereby.  (ii) Purchaser may elect that amounts payable to the Purchaser’s Indemnitees as Damages pursuant to this Article XI shall first be paid from the Escrow Fund as set forth in Section 11.02(a)(i) above.

(e)           Applicability of Liability Cap.  The limitation set forth in Section 11.02(d) shall not apply: (1) in the case of intentional misrepresentation or fraud; (2) to inaccuracies in or breaches of any of the Specified Representations.  The total amount of indemnification payments that the Participating Rights Holders may be required to make to the Purchaser Indemnitees pursuant to Section 11.02(a) shall be limited, with respect to each Participating Rights Holder, to the amount of cash and the total number of Consideration Shares received, if any, by the Participating Rights Holder pursuant to the terms of this Agreement with a stipulated share price equal to the Average SD Share Price per each Consideration Share issued hereunder.

(f)           Several Liability. Subject to the right of recourse against the Escrow Fund (as set forth in Section 11.02(d)(ii)), in the event of a breach by any Selling Shareholders of any of his, her or its respective representations and warranties (set forth in Article IV of this Agreement) (the "Breaching Shareholder"), Purchaser or any Purchaser Indemnitee’s shall only be entitled to present a demand, bring a claim, or be entitled to any remedy against the Breaching Shareholder, and none of the other Participating Rights Holders will be liable for such a breach (and each Breaching Shareholder will indemnify and reimburse the Participating Rights Holder and any of their respective directors, officers, controlling persons, Damage incurred by such Participating Rights Holder or any such director, officer, or controlling person in connection with any loss, claim, damage, liability or action, as incurred by them as a result of such a breach). In case of an intentional misrepresentation or fraud or an inaccuracy in or breaches of any of the Specified Representations which is not specifically related to a breach by any Selling Shareholder of any of his, her or its representations and warranties (set forth in Article IV of this Agreement) and for which Purchaser Indemnitees will be entitled to seek indemnification beyond the Escrow Fund, the Participating Rights Holders’ liability pursuant to this Agreement and this Article XI will be several and not joint and will only be based on the Participating Rights Holder’s Interest.

(g)           Calculations of Damages.  Any amounts payable pursuant to the indemnification obligations hereunder shall be paid without duplication, and in no event shall any party be indemnified under different provisions of this Agreement for the same Damages.  The amount of any Damages with respect to which any party may be entitled to indemnification under this Agreement shall be net of the amount of any insurance proceeds or contributions from third parties actually recovered by such party in connection with such Damages; provided, however, that notwithstanding the foregoing, no party shall have any obligation or duty to seek to recover any such insurance proceeds or contributions from third parties.

Anything to the contrary notwithstanding, neither the Participating Rights Holders nor any Purchaser Indemnitee shall have any liability for any loss of profits or anticipated savings; loss of goodwill or injury to reputation of Purchaser Indemnitee or such Participating Rights Holder, as the case may be; the loss of business opportunity of Purchaser Indemnitee or such Participating Rights Holder, as the case may be; punitive damages that are attributable to any act or omission of the Company or any Participating Rights Holder or any Purchaser Indemnitee, as the case may be; or any other indirect, consequential or special loss or damage (collectively: "Consequential Damages"). For clarification purposes the parties agree that in the event of a Third Party Claim which is subject to indemnification pursuant to this Article XI in which Purchaser will be obligated to pay Consequential Damages to such a third party or in any Third Party Claim that results in an injunction or other equitable remedy against the Purchaser or any Purchaser Indemnitee, such amounts paid in such Third Party Claim or any Consequential Damages incurred by Purchaser Indemnitee as a result of the Third Party Claim, including but not limited to loss of profits or anticipated savings or the loss of business opportunity of Purchaser Indemnitee, will be deemed as Damages for purpose of this Agreement and Purchaser may seek indemnity for such Damages pursuant to this Article XI.

Section 11.03                                Claims and Procedures.

(a)           Officer’s Claim Certificate. Except as provided in Schedule 11.02(a)(5) as it applies to any claim by a Purchaser Indemnitee for indemnification pursuant to Section 11.02(a)(5), if after: (i) any Purchaser Indemnitee has or claims to have incurred or suffered Damages or (ii) any Purchaser Indemnitee has made a reasonable determination that there is or may have been a breach of a representation, warranty or covenant contained in this Agreement or becomes aware of any breach of this Agreement or breach or misrepresentation of a representation or other event or circumstance for which it is, or may be or become, entitled to indemnification, compensation or reimbursement pursuant to this Article XI, Purchaser may deliver to the Holder Representatives a certificate signed by any officer of Purchaser (any certificate delivered in accordance with the provisions of this Section 11.03(a) an “Officer’s Claim Certificate”):

(1)           stating that a Purchaser Indemnitee reasonably believes that there is or may have been a breach of a representation, warranty or covenant contained in this Agreement or that such Purchaser Indemnitee is or may otherwise be entitled to indemnification under this Article XI;

(2)           to the extent possible, containing a good faith non-binding, preliminary estimate of the amount to which such Purchaser Indemnitee claims to be entitled to receive, which shall be the amount of Damages such Purchaser Indemnitee claims to have so incurred or suffered or could reasonably be expected to incur or suffer (the aggregate amount of such estimate, as it may be modified by each Purchaser or Purchaser Indemnitee in good faith from time to time, being referred to as the “Claimed Amount”); and

(3)           contain a brief description (based upon the information then possessed by Purchaser Indemnitee) the material facts known to the Purchaser Indemnitee giving rise to such claim.

(b)           Notification to the Escrow Agent. At the time of delivery of any Officer’s Claim Certificate to the Holder Representatives, a duplicate copy of such Officer’s Claim Certificate shall be delivered to the Escrow Agent by or on behalf of Purchaser (on behalf of itself or any other Purchaser Indemnitee), but the failure to provide such duplicate copy to the Escrow Agent in a timely fashion or otherwise shall not alter Purchaser Indemnitees rights under this Article XI.

(c)           Dispute Procedure.  During the 45-day period commencing upon the date that notice is deemed duly given pursuant to Section 13.01 to the Holder Representatives of an Officer’s Claim Certificate (the “Dispute Period”), the Holder Representatives, acting together, may deliver to Purchaser a written response (the “Response Notice”) in which the Holder Representatives:  (i) each agrees that the full Claimed Amount is owed to the Purchaser or Purchaser Indemnitee; (ii) each agrees that part, but not all, of the Claimed Amount (the “Agreed Amount”) is owed to the Purchaser or Purchaser Indemnitee; or (iii) each indicates that no part of the Claimed Amount is owing to the Purchaser or Purchaser Indemnitee.  Any part of the Claimed Amount that is not agreed to be owing by each of the Holder Representatives to the Purchaser or Purchaser Indemnitee pursuant to the Response Notice shall be the “Contested Amount.”  If a Response Notice is not duly given to the Purchaser pursuant to Section 13.01 prior to the expiration of the Dispute Period, then the Holder Representatives shall be conclusively deemed to have agreed that the full Claimed Amount is owed to the Purchaser Indemnitee.  For all purposes under this Agreement, Purchaser and the Escrow Agent shall only be required to give effect of any action taken or notice or response given by the Holder Representatives if such action, notice or response is signed by both Holder Representatives when delivered.

(d)           Payment of Claimed Amount.  If: (a) the Holder Representatives deliver a Response Notice agreeing that the full Claimed Amount is owed to the Purchaser Indemnitee; or (b) the Holder Representatives do not deliver a Response Notice during the Dispute Period, then: (i) in the case of an Escrow Claim (as defined below), Purchaser and the Holder Representatives shall, within three Business Days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period (as defined below), jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to pay the Claimed Amount to the Purchaser Indemnitee from the Escrow Fund; and (ii) in the case of a Direct Claim, the Participating Rights Holders, subject to the provisions set forth in Section 11.02(f), shall, within 20 days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period, pay the Claimed Amount to the Purchaser Indemnitee.

(e)           Payment of Agreed Amount.  If the Holder Representatives deliver a Response Notice agreeing that less than the full Claimed Amount is owed to the Purchaser Indemnitee, then: (i) in the case of an Escrow Claim,  Purchaser and the Holder Representatives shall, within three business days following the receipt of such Response Notice, jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to pay the Agreed Amount to such Purchaser Indemnitee from the Escrow Fund; and (ii) in the case of a Direct Claim, the Participating Rights Holders shall, subject to the provisions set forth in Section 11.02(f), shall, within 20 days following the receipt of such Response Notice, pay the Agreed Amount to the Purchaser Indemnitee.

(f)           Resolution between the Parties.  If the Holder Representatives deliver a Response Notice indicating that there is a Contested Amount, the Holder Representatives and the Purchaser shall attempt in good faith to resolve the dispute related to the Contested Amount.  If the Purchaser and the Holder Representatives resolve such dispute, such resolution shall be binding on the Holder Representatives, the Participating Rights Holders and the Purchaser and a settlement agreement stipulating the amount owed to the Purchaser or Purchaser Indemnitee (the “Stipulated Amount”) shall be signed by such Purchaser and the Holder Representatives. In the case of an Escrow Claim, Purchaser and the Holder Representatives shall, within three business days following the execution of such settlement agreement,  jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to pay the Stipulated Amount to the Purchaser Indemnitee from the Escrow Fund.  In the case of a Direct Claim, the Participating Rights Holders shall, subject to the provisions set forth in Section 11.02(f), within 20 days following the execution of such settlement agreement, pay the Stipulated Amount to the Purchaser Indemnitee.

(g)           Arbitration.  If the Holder Representatives and the Purchaser are unable to resolve the dispute relating to any Contested Amount within 45 days after the date that notice is deemed duly given pursuant to Section 13.01 to the Holder Representatives the delivery of the Officer’s Claim Certificate, then either the Purchaser Indemnitee or the Holder Representatives may submit the claim described in the Officer’s Claim Certificate to arbitration to be settled by binding arbitration in the State of New York in accordance with the JAMS’ Comprehensive Arbitration Rules and Procedures (the “JAMS Rules”) then in effect.  The language of the arbitration shall be English. Arbitration will be conducted before a single arbitrator to be mutually selected by the Purchaser Indemnitee, on the one hand, and the Holder Representatives, on the other hand.  If the Purchaser Indemnitee and the Holder Representatives fail to select an arbitrator within five business days following the submission of such dispute to arbitration, then the arbitrator shall be selected by JAMS in accordance with the JAMS Rules then in effect.  The parties agree to use all reasonable efforts to cause the arbitration hearing to be conducted within 75 days after the appointment of the arbitrator and to use all reasonable efforts to cause the decision of the arbitrator to be furnished within 15 days after the conclusion of the arbitration hearing.  The arbitrator’s authority shall be confined to deciding:  (i) whether the Purchaser Indemnitee is entitled to recover the Contested Amount (or a portion thereof), and the portion of the Contested Amount the Purchaser Indemnitee is entitled to recover; and (ii) the non-prevailing party in the arbitration.  The final decision of the arbitrator shall include the dollar amount of the award to the Purchaser Indemnitee, if any, shall be furnished to the Holder Representatives and the Purchaser Indemnitee in writing and shall constitute a conclusive determination of the issue(s) in question, binding upon the Holder Representatives, the Participating Rights Holders and the Purchaser Indemnitee and shall not be contested by any of them.  The non-prevailing party in any such arbitration shall pay the reasonable expenses (including attorneys’ fees) of the prevailing party, and the fees and expenses associated with the arbitration (including the arbitrator’s fees and expenses).  The non-prevailing party shall be determined solely by the arbitrator.  In the case of an Escrow Claim, Purchaser and the Holder Representatives shall, within three business days following the delivery of the final decision of the arbitrator (or such shorter period as may be set forth in such final decision), jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to pay the Purchaser Indemnitee in accordance with the written decision of the arbitrator from the Escrow Fund. In the case of a Direct Claim, the Participating Rights Holders shall, within 20 days following the delivery of the final decision of the arbitrator (or such shorter period as may be set forth in such final decision), pay the Purchaser Indemnitee in accordance with the written decision of the arbitrator. Any ruling or decision of the arbitrator may be enforced in any court of competent jurisdiction.

(h)           Release of Escrow Fund on Tax Expiration Date. Within three business days after the Tax Expiration Date, Purchaser and the Holder Representatives shall jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to release from the Escrow Fund to each Participating Rights Holder such Participating Rights Holder’s Interest of the amount equal to: (i) the aggregate amount remaining in the Escrow Fund as of the Tax Expiration Date; minus (ii) the aggregate amount, as of the Tax Expiration Date, of the Claimed Amounts and Contested Amounts associated with all claims contained in Notices of Claim that have not been finally resolved and paid prior to the Tax Expiration Date in accordance with this Section 11.03 (such unresolved claims being referred to as the “Unresolved Claims”).

(i)           Resolution of Unresolved Claims.  Following the Tax Expiration Date, if an Unresolved Claim is finally resolved, Purchaser and the Holder Representatives shall jointly execute and deliver to the Escrow Agent, within three business days after the final resolution of such Unresolved Claim and the delivery to the Purchaser of the amount to be delivered to the Purchaser from the Escrow Fund pursuant to this Section 11.03, a written notice instructing the Escrow Agent to release from the Escrow Fund to each Participating Rights Holder such Participating Rights Holder’s Interest of the amount  (if any) by which the aggregate amount held in the Escrow Fund as of the time of such disbursement exceeds the aggregate amount of the Claimed Amounts and Contested Amounts associated with all remaining Unresolved Claims.

(j)           Payment Allocation.  Any amount paid from the Escrow Fund to Purchaser in accordance with this Article XI shall be paid to Purchaser in (i) cash and (ii) a number of Consideration Shares, in such proportion between (x) the total Cash Consideration payable to the Participating Rights Holders and (y) the value of the Consideration Shares payable to Participating Rights Holders, assuming a value for each such Consideration Share equal to the Average SD Share Price.

(k)           Definitions.  For purposes of this Section 11.03, a claim made pursuant to an Officer’s Claim Certificate shall constitute an “Escrow Claim” if and to the extent that sufficient amounts remain in the Escrow Fund to pay the amount due to be paid to the Purchaser Indemnitee in accordance with this Article XI, and shall constitute a “Direct Claim” to the extent that the amounts held in the Escrow Fund are insufficient to pay any amount due to be paid to the Purchaser Indemnitee in accordance with this Article XI; provided, however, that a claim with respect to which recourse to the funds held in the Escrow Account is the Purchaser Indemnitee’s sole and exclusive remedy pursuant to Section 11.02(e) shall never constitute a Direct Claim.

Section 11.04                                Defense of Third-Party Claims.

In the event of the assertion or commencement by any Person of any claim or Proceeding (whether against the Company, against Purchaser or against any other Person) (a “Third Party Claim”) with respect to which any Selling Shareholder may become obligated to hold harmless, indemnify, compensate or reimburse any Purchaser Indemnitee pursuant to Article XI, Purchaser shall proceed with the defense of such claim or Proceeding on its own with counsel reasonably satisfactory to the Holder Representatives.  In such case:

(a)           each Participating Rights Holder shall make available to Purchaser any documents and materials in his possession or control that may be necessary to the defense of such claim or Proceeding; and

(b)           Purchaser shall have the right to settle, adjust or compromise such claim or Proceeding; provided, however, that if Purchaser settles, adjusts or compromises any such claim or Proceeding without the consent of the Holder Representatives, such settlement, adjustment or compromise shall not be conclusive evidence of the amount of Damages incurred by the Purchaser Indemnitee in connection with such claim or Proceeding (it being understood that if Purchaser requests that the Holder Representatives consent to a settlement, adjustment or compromise, the Holder Representatives shall not unreasonably withhold or delay such consent).

Purchaser shall give the Holder Representatives prompt notice of the commencement of any such Proceeding against Purchaser or the Company and provide information reasonably requested by the Holder Representatives and not subject to attorney-client privilege of Purchaser or Purchaser’s Indemnitees relating to such claim; provided, however, that any failure on the part of Purchaser to so notify the Holder Representatives and provide such information shall not limit any of the obligations of the Participating Rights Holders under Article XI (except to the extent such failure materially prejudices the defense of such Proceeding by the Holder Representatives).

Section 11.05                                No Contribution.

No Participating Rights Holder shall have, or be entitled to exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Company in connection with any indemnification obligation or any other liability to which he may become subject under or in connection with this Agreement.

Section 11.06                                Exercise of Remedies by Indemnitees Other Than Purchaser.

No Purchaser Indemnitee (other than Purchaser or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Purchaser (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy, in which case all matters relating to such indemnification claim or such other remedy shall be handled on behalf of such other Purchaser Indemnitee only by Purchaser (or any successor thereto or assign thereof), and the Holder Representatives shall communicate only with Purchaser (or any successor thereto or assign thereof), and not with any such other Purchaser Indemnitee with respect to any such indemnification claim or such other remedy.

Section 11.07                                Tax Impact.

The parties hereto agree to treat any indemnity payment made pursuant to this Article XI as an adjustment to the Aggregate Consideration for Tax purposes.

Section 11.08                                Sole and Exclusive Remedy.

(a)           The indemnification provisions contained in Sections 11.01 through 11.08 (inclusive) are intended to provide the sole and exclusive remedy following the Closing as to all Damages any Purchaser Indemnitee or Participating Rights Holder may incur arising from or relating to this Agreement or the Transactions; and Purchaser, with respect to itself, any of its Affiliates and any Purchaser Indemnitee, on the one hand, and each Participating Rights Holder, with respect to itself and any of its Affiliates, on the other hand, each: (i) hereby expressly waives any right, power or remedy it may have, under any Applicable Law, against the other party with respect to this Agreement and the Transactions contemplated hereby; (ii) agrees to be barred from making any claim, request or demand and shall be barred from presenting any cause of action, other than pursuant to the specific terms of this Agreement, and neither any Purchaser Indemnitee nor any Participating Rights Holder shall be entitled to any other remedy not provided for herein and to the extent, and subject to the limitations, provided for herein.

(b)           Injunctive Relief; Specific Performance. Notwithstanding Section 11.10(a) above, in addition to the remedies provided in this Article XI, injunctive relief may be obtained to enjoin the breach, or threatened breach, of any provision of this Agreement and each party shall be entitled to the specific performance by the other of its obligations hereunder or thereunder.

Section 11.09                                Additional Provisions.

(a)           Affect of Due Diligence. The representations, warranties, covenants and obligations of the Company and the Selling Shareholders, and the rights and remedies that may be exercised by Purchaser Indemnitees, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Purchaser Indemnitees or any of their Representatives.

(b)           Affect of Disclosure Schedules. For purposes of this Agreement, each statement or other item of information set forth in the Company Disclosure Schedule or a Selling Shareholder Disclosure Schedule shall be deemed to be a representation and warranty made by the Company or the Selling Shareholders, as applicable, in this Agreement.

(c)           Damages of Company. The parties acknowledge and agree that, if an Acquired Company suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Company as an Indemnitee) Purchaser shall also be deemed, by virtue of its ownership of the shares of the Company, to have incurred Damages as a result of and in connection with such inaccuracy or breach.

ARTICLE XII
 HOLDER REPRESENTATIVES

Section 12.01                                Appointment of Holder Representatives; Power and Authority.

(a)           By virtue of the execution or adoption of this Agreement, each Participating Rights Holder, including the Executing Shareholders, those executing this Agreement following the date hereof and each of the holders of Vested Company Options or the Non-Executing Shareholders, regardless of whether or not such Participating Rights Holder executes this Agreement or votes in favor of the adoption of the Agreement, whether at a meeting or by written consent in lieu thereof (it being understood that a receipt or an agreement to receive consideration pursuant to the terms of this Agreement will be deemed as an adoption of this Agreement by any Participating Rights Holder) hereby irrevocably agrees, constitutes and appoints Carmel V.C. 2 Ltd. and Tamir Fishman Ventures Management II Ltd. (and by the execution of this Agreement as a Holder Representative, each of Carmel V.C. 2 Ltd. and Tamir Fishman Ventures Management II Ltd. hereby accepts each of his appointment) as the true, exclusive and lawful agent and attorney-in-fact (each, a “Holder Representative” and together, the “Holder Representatives”) of each of the Participating Rights Holders to act: (i) as a Holder Representative under this Agreement and the Escrow Agreement and to have the right, power and authority to perform all actions (or refrain from taking any actions) the Holder Representatives shall together deem necessary, appropriate or advisable in connection with, or related to, this Agreement and the Escrow Agreement and the Transactions, (ii) in the name, place and stead of each Participating Rights Holder (A) in connection with the Transactions, in accordance with the terms and provisions of this Agreement, and (B) in any Proceeding involving this Agreement, and (iii) and to do or refrain from doing all such further acts and things, and to execute all such documents as the Holder Representatives together shall deem necessary or appropriate in connection with the Transactions (including any Transaction Document). This power of attorney is coupled with an interest and is irrevocable. All actions, decisions and instructions of the Holder Representatives shall be conclusive and binding upon all of the Participating Rights Holders, so long as such actions, decisions and instructions are jointly taken and agreed upon by the Holder Representatives.

(b)           Without derogating from the generality of the foregoing, as of the date hereof the Holder Representatives, acting together and not separately, shall have the right, power and authority to:

(1)           act for the Selling Shareholders with regard to all matters set forth in this Agreement, including those pertaining to the achievement of the Milestones and the indemnification referred to in this Agreement, the power to compromise or settle any claim regarding the Milestones or any indemnity claim on behalf of the Selling Shareholders and to transact matters of litigation or other Proceedings;

(2)           execute and deliver the Escrow Agreement on behalf of all Participating Rights Holders and all amendments, waivers, ancillary agreements, share powers, certificates and documents that the Holder Representatives deem necessary or appropriate in connection with the consummation of the Transactions;

(3)           following the receipt of a Merger Notice, negotiate and agree on the amendment of this Agreement to comply with the provisions set forth in Section 6.11 (Alternative Transaction Form).

(4)           receive funds for the payment of expenses of the Participating Rights Holders and apply such funds in payment for such expenses;

(5)           do or refrain from doing any further act or deed on behalf of the Participating Rights Holders that the Holder Representatives deem necessary or appropriate in their sole discretion relating to the subject matter of this Agreement as fully and completely as the Selling Shareholders could do if personally present; and

(6)           receive all notices or other documents given or to be given to the Holder Representatives by Purchaser pursuant to this Agreement or the Escrow Agreement;

(7)           receive service of process on behalf of any Participating Rights Holder in connection with any claims under this Agreement.

(8)           negotiate, undertake, compromise, defend, resolve and settle any suit, Proceeding, claim or dispute under this Agreement or the Escrow Agreement on behalf of the Participating Rights Holders;

(9)           engage special counsel, accountants and other advisors and incur such other expenses in connection with any of the transactions contemplated by this Agreement or the Escrow Agreement;

(10)           apply the Rep Reimbursement Amount to the payment of (or reimbursement of the Holder Representative for) expenses and liabilities which the Holder Representatives may incur pursuant to this Agreement; and

(11)           take such other action as the Holder Representatives may deem appropriate, including:

(i)            agreeing to any modification or amendment of this Agreement in accordance with Section 13.03 or the Escrow Agreement and executing and delivering an agreement of such modification or amendment;

(ii)            taking any actions required or permitted under the Escrow Agreement; and

(iii)           all such other matters as the Holder Representatives may collectively deem necessary, appropriate or advisable to carry out the intents and purposes of this Agreement and the Escrow Agreement.

(c)           Each of the Holder Representatives may be removed or replaced only upon delivery of written notice to the Company and the Purchaser by the Selling Shareholders holding at least a majority of outstanding shares of Company Shares on an as-converted-to Company Ordinary Shares basis as of immediately prior to the Closing Date. Purchaser, the Company and any other Person may conclusively and absolutely rely, without inquiry, upon any action of either of the Holder Representatives in all matters referred to herein.

Section 12.02                                Reimbursement.

(a)           The Holder Representatives shall be entitled to receive reimbursement from any Rep Reimbursement Amounts retained on behalf of the Holder Representatives, for any and all expenses, charges and liabilities, including reasonable attorneys’ fees, incurred by the Holder Representatives in the performance or discharge of its rights and obligations under this Agreement (the “Rep Expenses”). The Rep Reimbursement Amount shall only be used for the payment of the Rep Expenses or as otherwise required by this Agreement.

(b)           The Holder Representatives will not be required to take any action involving any expense unless the payment of such expense is made or provided for in a manner satisfactory to him, her or it. The Participating Rights Holders shall be responsible for and shall, jointly and severally, on a pro rata basis based on their Participating Rights Holder’s Interest, reimburse the Holder Representatives or any member thereof upon demand for all reasonable expenses, disbursements and advances incurred or made by the Holder Representatives in accordance with any of the provisions of this Agreement, the Escrow Agreement or any other documents executed in connection herewith or therewith, including the costs and expense of receiving advice of counsel according to this Agreement and the Escrow Agreement.

(c)           Any of the Rep Reimbursement Amount deposited with the Escrow Agent at the Closing that has not been consumed by the Holder Representatives pursuant to the terms of this Agreement on or prior to the end of the period in which Purchaser may make claims for indemnification pursuant to Article XI or, if later, the date on which all indemnification claims of Purchaser outstanding at the end of such period have been discharged in full, shall be distributed by the Escrow Agent to the Participating Rights Holders on a proportionate basis based on the Participating Rights Holder’s Interest.

Section 12.03                                Release from Liability; Indemnification.

Each Participating Rights Holder hereby releases the Holder Representatives and each Participating Rights Holder agrees, jointly and severally, on a pro rata basis based on their Participating Rights Holder’s Interest, to indemnify, defend and hold harmless the Holder Representatives (including any losses incurred, as such losses are incurred) for, arising out of or in connection with the acceptance or administration of the Holder Representatives’ duties hereunder or any action taken or not taken by him, her or it in his, her or its capacity as such agent (including the legal costs and expenses of defending the Holder Representatives against any claim or liability (and all actions, claims, proceedings and investigations in respect thereof) in connection with, caused by or arising out of, directly or indirectly, the performance of the Holder Representatives’ duties hereunder), except for the liability of the Holder Representatives, or any member thereof, to a Participating Rights Holder for loss which such holder will suffer from the willful misconduct of each of the Holder Representatives in carrying out his, her or its duties hereunder. The Holder Representatives will not incur any liability with respect to any action taken or suffered by him, her or it in reliance upon any notice, direction, instruction, consent, statement or other document believed by him, her or it to be genuine and to have been signed by the proper person (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except his own willful misconduct. In all questions arising under this Agreement or the Escrow Agreement, the Holder Representatives may rely on the advice of counsel, and the Holder Representatives will not be liable to the Participating Rights Holders for anything done, omitted or suffered by the Holder Representatives based on such advice. Any and all decisions, acts, consents or instructions made or given by the Holder Representatives in connection with this Agreement or the Escrow Agreement shall constitute a decision of all the Participating Rights Holders and shall be final, binding and conclusive upon each and every Participating Rights Holders, and the Purchaser shall be entitled to rely upon any such decision, act, consent or instruction of either of the Holder Representatives, acting individually or together.

ARTICLE XIII
MISCELLANEOUS

Section 13.01                                Notices.

All notices, requests and other communications required or permitted under, or otherwise made in connection with, this Agreement, shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt when transmitted by facsimile transmission or by electronic mail (but, in the case of electronic mail, only if followed by transmittal by national overnight courier or by hand for delivery on the next Business Day), (c) upon receipt after dispatch by registered or certified mail, postage prepaid or (d) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery), in each case, addressed as follows:

if to Purchaser, to:

Sigma Designs, Inc.
1778 McCarthy Blvd.
Milpitas, CA  95035
Attention: Chief Executive Officer and Chief Financial Officer
Facsimile No.: 408.957.9740

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304-1114
Attention: James J. Masetti
Facsimile No.: 650.233.4545
E-mail:jim.masetti@pillsburylaw.com

and

if to the Company prior to the Closing Date, to:

CopperGate Communications Ltd.
38 Habarzel St.
69710 Tel Aviv, Israel
Attention: Chief Executive Officer and Chief Financial Officer
Facsimile No.: 972.3.644.6253
with a copy (which shall not constitute notice) to:

Herzog, Fox & Neeman
Asia House, 4 Weizmann St.
Tel Aviv 64239, Israel
Attention: Alon Sahar, Advocate
Facsimile No.: +972-3-696-6464
Email: sahar@hfn.co.il

and to:

Shenhav & Co., Law Offices
Or Towers, Building B
4 Hanechoshet St.
Tel Aviv 69710, Israel
Attention: Dr. Ayal Shenhav, Adv.
Facsimile No.: +972-3-611-0788

if to the Holder Representatives, to:

Carmel V.C. 2 Ltd.
16 Abba Eban Avenue
Herzeliya 46725 Israel
Facsimile No.: +972.9.972.0401
Attention: Shlomo Dovrat

and

Tamir Fishman Ventures Management II Ltd.
Habarzel St. 38
Tel Aviv 69710, Israel
Facsimile No.: +972.3.685.3393
Attention: Shai Saul

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto in accordance with this Section 13.01.

Section 13.02                                Remedies; Specific Performance.

Subject to the provisions of this Agreement, the rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity, in each case without the requirement of posting any bond or other type of security.

Section 13.03                                Amendments and Waivers.

(a)           This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Purchaser and the Holder Representatives (acting exclusively for and on behalf of all of the Selling Shareholders).

(b)           No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.  No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 13.04                                Expenses.

All costs and expenses incurred in connection with this Agreement, including all third-party legal, accounting, financial advisory, consulting or other fees and expenses incurred in connection with the Transactions, shall be paid by the party incurring such cost or expense.

Section 13.05                                Disclosure Schedule References.

The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule or the Selling Shareholder Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to an individual who has read that reference and such representations and warranties.

Section 13.06                                Binding Effect; Benefit; Assignment.

(a)           The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as otherwise set forth in this Agreement, this Agreement is not intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person, other than the parties hereto and their respective successors and assigns.

(b)           No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Purchaser may transfer or assign its rights and obligations under this Agreement, without obtaining the consent or approval of any other party hereto, in whole or from time to time in part, to (i) one or more of its Affiliates at any time and (ii) after the Closing Date, to any Person; provided that such transfer or assignment shall not relieve Purchaser of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Purchaser.

Section 13.07                                Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws that would require the application of the laws of any other jurisdiction.

Section 13.08                                Jurisdiction; Waiver of Jury Trial.

The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the competent courts (federal and state) in the State of New York, subject to the arbitration provisions in Section 11.03(g), and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.01 shall be deemed effective service of process on such party. EACH PARTY HERETO IRREVOCABLY AND ABSOLUTELY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY DISPUTE IN CONNECTION WITH, ARISING UNDER OR RELATING TO THIS AGREEMENT, ANY RELATED AGREEMENT OR ANY MATTERS CONTEMPLATED HEREBY OR THEREBY, AND AGREES TO TAKE ANY AND ALL ACTION NECESSARY OR APPROPRIATE TO EFFECT SUCH WAIVER.

Section 13.09                                Counterparts; Effectiveness.

This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in ..PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 13.10                                Entire Agreement.

This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 13.11                                Attorneys’ Fees.

If any Proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

Section 13.12                                Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

COPPERGATE COMMUNICATIONS LTD.

By:	/s/ Gabi Hilevitz
Name:	Gabi Hilevitz
Title:	Chief Executive Officer

SIGMA DESIGNS, INC.

By:	/s/ Thinh Tran
Name:	Thinh Tran
Title:	Chief Executive Officer

HOLDER REPRESENTATIVE

CARMEL V.C. 2 LTD.

By:	/s/ Yitzhak Avidor /s/ Ori Bendori
Name:	Yitzhak Avidor; Ori Bendori
Title:

HOLDER REPRESENTATIVE

TAMIR FISHMAN VENTURES MANAGEMENT II LTD.

By:	/s/ Shai Saul
Name:	Shai Saul
Title:	Managing Partner

[SELLING SHAREHOLDERS]

Name:
Title:
Please check one of the following two boxes:

☐  I am a Regulation D Investor (as defined in Section 4.05 of the Agreement); or

☐  I am a Regulation S Investor (as defined in Section 4.05 of the Agreement).

_____________ Shares of Company Ordinary Shares Beneficially Owned

_____________ Shares of Company Ordinary A Shares Beneficially Owned

_____________ Shares of Company Series A-1 Preferred Shares Beneficially Owned

_____________ Shares of Company Series A-3 Preferred Shares Beneficially Owned

_____________ Shares of Company Series B Preferred Shares Beneficially Owned

_____________ Shares of Company Series C Preferred Shares Beneficially Owned

_____________ Shares of Company Series D Preferred Shares Beneficially Owned

If the offer to receive Consideration Shares under the Acquisition Agreement was made to you in Israel, then please check one of the following two boxes:

☐
I/We qualify as one of the entities listed on the First Supplement of the Israeli Securities Law-1968 (as amended), pursuant to Section 15A(b)(1) of said law (e.g., mutual investment fund, pension fund, a banking institution, insurance company, portfolio manager,  investment advisor, member of the Tel-Aviv Stock Exchange or venture capital fund, as those terms are defined therein, or a company which is not a special purpose investment vehicle with shareholders equity of not less than NIS 250 million), each of which is referred to herein as an “Exempt Investor.”

☐	I/We do not qualify as an Exempt Investor (as defined above).

Exhibit A – Executing Shareholders

Name of Shareholder
David Baum
Israel Lifshitz
Technoplus Ventures L.P.
Tamir Fishman Ventures Capital II Ltd.
Tamir Fishman Ventures II L.P
Tamir Fishman Ventures II CEO Fund (U.S) LP.
Tamir Fishman Ventures II (Cayman Islands) LP.
Tamir Fishman Ventures II (Israel) LP.
Tamir Fishman Ventures II CEO Fund LP.
The Challenge Fund II – Etgar L.P.
Far East Finance Ltd.
Carmel Ventures II L.P.
Motorola, Inc.